ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet h
DX 10287
SWIFT M

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Mining 8232 3444 Facsimile 8232 3590
1028 Telex 72263
8232 8569 Facsimile 8232 8341


06018829

SUPPL

22 November 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2006
WASH, D.C.
210
SECTION



MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note this mailing is for the period covering 8 Nov to 22 Nov inclusive.

Yours sincerely

pw

Dennis Leong
Company Secretary

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

dlw 11/29


MACQUARIE
BANK

Glossary

S&P	Standard and Poor's
SFE	Sydney Futures Exchange
SPV	Special Purpose Vehicle
T1	Tier one capital
UK	United Kingdom
US	United States of America
WA	Western Australia
YTD	Year to date


MACQUARIE
BANK

Glossary

MCW	Macquarie CountryWide Trust
MEIF/MEIF II	Macquarie European Infrastructure Fund /Macquarie European Infrastructure Fund II
MGP	Macquarie Global Property
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MMG	Macquarie Media Group
MMPR	Macquarie MEAG Prime REIT
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group
MOF	Macquarie Office Trust
MPT	Macquarie Power & Infrastructure Income Fund
MSCI	Morgan Stanley Capital International
NAB	Net Asset Backing
NOHC	Non-operating holding company
NZ	New Zealand
pcp	prior corresponding period
REIT	Real Estate Investment Trust
RWA	Risk-Weighted Assets


MACQUARIE
BANK

Glossary

FUA	Funds Under Administration
FUM	Funds Under Management
FMG	Funds Management Group
FSG	Financial Services Group
FX	Foreign Exchange
FY	Full Year
GIF II	Global Infrastructure Fund II
$HK	Hong Kong dollar
HK	Hong Kong
HY	Half year
IBF	Investment Banking Funds
IBG	Investment Banking Group
IPO	Initial Public Offering
JV	Joint Venture
LPT	Listed property trust
M&A	Mergers and Acquisitions
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group


MACQUARIE
BANK

Glossary

1H06/1H2006	Half year ended 30 September 2005
2H06/2H2006	Half year ended 31 March 2006
1H07/1H2007	Half year ended 30 September 2006
€	Euro
£	Pound
ADI	Authorised Deposit-taking Institution
AGAAP	Australian Generally Accepted Accounting Principles
AGM	Annual General Meeting
AIFRS	Australian equivalents to International Financial Reporting Standards
APRA	Australian Prudential Regulatory Authority
ASX	Australian Stock Exchange
AUD/$A	Australian dollar
AUM	Assets Under Management
BPG	Banking and Property Group
$C	Canadian dollar
CMT	Cash Management Trust
CPS	Converting Preference Shares
cps	cents per share
DRP	Dividend Reinvestment Plan
DUET	Diversified Utility and Energy Trusts
ECM	Equity Capital Markets
EPS	Earnings Per Share


MACQUARIE
BANK

Agenda

Unless otherwise specified all information is for the six months ended 30 September 2006 and increases are on the prior corresponding half year.


MACQUARIE
BANK

Macquarie Bank Limited

Result Announcement for the half year ended 30 September 2006

Presentation to Investors and Analysts

David Clarke, Executive Chairman
Allan Moss, Managing Director & Chief Executive Officer
Greg Ward, Chief Financial Officer

14 November 2006


MACQUARIE
BANK

Outlook – 2008 and beyond

- Recent growth has been extraordinary – particularly benefiting from one-off transactions – and may be difficult to repeat in the short term
- Over the medium term we continue to be well placed due to:
  - Good businesses
  - Diversification
  - Benefits of major growth strategic initiatives
  - Committed quality staff
  - Effective prudential controls
  - Continued strong global investor demand for quality assets
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses


MACQUARIE
BANK

Current year outlook

- Subject to market conditions expect 2H07 to be up on pcp
- Note that 1H07 has benefited from asset realisations and generally good market conditions
- Expect to continue to benefit from staff growth and increases in market shares
- Subject to market conditions, in the remainder of the current year we expect:
  - Continued satisfactory transaction levels
  - Most trading businesses will benefit from geographic and product expansion but market conditions may continue to negatively impact equity derivatives
  - Substantial raisings – unlisted international specialist funds
  - Performance fees at current relative prices will not be material
  - Asset disposals may be a swing factor
- Full-year end tax rate expected to be lower than pcp due to offshore tax rate differentials


MACQUARIE
BANK

Funds Management

Contribution up 32% on pcp


1%^

Comments on the first half:

- Significantly up on pcp driven by increased performance fees and base fees, especially in Australian equities
- Assets under management up 5.4% from $A51.5b (Mar '06) to $A54.3b, with growth in higher-margin products
- Strong performance from many flagship funds, including Australian Small Companies
- Launched emerging markets fund manager Globalis with OneWorld Investments (Boston), in conjunction with IBG Financial Products

Outlook:

- Fee revenue base expected to continue growing this year
- Continued expansion through:
  - development of more regional and global asset products, including hedge funds
  - opportunities to distribute global-asset products to the Korean, Taiwanese and potentially UK markets

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Financial Services

Contribution up 40% on pcp

Current operating environment:

- Continuing strong equity markets
  - Strong underwriting and broking volumes
  - Good inflows into Wrap platform and CMT

Outlook:

- Continue to investigate and invest in both domestic and international opportunities
- Broking business heavily influenced by market sentiment
- Aiming to grow new businesses – eg Macquarie Insurance – and annuity sources of income
- Increasing focus on creating innovative alternative investment opportunities, including commodity and collateralised debt obligation


MACQUARIE
BANK

Financial Services

Contribution up 40% on pcp


3%^

Comments on the year:

- Profit significantly up on pcp
  - Total assets under administration/advice/management grew 8% from $A56.2b (Mar 06) to $A60.8b
  - Wrap up 10% from $A19.2b (Mar 06) to $A21.2b and CMT up 9% from $A12.0b (Mar 06) to $A13.1b (Wrap and CMT include total Superannuation of $A18.0b)
  - Wrap continued strong inflows, CMT remains market leader with increased market share during the past year
- Macquarie Professional Series reaches $A1bn FUA 18 months after launch
- Consistently number one full service broker for ASX retail stockbroking volumes
- Fees from capital raising activities up 89 per cent on pcp
- NZ Commodities Bonds raise in excess of $A100m
- Private portfolio management and private banking businesses both reached $A1bn in FUM/FUA

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Equity Markets

Slightly up on pcp

Outlook:

- Cyclical first half revenues unlikely to be maintained in the next period
- Expect volumes and volatility in key equity markets to remain lower relative to the first half


MACQUARIE
BANK

Equity Markets
Slightly up on pcp


9%^

Comments on the first half:

- Slightly up on pcp
- Strong contribution from global securities borrowing and lending and Australian equity products businesses
- Contribution from Asian business down substantially on very strong pcp
- Good equity market conditions experienced in key trading centres, particularly Australia and the US markets
- Offset by increasing competition, particularly in Asia

Current operating environment:

- Conditions in our key trading centres are deteriorating with market volumes and volatility decreasing

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Treasury & Commodities

Contribution up 73% on pcp

Current operating environment:

- Transaction volumes generally strong
- Commodity markets volatility continuing at satisfactory levels

Outlook:

- Outlook for 2H07 lower than 1H07, partially due to unusually large realisation of oil and gas asset. 2H07 lower than pcp, due to strong results in 2H06 from commodity businesses.
- Good transaction activity levels expected to continue. Continued growth offshore.
- Expansion in gas, power and coal
- Strong competition for both transactions and staff


MACQUARIE
BANK

Treasury & Commodities

Contribution up 73% on pcp


15%^

Comments on the year:

- Excellent result – significantly up on strong pcp
- Metals and Energy Capital and Commodity Markets leading contributors to the increased result
  - Realisation of an oil and gas asset in North America
  - Strong performances in oil, sugar, investor products and US gas markets
- Foreign exchange down on strong pcp, due to decreased market volatility
- Strong results from Debt Markets and Treasury
  - Debt Markets reflecting strong performances in interest rate derivative and securities trading
  - Treasury reflecting successful management of balance sheet growth
- Futures in line with pcp

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Banking and Property

Contribution up over 280% on pcp including MGQ, marginally down excluding MGQ

Current operating environment:

- Shift in REIT markets towards wholesale rather than listed funds
- Expanding opportunities for fund investment in improving real estate markets of Europe and Japan
- Expanding mortgage origination and lending opportunities globally
- Subdued residential real estate markets on Australian east coast, WA continuing strong, US generally weaker but all markets have niche opportunities

Outlook:

- Excluding MGQ realisation, expect 2H07 to be up on 1H07 and overall year-on-year increase. Expect:
  - assets realisations in Europe & Asia in second half
- Real Estate
  - Continued very strong wholesale fund raising activity with niche REIT listing opportunities
  - Strong international deal flow for development finance and further profit realisations, particularly from land developments in Western Australian and US condominium market
- Banking & Securitisation
  - Strong and growing mortgage originations in Australia, Canada and Italy, US challenging
  - Recent BPG restructure has created greater cross-marketing opportunities for mortgages, margin lending and banking products


MACQUARIE
BANK

Banking and Property

Contribution up over 280% on pcp including MGQ, marginally down excluding MGQ


18%^

Comments on the first half:

- Up on pcp including Macquarie Goodman Group (MGQ) realisation
  - overall year-on-year increase expected excluding MGQ transaction although 1H06 marginally down on pcp excluding MGQ due to timing of assets sales
- Acquisition of Mortgages origination business in Canada with strong distribution capacity and experienced staff
- Volumes down in US mortgages due to challenging interest rate environment, Italian mortgage business growing strongly
- Strong lending growth for Mortgages Australia with $A20.5 billion of loans outstanding up 13% at 30 September 2006
- Margin Lending loan book up strongly to $A4.3 billion, up 29% for 6 months to 30 September 2006
- Macquarie Leisure Trust Group makes first US acquisition and is No.1 ranked LPT in Australian market in annual BDO LPT survey
- Wholesale fund raising completed for Macquarie Goodman Hong Kong Wholesale Fund
- Land development sales slow with prices soft on Australian east coast and US south east projects especially second home market, contrast very strong prices and sales in Western Australian projects

^ Percentage contribution based on management accounts pre-tax and pre-profit share, inclusive of MGQ.


MACQUARIE
BANK

Investment Banking

Contribution up 61% on pcp

Current operating environment:

- Generally favourable equity market conditions

Outlook:

- Strong Corporate Finance pipeline
- International growth continuing
- Expect the full year to be up on the prior period


MACQUARIE
BANK

Investment Banking

Contribution up 61% on pcp

Macquarie Securities (institutional cash equities) – 8% of MBL^

- Excellent result
- Australia/New Zealand – strong result - continued growth in secondary market revenues
- Asia – outstanding result now ahead of Australia, strong growth in secondary market shares
- New JV in South Africa – Macquarie First South Securities

Financial Products – 5% of MBL^

- Well up on pcp
- Continued diversification of retail products in Australia, the US and Europe
- New initiatives: boutique funds management JV (including Globalis JV with OneWorld Investments; MD Sass)
- Total assets under management up 11% from $A6.3b (FY06) to $A7b* (including assets managed by associates)

Macquarie Capital – 3% of MBL^

- Good result – up on pcp
- 36% growth in leasing and lending books from $A3.8b to $A5.2b

^ Contribution based on management accounts pre-tax and pre-profit share *Includes assets managed by associates


MACQUARIE
BANK

Investment Banking

Contribution up 61% on pcp

- Significant Corporate Finance transactions during the period

Australia/NZ	Andean Resources/**Kingsgate Consolidated**, **Volante Group**/Commander Communications, **Sydney Gas**/Queensland Gas, **Smart Salary**/Paxys, **Coles Myer** buyback, Southern Cross Fertilisers/**Incitec Pivot**, Retirement Services Australia/**Global Retirement Trust, Transpacific Industries**/Waste Management NZ, **AMP Life/Equatorial Mining**/Antofagasta Plc, **42 Below Limited**/Barcardi Limited*, Esanda FleetPartners/**Nikko Principal Investments***, **Alinta**/AGL* IPOs: Dyno Nobel, Wotif, Sydney Roads Group. Placements: SAI Global, Macquarie Bank, Charter Hall, Macquarie Goodman Group, DUET, Hastie Group, Transpacific, Macquarie Leisure Trust, Aspen Group
Asia	Taiwan Broadband Communications, **NS Electronics Bangkok**/United Test & Assembly Center, PT Pam Lyonnaise Jaya/**PT Astratel Nusantara & Citigroup Financial Products**, **Asia Pacific Breweries**/Foster's Vietnam brewing businesses, Gyeonggi Province Schools project, Aehyang Schools project. IPOs: Shanghai Prime Machinery Co, Shimao Property Holdings. Placement/offerings: Olam International, China Banking Corporation, Bangkok Dusit Medical Services, PYI Corporation, SK Corporation
North America	Duquesne Light Holdings*, Eurozinc Mining Corp/**Lundin Mining***, International-Matex Tank Terminals, **Western Silver**/Glamis Gold, Michigan Electric Transmission Co*, The Gas Company, Indiana toll road, Trajen Holdings, US Maintenance/**Transfield Services**, ASI Holdings, GATX Air*
UK/Europe	Petroplus International/**Tanquid**, Stagecoach London, Autoroutes Paris-Rhin-Rhone motorway, Eurinpro International/**Macquarie Goodman Group**, MOTO, BAA Plc/**Grupo Ferrovial SA**, Grupo Itevelesa/**European Vehicle Safety Holdings**, M6 refinancing, Barnet & Enfield Schools PFI, Wightlink refinancing, Swindon Hospital refinancing
Africa & Middle East	Trans African Concessions, First South Financial Services JV, Industrial City of Abu Dhabi development project

* Not yet completed at 30 September 2006


MACQUARIE
BANK

Investment Banking

Contribution up 61% on pcp

- $A5.7b^ in new equity raisings by IBF managed funds and consortia including:
  - Existing funds: DUET Group, Macquarie Korea Opportunities Fund, Macquarie Airports Reset Exchange Securities Trust ("TICkETS")
  - New unlisted funds: Macquarie European Infrastructure Fund II (Europe), Macquarie Infrastructure Partners (North America), ZonesCorp Infrastructure Fund (Middle East), Kagiso Infrastructure Empowerment Fund (South Africa)
- $A3.9b' invested or committed to new investments including:
  - bulk liquid storage, airports services, vehicle tyre inflation and electricity distribution and transmission* businesses (US)
  - vehicle inspection, roadside services and bus transport businesses (Europe)
  - two industrial park infrastructure projects (Middle East)

*Subject to regulatory approval and Duquesne Light shareholder approval ^ In October 2006 an additional $A3.0b of third party consortia equity was raised (excluding equity raised by IBF funds) for the acquisition of Thames Water, which is expected to reach financial close by the end of 2006. ' In October 2006 an additional $A5.8b was committed to the acquisition of Thames Water


MACQUARIE
BANK

Investment Banking

Contribution up 61% on pcp


54%^

Comments on the year:

- Excellent result – well up on pcp
- Growing income from international businesses; by Division:
  - Corporate Finance – 51% Financial Products – 24%
  - Macquarie Securities – 72% Macquarie Capital – 49%

Corporate Finance – 38% of MBL^

- Excellent result – completed over 90 deals valued at over $A54.7b*
  - M&A activity – very strong
  - ECM activity – good in Australia, up on pcp; Asia slightly down on pcp
  - Successful Dyno Nobel asset realisation
  - No material contribution from specialist funds performance fees
- Total equity under management up 12.2% from $A34.4b (Mar'06) to $A38.6b' and assets under management up 19.2% from $A68.3b (Mar'06) to $A81.4b'

^ Percentage contribution based on management accounts pre-tax and pre-profit share. * 6 months to 30 September 2006 ' Includes assets held directly by Macquarie acquired with a view that they may be sold into new or existing IBF-managed funds. Equity under management and assets under management will increase by $A3.7b and $A20.5b respectively on financial close of Thames Water, which is expected to occur by the end of 2006


MACQUARIE
BANK

Record contributions by all Groups (including impact of MGQ)

Index
180
160
140
120
100
80
60
40
20
0
1H 2006
1H 2007
Funds Management
Financial Services
Equity Markets
Treasury & Commodities
Banking & Property
Investment Banking Group

Percentage contribution based on management accounts pre-tax and pre-profit share, 1H2006 indexed to 100.


MACQUARIE
BANK

International income up 38% on pcp*

- International income 44% of total income*
- Excluding MGQ, international income 49% of total income*


$Ab
2.5
2.0
1.5
1.0
0.5
0.0
Second half
First half
2002
2003
2004
2005
2006
2007

*Excluding earnings on capital


MACQUARIE
BANK

Growing in Australia
Income up 52% on pcp (including MGQ)

- Key drivers of income growth were:
  - Dyno Nobel
  - Strong M&A activity
- No.1 2006 YTD ECM equity & equity-related league tables*
- No 1. ASX turnover 12 months to 30 September 2006^
- Macquarie Wrap Solutions reached $A21.2b up from $A19.2b at FY06
- CMT reached $A13.1b up from $A12.0b at FY06
- Mortgages Australia – $A20.5b of loans outstanding, up from $A18.5b at FY06
- Other fund initiatives:
  - MIG conducting an on-market security buy back of up to $A500m and is seeking approval from security holders to expand the buy back to up to 17.5% of MIG securities
  - MAp to acquire an additional 15% interest in Sydney Airport for approximately $A712m

* Thomson Financial as at 30 September 2006. ^ ASX


MACQUARIE
BANK

Growing in Australia

Income up 52% on pcp (including MGQ)

Income*


$Am
Income realised on formation of MGQ
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
HY 2007

Staff numbers


Headcount
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006**
HY 2007

- Income* up 52% on pcp (25% excluding $A302m MGQ gain)
- Staff up from 5,666 to 5,980 since FY06

*Excluding earnings on capital


MACQUARIE
BANK

Growing in the Americas

Income up 121% on pcp

- **New fund:**
  - MIP – North American unlisted infrastructure fund*
- **New business / JV:**
  - Acquisition of Canadian mortgage broker, Cervus Financial Group
  - JV with MD Sass – new investment manager incubator fund
- **Other fund initiatives:**
  - DUET- and MIP-led consortium executed a Merger Agreement to acquire 100% of the shares in US electricity transmission and distribution business Duquesne Light for $US1.59b^
  - MIC acquisition of US airport services company, Trajen Holdings Inc, for approx $US338m and 50% of North American bulk liquid storage terminal business, International-Matex Tank Terminals, for approx $US250m
  - MCAG-led consortium acquisition of vehicle tyre inflation equipment business, AIR-serv, for $US420m
  - MIP agreed to acquire 50% of interests in four US roads from MIG for approximately $US762m'
  - MLE acquires US indoor family entertainment centre business, Main Event Entertainment Holdings
- **Post balance date events:**
  - MIP agreed to acquire Canadian container terminal, Halterm Limited for $C173 million ($A199m)**
  - Acquisition (with consortium) of aircraft leasing business, GATX Air, for $US1.46b

* Further details unable to be disclosed due to US regulatory restrictions ^Subject to regulatory approval and Duquesne Light shareholder approval ' As at 30 June 2006. Sale price agreed at MIG's NAB as at 30 June 2006, rolled forward to transaction close. Transaction subject to MIG security holder approval and other conditions precedent. **Subject to financial close expected in January 2007


MACQUARIE
BANK

Growing in the Americas

Income up 121% on pcp


Income*
$Am
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
HY 2007


Staff numbers
Headcount
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006**
HY 2007

- Income* up from $A182m to $A403m on pcp
- Staff up from 663 to 828 since FY06

*Excluding earnings on capital. **Over 50 new staff as part of Cook Inlet acquisition in November 2005


MACQUARIE
BANK

Growing in Europe, Africa & the Middle East

Income up 3% on pcp

- **New funds:**
  - MEIF II – European unlisted infrastructure fund, raised €2.1b to date*, target €3b
  - ZonesCorp Infrastructure Fund – unlisted JV fund in United Arab Emirates raised AED1b ($A365m)
  - Kagiso Infrastructure Empowerment Fund – unlisted JV fund in South Africa, raised R649m ($A112m)
- **New assets:**
  - MBL-led consortium acquisition of UK roadside catering service, Moto
  - Acquisition of London bus business of Stagecoach Group plc for £264m
- **New business / JV:**
  - Macquarie First South – stockbroking and investment banking JV in South Africa
  - Acquisition of UK gas supply company, Corona Energy
- **Other fund initiatives:**
  - GIF II led consortium acquisition of Itevelesa, Spain's third largest authorised provider of vehicle safety and gas emission inspections
  - MIG £1b debt refinancing of M6 Toll
- **Post balance date events:**
  - Macquarie-led consortium acquisition of Thames Water for £8b
  - Sale of South East Water for an implied enterprise value of £655m^
  - MEIF II announced offer for Techem – cash offer of €44.00 per share, representing total equity value of €1.1b

*Following fourth close in October 2006 ^ As at 31 March 2006


MACQUARIE
BANK

Growing in Europe, Africa & the Middle East

Income up 3% on pcp

Income*


$Am
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
HY 2007

Staff numbers


Headcount
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
HY 2007

- Income* up from $A444m to $A458m on pcp
- Staff up from 648 to 754 since FY06

*Excluding earnings on capital


MACQUARIE
BANK

Growing in Asia-Pacific

Income up 40% on pcp

- **New fund:**
  - Macquarie Goodman Hong Kong Wholesale Fund – $HK4.8b ($A850m) unlisted property fund established by Macquarie Goodman Asia (JV between MBL and Macquarie Goodman)
- **New business / JV:**
  - Investment banking JV in Japan with Shinsei Bank Ltd
- **Other fund initiatives:**
  - MKOF – committed funds of over $A1b, acquisition of 40% stake in six container terminals (Taiwan, Japan, US) controlled by Hanjin Shipping*
- Excellent performance from Macquarie Securities Asia, now more profitable than Macquarie Securities Australia
- **Post balance date events:**
  - MGP Japan Core Plus Fund established by Macquarie Global Property Advisors - unlisted Japanese property fund. Capital raised: $US865m
  - MKIF commitment to provide a subordinated loan of KRW80 billion ($A113m) to the Seosuwon-Osan-Pyungtaek Expressway Project

* Subject to financial close


MACQUARIE
BANK

Growing in Asia-Pacific

Income up 40% on pcp

Income*


$Am
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
HY2007

Staff numbers


Headcount
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
HY2007

- Income* up from $A328m to $A461m on pcp^
- Staff up from 1,206 to 1,396 since FY06

*Excluding earnings on capital ^ Note rounded results, without rounding income increase 40%


MACQUARIE
BANK

- All Groups and regions had record results supported by:
  - previous business investment
  - good market conditions
  - asset realisations
- Many strategic initiatives in progress


MACQUARIE
BANK

Agenda

1. Introduction	David Clarke
2. Result analysis	Greg Ward
3. Overview of the result & Outlook	Allan Moss
4. Appendices: ▪ Glossary	

Unless otherwise specified all information is for the six months ended 30 September 2006 and increases are on the prior corresponding half year.


MACQUARIE
BANK

Non-operating holding company
Implementation

- New publicly listed company (NOHC) interposed between MBL and shareholders
  - Likely to be implemented as a Scheme of Arrangement requiring shareholder approval
- Creation of non-banking group will be achieved through various mechanisms depending on nature (and jurisdiction) of assets being transferred to non-banking group
- Cost of restructure not expected to be prohibitive but not in a position to provide details at this stage


MACQUARIE
BANK

Non-operating holding company
Proposed Funding Arrangements

- NOHC
  - Listed parent entity – will raise all ordinary share capital
  - May provide hybrid capital to the bank and non banking group
  - New debt issuance programme will be established
    - will be primary source of funding for non-banking group
    - may also provide funding to the ADI
- ADI
  - will remain a substantial financial institution in its own right
  - will continue to raise hybrid capital, subordinated debt, unsecured debt and raise deposits
- Both NOHC and ADI will be externally rated
- Not yet apparent that there will be any significant release of capital




MACQUARIE
BANK

Non-operating holding company Proposed Structure


NOHC
New listed entity
Shared Services
(Risk Management Group, Corporate Affairs Group,
Information Services Division, others)
Banking (ADI) Group
Macquarie Bank Limited
• Trading (equities, interest rate, foreign exchange, debt)
• Lending
• Banking
Deposit taking
Mortgages / Margin Lending
• Real Estate - finance and funds management
• Retail Stock broking / wealth management
• Institutional funds management
Non-banking Group
Non-bank Subsidiaries
• Investment banking activities
• Infrastructure funds
• Institutional Stock broking
• Other businesses as appropriate

- NOHC will still be subject to some APRA regulation but the majority of the banking regulations will not impact the non-banking group
- Macquarie will continue to report as a consolidated group, but key Bank capital ratios will be reported
- No major change to senior management or business strategy contemplated as a result of the restructure


MACQUARIE
BANK

Non-operating holding company
Rationale

- Major driver is continued growth in our businesses, particularly international
  - Our business cannot be easily accommodated by Australia's banking regulation framework
- Key issue is impact of conglomerates regime on international and funds management activities
  - Most of our international and funds management activities are conducted in subsidiaries that are regarded as non-bank subsidiaries under APRA's conglomerate standards
- Objective is to allow Macquarie to sustain the growth of non-banking businesses while retaining the benefit of operating banking businesses through a licensed bank (or Authorised Deposit-taking Institution – ADI)
- There will be other benefits for our non-banking businesses
  - Removal of some regulatory requirements which affect funds management activities, underwriting exposure limits, and capital deductions for certain equity investments


MACQUARIE
BANK

Non-operating holding company
Update

- As announced at July AGM we are examining the establishment of a non-operating holding company (NOHC) which would own both banking and non-banking businesses
- Initiative is consistent with Australian banking policy development arising from the Wallis reforms
- Detailed reorganisation proposal submitted to APRA 29 September 2006
- Subject to APRA approval process and required legislative changes, we hope to restructure during calendar 2007
- APRA is supportive in principle of the proposed restructure but has not yet responded to proposals in detail
- In addition, we and other banks have sought legislative changes from the Federal Government to facilitate legal, accounting and taxation aspects


MACQUARIE
BANK

Capital management
Changes in Tier 1 capital ratio since March 2006

%
22
20
18
16
14
12
10
8
6
12.4
+ 2.5
+ 1.5
+ 0.4
+ 0.4
+ 0.9
+ 1.0
+ 0.7
+ 1.5
- 1.7
- 0.9
- 0.8
- 0.9
- 0.3
- 3.5
13.2
Mar 2006
Capital Raising
Retained Earnings (net of dividends)
DRP
General Reserves
Options Exercised
MIPS Hybrid uplift
AIFRS Transition Relief
Securitisation
Mortgage portfolio growth
Assets acquired
Net deferred tax assets growth
Intangibles and Capitalised Expenses
General Provision for Credit Losses
RWA growth
Sep 2006


MACQUARIE
BANK

Capital management

Tier 1 capital usage

Risk-weighted Assets

$Ab
40
35
30
25
20
15
10
5
0
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Sep 2006^
Market risk
Off balance sheet exposures
Debt market warehouse loans
Mortgages
Margin lending
Retail and institutional stockbroking
Leasing
Relationship banking
Property
Equity investments and Held for Sale assets
Commodity loans
Other

Tier 1 Deductions

$Am
2500
2000
1500
1000
500
0
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Sep 2006^
General Provision for Credit Losses (AIFRS) and Other
Net Future Income Tax Benefit
Intangibles
Non Field of Finance Investments

^ September 2006 balances are based on AIFRS.


MACQUARIE
BANK

Capital management
Tier 1 capital ratio 13.2%

$Am
Tier 1 Ratio
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Tier 1 deductions
MIS
MIPS
CPS
Core Tier 1 equity
T1 ratio


MACQUARIE
BANK

Taxation

	Sep 06 %	Mar 06 %	Sep 05 %
Corporate tax rate	**30.0**	**30.0**	**30.0**
Rate differential on offshore income	(12.8)	(9.0)	(5.9)
Non-deductible distribution paid/provided on MIS	0.5	0.8	0.7
Non-deductible options expense	1.2	1.8	0.9
Other	(0.1)	(0.6)	(0.8)
Effective tax rate	**18.8**	**23.0**	**24.9**

- Effective tax rate down on pcp as a result of offshore tax rate differentials
  - Growth of offshore income
  - Previously foreshadowed
- Expect full year effective tax rate to be approximately 20%


MACQUARIE
BANK

Operating expenses and headcount

$Am
Expense to Income Ratio (%)
Income
Expenses
Expense to income ratio
5,000
4,000
3,000
2,000
1,000
0
80
78
76
74
72
70
68
66
2002
2003
2004
2005*
2006
1H 2007*

- Strong headcount growth – up 26% on pcp to 8,986
  - — International headcount growth up 48% on pcp to 3,006
- Maintaining low expense/ income ratio – 71.5% excluding MGQ gain*

* Adjusted to exclude impact of Macquarie Goodman Group (MGQ) gains. Including MGQ gains, the expense/income ratio is 69.1% in the year to March 2005 and 70.1% in 1H 2007.


MACQUARIE
BANK

Business segment analysis

Investment banking (41%*)
Up 70% on pcp

Asset & wealth management (29%*)
Up 35% on pcp including MGQ
(Down 10% on pcp excluding MGQ^)

Mergers and acquisitions, advisory and underwriting
Institutional stockbroking
Financial products
Infrastructure, property and other specialist funds
Retail and wholesale funds management and private client broking
Commodities
FX, futures, treasury and debt markets
Equity derivatives
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending

Up 32% on pcp
Lending (10%*)

Up 32% on pcp
Financial markets (20%*)

* Represents the percentage contribution to total income. ^ pcp includes significant performance fees from specialist infrastructure funds.

Asset realisations ongoing


MACQUARIE
BANK

$Am
2000
1500
1000
500
0
-500
Mar 2006
Acquired/Disposed Apr 2006 to Sep 2006
Sep 2006
Acquired/Disposed Oct 2006 to Nov 2006*
Nov 2006*
Assets acquired since March 2006
Longview
Boart Longyear
Stagecoach London
UK Moto
Taiwan Cable TV
Assets held since March 2006
Property: Chinese Malls
Property: Japanese buildings
Property: UK Office Parks
Retirement Village Group
Smarte Carte
Icon Parking
Isle of Man Ferries
Creative Broadcast Services (Red Bee Media)
European Directories S.A.
Canadian Health PPP
CJ Cablenet
Balance of assets held since March 2006
Assets disposed since March 2006
European Directories S.A. (10% of holding)
US Small Cap. Roads
Macquarie UK Broadcast Holdings
Property: HK Portfolio
Dyno Nobel
Brussels Airport
Taiwan Cable TV (50% of holding)

- Approx. $A370m (book value) disposed 1 April – 30 September 2006
- Approx. $A230m (book value) disposed post 30 September 2006*
- Commitments to acquire interest in Thames Water and GATX Air

* Represents closed transactions as at 10 November 2006.


MACQUARIE
BANK

Equity investments

- Substantial investments held in a number of Macquarie-managed funds
- Book value of equity investments at 30 September 2006 approx. $A3.4b, unrealised gains approx. $A618m
- August 2006 sale of 8% stake in Macquarie Goodman Group


$Ab
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Mar-04
Mar-05
Mar-06
Sep-06
MGQ
MIG
MCW
MOF
MAP
MIIF
MMPR
MCAG
MCG
MKIF
MEIF
MAG
MIC
MMG
Macq. Diversified (AA) Trust
Other infrastructure funds
Other property funds
Exchange seats
Equity markets funds
JVs and small operating investments
Other
Market value


MACQUARIE
BANK

Income from asset & equity investment realisations and other transactions

	Sep 06 $Am	Mar 06 $Am	Sep 05 $Am
Asset & equity investment realisations			
Profit on disposal of assets and equity investments	435	200	106
(Dyno Nobel, Oil & Gas asset, SFE shares, CH4 Gas, Brussels Airport, Arqiva, etc)			
Gain on sale of Macquarie Goodman Group	302	-	-
Other			
Dividends, distributions and equity accounting income	137	160	54
(MAp, MGQ, MCW, MOF, MCG, MIIF, etc)			
Net income from businesses held for resale	42	(2)	(16)
Other	17	(15)	(2)
Total	**933**	**343**	**142**

- Current result assisted by significant asset realisations
  - — MGQ, Dyno Nobel, oil & gas asset
- Normal part of our business, but asset sales are a swing factor


MACQUARIE
BANK

Net interest income

12% increase on pcp to $A330m

	Sep 06 $Am	Sep 05 $Am
Net interest income *(as reported)*	330	295
Accounting for swaps reported as trading income	*(82)*	*(55)*
Net interest income *(adjusted for accounting impacts)*	248	240

- Need to consider accounting for swaps in net interest margin analysis – provides true economic position

	Sep 2006			Sep 2005		
	Interest $Am	Average Volume $Ab	Spread %	Interest $Am	Average Volume $Ab	Spread %
Mortgage assets	55	20,918	0.52	46	16,965	0.54
Loan assets	214	17,326	2.46	185	13,668	2.69
Trading assets and other securities	71	26,328	0.54	34	15,169	0.45
Total interest bearing assets	340			265		
Non-interest bearing assets	(92)			(25)		
Total	**248**			**240**		


Loan Assets (excluding Mortgage SPVs)
$Ab
25
20
15
10
5
0
Sep 2005
Mar 2006
Sep 2006
Property
Mortgages
Margin lending & equities lending
Banking
Treasury & Commodities
Macquarie Capital: Leasing
Macquarie Capital: Other
Clearing houses
Other lending

- Loan assets spreads impacted by increased competition and mix of portfolio
- Mortgage portfolio average volume up 23%; loan portfolio average volume up 27%
- Increased funding cost on larger equity investments partially offset by capital raised in May 2006


MACQUARIE
BANK

Net trading income

11% increase on pcp to $A559m

- Net trading income up 11% on pcp
  - Strong cyclical Q1 revenue from European equity derivative products
  - Increased Australian equity products income through new product releases
  - Asia equity products contribution down on very strong pcp
    - recent fall in market volumes
    - increased competition
  - High volatility levels in commodities markets and strong demand for structured products
  - FX volumes down on pcp
  - Interest rate products up - increased levels of local and international corporate activity
- Accounting impacts:
  - Volatility on derivatives hedging interest rate risk in non-trading areas, including Hybrid swaps – no hedge accounting
  - Accounting for interest rate swaps: reported as trading income; need to consider with interest income

	Sep 06 $Am	Mar 06 $Am	Sep 05 $Am	pcp % Δ
Equity Markets	341	240	286	19%
Commodities	119	132	65	83%
Foreign exchange products	47	64	88	(47%)
Interest rate products	52	22	65	(20)%
Net Trading Income *(before adjusting for accounting impacts)*	**559**	**458**	**504**	**11%**
Revaluation of derivatives instruments	*(21)*	*(4)*	*30*	*(170%)*
Accounting for swaps	*(82)*	*(57)*	*(55)*	*497%*
Net Trading Income *(as reported)*	**456**	**397**	**479**	**(5%)**


Index
Global Equity Market Performance*
HK: Hang Seng
AU: ASX200
US: S&P500
SG: Straits Times
UK: FTSE100
JP: Nikkei 225
KR: KOSPI Comp
150
140
130
120
110
100
90
Mar 2005
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2006
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep 2006

* Source: Datastream.


MACQUARIE
BANK

Broking market conditions

Market Turnover


Index
180
160
140
120
100
80
60
Asian market turnover *
ASX market turnover #
Mar 2005
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2006
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep 2006

Market Share ^

	Sep 06 %	Mar 06 %	Sep 05 %
Australia	11.44	11.57	11.72
Hong Kong	4.47	6.95	7.93
Singapore	7.57	6.39	6.67
Korea	1.04	0.74	0.74
Japan	0.60	0.50	0.51
Taiwan	1.10	0.82	1.21
Thailand	2.74	2.32	2.43
Malaysia	1.46	1.68	2.46
Philippines	6.44	4.95	5.90
Indonesia	2.82	3.40	3.70

- Equity market indices have held up in key regions
  - Recent signs of volumes falling in Asia
- Market share in some key markets improving
  - Increased competition in equity derivatives in Hong Kong eroding market share

* Index in USD. Represents the total market turnover for the following locations: Hong Kong, Korea, Taiwan, Japan, Thailand, Singapore, Malaysia, Philippines, and Indonesia. Source: Market exchanges. # Index in AUD. Source: IRESS. ^ Share of market volume includes institutional, retail and equity markets trading.


MACQUARIE
BANK

Delivering for investors

LISTED FUNDS HAVE OUTPERFORMED OVER THE LONG-TERM

Index
600
500
400
300
200
100
0
— Macquarie Specialist Funds
— All Ordinaries Accumulation Index
— MSCI World ($A)
Dec-95
Sep-96
Jun-97
Mar-98
Dec-98
Sep-99
Jun-00
Mar-01
Dec-01
Sep-02
Jun-03
Mar-04
Dec-04
Sep-05
Jun-06

Stocks included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, DUET Group, Macquarie Capital Alliance Group, Macquarie Private Capital Group, Macquarie Media Group, Macquarie Power and Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 30 September 2006, indexed at 31 December 1995


MACQUARIE
BANK

Specialist fund raisings

- $A7.2b raised over 1H07
- 57% from international investors and 78% from unlisted sources


$Ab
8
7
6
5
4
3
2
1
0

Fund	Raising ($Am)
MEIF II	1,961
MKOF	670
MAp	557
MGP Japan Core Plus	490
ZonesCorp	366
ReFleXion Japan Trust 06	214
DUET Group	174
MIG	148
Other Listed Raisings	747
Other Unlisted Raisings	1,906
TOTAL 1H2007	**$A7.2b**


Half Year Fund raisings
$Ab
10
9
8
7
6
5
4
3
2
1
0
1H05
2H05
1H06
2H06
1H07

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2006 to 30 Sept 2006, including equity raised via DRP. Included committed, uncalled capital.


MACQUARIE
BANK

Funds management income

- AUM up 37% on pcp to $A153b; base fees up 18% on pcp to $A321m


AUM & Base fees
AUM ($Ab)
Base Fees ($Am)
Infrastructure
Property
Other specialist
FSG/FMG - retail
FSG/FMG - wholesale
180
160
140
120
100
80
60
40
20
0
350
300
250
200
150
100
50
0
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06


Performance fees
$Am
300
250
200
150
100
50
0
MAP
MCG
MIC
MIIF
MIG
MLE
MMG
MPT
Other specialist
FSG/FMG
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- Strong demand for unlisted funds
- New funds include Macquarie Infrastructure Partners (MIP), MEIF II, Macquarie Goodman Hong Kong Wholesale Fund, ZonesCorp Infrastructure Fund
- No significant performance fees as foreshadowed


MACQUARIE
BANK

Fee and commission income

16% increase on pcp to $A1,437m

$Am
700
600
500
400
300
200
100
0
Sep 2005
Mar 2006
Sep 2006
Base fees
Performance fees
M&A, Advisory and Underwriting
Brokerage and Commissions
Wrap and Other Administration Fee Income
Financial Products
Banking, Lending & Securitisation
Other fee and commission income


MACQUARIE
BANK

Operating income

46% increase on pcp to $A3,156m*

$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
MGQ gains
Asset and equity investment realisations
Other income
Interest income
Trading income
Fee and commission income
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

* 32% up on pcp excluding gain realised on sale of Macquarie Goodman Group (MGQ).


MACQUARIE
BANK

Key drivers of half

- Strong demand for commodities and structured commodity products
- Major investment banking transactions
  - Dyno Nobel
  - BAA/Ferrovial
- Asset realisations
  - Macquarie Goodman Group
  - US oil & gas asset
- Capital raised in May 2006 supporting business growth
- Tax rate lower than pcp due to offshore tax rate differentials


MACQUARIE
BANK

Key drivers of half

- All Groups up on prior corresponding period
- Continued international growth across all Groups
  — International staff up 48% on pcp from 2,037 at September 2005 to 3,006
  — International income up 38% on pcp from $A954m to $A1,321m
- Equity markets have held up in key regions
  — Strong broking revenues
  — Asia equity derivatives significantly down on very strong pcp due to increased competition
- Continuing strong demand for unlisted funds


MACQUARIE
BANK

51% increase in profit on pcp
32% excluding MGQ gains

$Am
1,000
900
800
700
600
500
400
300
200
100
0
1H
2H
MGQ gains
2002
2003
2004
2005^
2006^
2007^

^ Financial years 2005, 2006 and 2007 are reported under AIFRS, prior periods are reported under previous AGAAP.


MACQUARIE
BANK

Agenda

Unless otherwise specified all information is for the six months ended 30 September 2006 and increases are on the prior corresponding half year.


MACQUARIE
BANK

EPS, dividends and franking

Rewarding shareholders – interim dividend 125 A cps

	Sep 2006 A cps	Mar 2006 A cps	Sep 2005 A cps
EPS	300.9	187.6	212.9
Dividend	125	125	90
Dividend franking	100%	100%	90%

- 41% increase in EPS on pcp (24% excluding impact of MGQ realisation)
- 39% increase in ordinary dividend per share on pcp


MACQUARIE
BANK

51% increase in profit on pcp
32% excluding MGQ* gains

After tax (attributable to ordinary equity holders)
51% increase on 1H2006

	1H 2007	2H2006	1H2006
Incl. MGQ	$A730m	$A434m	$A482m
Excl. MGQ	$A638m	$A434m	$A482m

Pre tax
38% increase on 1H2006

	1H 2007	2H2006	1H2006
Incl. MGQ	$A943m	$A604m	$A683m
Excl. MGQ	$A812m	$A604m	$A683m

*Macquarie Goodman Group


MACQUARIE
BANK

Agenda

1. Introduction	David Clarke
2. Result analysis	Greg Ward
3. Overview of the result & Outlook	Allan Moss
4. Appendices: ▪ Glossary	

Unless otherwise specified all information is for the six months ended 30 September 2006 and increases are on the prior corresponding half year.


MACQUARIE
BANK

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).


MACQUARIE
BANK

Macquarie Bank Limited

Result Announcement for the half year ended 30 September 2006

Presentation to Investors and Analysts

David Clarke, Executive Chairman
Allan Moss, Managing Director & Chief Executive Officer
Greg Ward, Chief Financial Officer

14 November 2006

MACQUARIE BANK
INVESTOR OVERVIEW
HALF YEAR ENDED 30 SEPTEMBER 2006


MACQUARIE
BANK

(then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.


1802

Macquarie Bank staff locations at 30 September 2006

Contents

All financial information is for the half year ended 30 September 2006 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half year 30 September).

Key contacts

Macquarie Bank
Macquarie Bank Limited
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

www.macquarie.com.au

Share Register
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1118
Australia

Email: sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): +61 3 6915 5970

www.computershare.com.au

Investor Relations
No.1 Martin Place
Sydney NSW 2000
Australia

Email: macquarie.shareholders@macquarie.com

Tel (international): +61 2 8232 5006

Please notify Investor Relations via email if you wish to be added to an email distribution list to receive presentations, annual reviews and other disclosures.

Further investor information on Macquarie Bank can be found on the Bank's website at: www.macquarie.com.au/shareholdercentre.

Additional information

Macquarie Bank Group (referred to as Macquarie or the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the latest Annual Review, Financial Report and Result Announcement which can be viewed on the Bank's website or obtained from Investor Relations.

Financial highlights

	Half year to 30 September 2006	Half year to 31 March 2006	Half year to 30 September 2005
Profit after tax attributable to ordinary equity holders ($A million)	**730**	434	482
Return on average ordinary shareholders' funds (per annum)	**30.0%**	23.5%	28.8%
Basic earnings per ordinary share (cents)	**300.9**	187.6	212.9
Total assets ($A billion)	**112.6**	106.2	84.2
Tier 1 capital ratio	**13.2%**	12.4%	12.9%

Consolidated Group profit

	Half year to 30 September 2006 ($A million)	Half year to 31 March 2006 ($A million)	Half year to 30 September 2005 ($A million)
Total operating income	**3,156**	2,233	2,160
Total operating expenses	**(2,213)**	(1,629)	(1,477)
Profit from ordinary activities before income tax	**943**	604	683
Income tax expense	**(169)**	(130)	(160)
Profit from ordinary activities after income tax	**774**	474	523
Minority interests	**(29)**	(26)	(26)
Distributions paid or provided on Macquarie Income Securities	**(15)**	(14)	(15)
Profit after income tax attributable to ordinary equity holders	**730**	434	482

Profit after tax attributable to ordinary equity holders
$A million
MGQ[1] gains
31 March 30 September



1000
900
800
700
600
500
400
300
200
100
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

Basic earnings per share (EPS) performance
A cents



450
400
350
300
250
200
150
100
50
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

[1] Macquarie Goodman Group.

Overview

Macquarie is a diversified international provider of financial and investment banking services, headquartered in Sydney, Australia.

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank, Hill Samuel & Co. In 1985 a banking licence was acquired and operations began under the name Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

In Australia, Macquarie is a full-service investment bank providing financial market trading and advisory products and services. In the Asia-Pacific region, the Bank provides a broad range of investment banking services, and in the Americas, Europe, Africa and the Middle East, it focuses on particular business areas in which its expertise delivers value to clients.

Macquarie has reported successive record profits and consistent growth since 1992. The Bank's approach is characterised by a commitment to the markets in which it operates and a clear focus on achieving outstanding results. Technical expertise, strong risk management and innovation underlie all activities.


Corporate Affairs Group
Greg Ward
Equity Markets Group
Kim Burke
Funds Management Group
Ben Bruck
Risk Management Group
Nick Minogue
Executive Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Managing Director and Chief Executive Officer
Allan Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Banking and Property Group
Bill Moss
Central Executive
Risk Management Group
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Information Services Division
Nigel Smyth

Macquarie's business activities are organised into six principal operating Groups. The concentric design of the organisation chart shown opposite illustrates the non-hierarchical nature of the Bank and the central role of risk management. A network of support areas provides the infrastructure and services that underpin the operation of the Groups. Further information on each of the Groups is contained in later sections.

Management approach

Macquarie's strength lies in its unique structure and management style, which enables businesses to exercise significant operating freedom balanced by limits on risk and observance of professional standards. Macquarie's management approach fosters an entrepreneurial culture among staff. Strong prudential management is fundamental to this culture. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long-term significance.

Other core elements of Macquarie's culture are:

- Encouraging high ethical and professional standards
- Commitment to clients
- Commitment to growth
- Recruiting, retaining and motivating quality staff
- Aligning staff rewards with those of shareholders
- Strong reporting; including financial reporting and risk reporting.

Risk management approach

Risk is an integral part of Macquarie's businesses. Management of that risk is therefore critical to the Bank's continuing profitability. Strong independent prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework.

The main risks faced by Macquarie are equity risk, credit risk, market risk, liquidity risk, operational risk and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Group (RMG) to ensure appropriate assessment and management of these risks within Macquarie. RMG also ensures that these issues are quantified and that aggregated risk does not exceed the Bank's economic capability to bear risk.

The risk management principles followed by Macquarie are:

- *Independence* – RMG is independent of all other areas of the Bank, reporting directly to the Managing Director and the Board. The Head of the Group is a member of the Bank's Executive Committee. RMG authority is required for all material risk acceptance decisions. The Group identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.
- *Centralised prudential management* – RMG's responsibility covers the whole of Macquarie, meaning it can assess risks from a Bank-wide perspective and ensure a consistent approach across all areas.
- *Approval of all new business activities* – Other areas of the Bank cannot undertake new businesses or activities, offer new products or enter new markets without RMG's approval.
- *Continuous assessment* – RMG continually reviews changes in risks brought about by both external developments and internal circumstances.
- *Frequent monitoring* – Centralised systems allow RMG to monitor credit and market risks daily. RMG staff liaise closely with other areas of the Bank to ensure that, should any limit breaches occur, they are immediately addressed, and escalated as necessary.

Staff remuneration

The goal of the Bank's remuneration approach is to drive shareholder returns over the short and longer term by aligning the interests of staff with those of shareholders and attracting and retaining high quality staff. Since its inception, Macquarie has had a profit-sharing scheme for staff. Profit share is paid out of a pool determined by a formula based on after-tax profit and earnings in excess of the cost of capital. As a result, remuneration is geared to the Bank's performance and aligned to shareholders' interests.

The remuneration of senior executives is heavily weighted towards this performance component, so there is a strong incentive to maximise the Bank's net profit and return on ordinary equity. Further, for Executive Directors, a significant part of their annual profit share (subject to certain limits) is subject to restrictions including vesting arrangements for up to 10 years to encourage long-term commitment to the Bank.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years respectively and, in the case of Executive Directors, may only be exercised if predetermined performance hurdles are met in relation to the Bank's average return on ordinary equity.

The Remuneration Report in the Directors' Report in the Bank's 2006 Annual Review describes in detail the remuneration components and the way that remuneration is designed to align staff and shareholder interests over the short and longer terms.

International activities

In Australia, Macquarie is a full-service financial institution. Internationally, the Bank's strategy is to expand selectively, seeking to enter markets where its particular skills and expertise deliver real advantage to clients. This approach gives the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets around the world. As a result, Macquarie has established successful positions in a diverse range of international markets.

Macquarie has established alliances with leading local providers in a number of international markets, enabling a marriage of the Bank's technical expertise and specialist skills with the market strength of an existing player. A list of these strategic alliances can be found on page 22.

Domestic and international income total operating income (excluding earnings on capital)
$A billion
International ■ Domestic ■



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

International operating income by region (excluding earnings on capital)
%
Americas ■ Asia Pacific ■
Europe, Africa & Middle East ■



100
80
60
40
20
0
1H 2006
2H 2006
1H 2007

Specialist funds
Macquarie has established a leading position in specific asset class investor funds (specialist funds). At 30 September 2006, specialist assets under management totalled $A97.7 billion. Specialist funds activities are spread across a number of the Bank's Operating Groups and span sectors including infrastructure (toll roads, airports, communications infrastructure, energy utilities and other asset classes), sector-specific property assets (retail, office, industrial, commercial, global opportunity development), private equity and development capital.

Macquarie's specialist funds management business is a key growth driver and has been exported to international markets. The Bank believes its experience and expertise give it a competitive advantage in acquiring and managing assets, thereby delivering superior returns to fund investors. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the funds invest.

Listed funds by country are:

Australia
- Macquarie Airports (MAP)
- Macquarie Capital Alliance Group (MCQ)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- Macquarie DDR Trust (MDT) (jointly managed with Developers Diversified Realty Corporation)
- Macquarie Infrastructure Group (MIG)
- Macquarie Leisure Trust Group (MLE)
- Macquarie Media Group™ (MMG)
- Macquarie Office Trust (MOF)
- Macquarie Private Capital Group (MPG)
- Macquarie ProLogis Trust (MPR)[1] (jointly managed with ProLogis)
- ConnectEast Group (CEU)
- DUET Group (DUE) (jointly managed with AMP Capital Investors Ltd)

Canada
- Macquarie Power & Infrastructure Income Fund (MPT)

USA
- Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD)
- Macquarie Global Infrastructure Total Return Fund (MGU)
- Macquarie Infrastructure Company (MIC)

Korea
- Macquarie Central Office Corporate Restructuring REIT (MCO)
- Macquarie Korea Infrastructure Fund (MKIF) (jointly managed with Shinhan Financial Group)

Singapore
- Macquarie International Infrastructure Fund (MIIF)
- Macquarie MEAG Prime REIT (MMP)

These funds are described in more detail in the sections that follow.

[1] MPR has a 100 per cent interest in the ordinary units of Macquarie ProLogis Income Trust (MPNPA) that has listed securities in the market.

Performance of specialist funds

The chart on page 9 shows the aggregate accumulated performance of Macquarie's listed funds (it does not include Macquarie Bank) since listing, benchmarked against the All Ordinaries Accumulation Index and the MSCI World Accumulation Index. The funds are weighted by the stocks' market capitalisations and rebalanced monthly or whenever a new stock is listed. Dividends are assumed to be reinvested into the individual stock (not the index as a whole) on the ex-dividend date.

Growth in specialist funds assets under management (AUM)
$A billion
Infrastructure ■ Property ■ Other ■


100
80
60
40
20
0
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

AUM by sector
as at 30 September 2006
Retail property ■ Commercial property ■ Industrial property ■ Communications ■ Utilities ■ Airports ■ Roads ■ Tourism/Leisure & Residential property ■ Investment funds ■ Other ■ Non-specialist funds ■


5%
5%
1%
4%
7%
10%
21%
1%
3%
8%
35%

Macquarie family of listed funds accumulated performance versus the All Ordinaries Accumulation and MSCI World Accumulation indices (to 30 September 2006)


Index
Macquarie Funds[1] Accumulated Performance
MSCI World Index in $A
All Ords Accumulation Index
600
500
400
300
200
100
0
Mar 1996
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006

Indexed to 100 on 31 December 1995.

[1] Stocks included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, DUET Group, Macquarie Media Group, Macquarie Power & Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

Investment Banking Group

Corporate Finance

Macquarie provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions (M&A), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in: infrastructure; resources; telecommunications, media, entertainment and technology (TMeT); property; industrials and financial institutions.

In 2006, Macquarie's M&A team is currently ranked No.1 for completed Australian deals with a value of $US17.0 billion, while the equity capital markets team is also ranked No.1 for Australian equity and equity-linked securities, raising over $A6.2 billion (Source: Thomson Financial).

The Corporate Finance business manages a range of specialist funds which continues to be an important part of its strategy. The Division's ability to source and acquire unique assets has allowed it to develop a number of specialist funds globally and, increasingly, new fund mandates are broadening to include investments extending beyond traditional infrastructure. The funds have provided investors with solid returns since establishment, achieving a compound annual return of 18.1 per cent[1] for all capital raised.

[1] Annualised return based on all capital raised; distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF's funds since inception to 30 September 2006 (listed funds at 30 September 2006, unlisted funds as at 30 June 2006). Calculated on an AUD basis. All cashflows converted at historic rates.

Major listed specialist funds managed include:

— Macquarie Infrastructure Group (MIG) – an ASX listed fund investing in toll roads in OECD countries including the Chicago Skyway, Dulles Greenway, South Bay Expressway and Indiana Toll Road in the US, Highway 407 in Canada, M6 Toll in the UK and the Autoroutes Paris-Rhin-Rhône motorway in France.

— Macquarie Airports (MAP) – an ASX listed fund investing in international airports. Currently holds interests in Bristol, Birmingham, Brussels, Copenhagen, Sydney and Rome airports.

— Macquarie Communications Infrastructure Group (MCG) – an ASX listed fund investing in communications infrastructure. Owns 100 per cent of Broadcast Australia and is the majority owner of Arqiva in the UK.

— Macquarie Korea Infrastructure Fund (MKIF) – jointly managed with Shinhan Financial Group and dually listed on the Korea Exchange and London Stock Exchange, the fund invests predominantly in South Korean toll roads and tunnels. Investments include the Incheon Grand Bridge, Cheonan-Nonsan Expressway and Gwangju 2nd Beltway, Section 1.

— Macquarie Infrastructure Company (MIC) – a New York Stock Exchange listed entity investing in a diversified group of infrastructure businesses in the US.

— Macquarie International Infrastructure Fund (MIIF) – a Singapore Stock Exchange listed fund investing directly and indirectly in a diversified portfolio of global infrastructure assets.

— Macquarie Media Group™ (MMG) – an ASX listed fund investing in media assets globally. Investments include Macquarie Regional Radioworks and an interest in Taiwan Broadband Communications.

Investment Banking Group contribution to profit

based on internal management accounts before tax and profit share



54%

Half year to 30 September 2006	Full year to 31 March 2006	Half year to 30 September 2005
54%	58%	57%

Contribution HY 2007

Corporate Finance (including Investment Banking Funds (IBF))[1]	38%
Macquarie Securities	8%
Financial Products	5%
Macquarie Capital	3%
Total Investment Banking Group	54%

[1] Previously Infrastructure and Specialised Funds.

– Macquarie Capital Alliance Group (MCQ) – an ASX listed fund with a broad global investment mandate (excluding property). Investments include Retirement Care Australia, Zig Inge Group, European Directories, Red Bee Media and AIR-serv.

– DUET Group (DUE) – an ASX listed energy utility fund, with interests in four gas and electricity distribution and transmission networks in Australia and one in the US. The DUET Group is jointly managed with AMP Capital Investors Ltd.

– Macquarie Power & Infrastructure Income Fund (MPT) – a Toronto Stock Exchange listed fund targeting power and infrastructure assets in North America. Owns 100 per cent of Cardinal Power in Ontario and an interest in Canadian long-term care provider Leisureworld Inc.

Major unlisted managed funds include:

– Macquarie European Infrastructure Funds I and II – invest in European infrastructure assets. Investments include utilities, airports, rail, roads, renewable energy generation and ferry operations.

– Macquarie Infrastructure Partners – invests in infrastructure assets and assets with similar characteristics located predominantly in the US and Canada.

– Macquarie Korea Opportunities Fund – invests in Korean infrastructure assets.

Staff	2,570

Activities
The Investment Banking Group brings together the Bank's wholesale structuring, underwriting, corporate advisory, investment banking funds, private equity, specialised equipment financing, institutional stockbroking and equities research capabilities.

Locations
Australia, Austria, Canada, China, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Malaysia, Netherlands, New Zealand, Philippines, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, UAE, UK and US.

– Macquarie Global Infrastructure Funds I and II – invest in a variety of smaller infrastructure investments globally.

– Macquarie Essential Assets Partnership – invests primarily in essential infrastructure assets in North America.

– ZonesCorp Infrastructure Fund – invests in infrastructure and related assets predominantly in the United Arab Emirates.

– The South Africa Infrastructure Fund and African Infrastructure Investment Fund – jointly managed with Old Mutual Asset Managers of South Africa. Both funds target infrastructure investments in sub-Saharan Africa.

– Kagiso Infrastructure Empowerment Fund – jointly managed with Old Mutual Asset Managers and Kagiso Trust Investments of South Africa. The fund will invest in infrastructure in South Africa, focusing on the Empowerment Equity positions available in potential investments.

Macquarie Securities
Macquarie Securities is an Asia-Pacific cash equity business, operating globally with equity research analysts, sales and sales trading staff covering over 850 stocks across the region and servicing international investors globally. A recent highlight was the acquisition of a 50 per cent stake in a South African institutional broker, First South Financial Services, now operating as Macquarie First South Securities.

Financial Products
Macquarie advises on and participates in corporate and project financing transactions where there is a wide range of structuring issues. The Division uses its technical skills to provide a key competitive advantage in these transactions. The Division also manufactures and distributes a number of retail financial products including the Fusion Funds, Fortress Funds, reFleXion, Australian Agricultural Products and infrastructure bonds.

Macquarie Capital (leasing and asset financing)
At 30 September 2006, the Division's portfolio of loans and leases exceeded $A5.2 billion across a range of different industries in select international markets. Macquarie provides finance, leasing, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, transportation, vendor financing and utility meters.

During the last year, the Banking and Property Group refocused into two Divisional groupings: Real Estate, including funds management, real estate investment banking and development finance, and Banking and Securitisation, including relationship banking, mortgages, margin and consumer lending, taxis and childcare.

Macquarie Real Estate
Macquarie Real Estate is a diverse, international business with a unique blend of real estate and financial expertise across a number of locations and products. It offers a range of services including funds management, wholesale equity raising, investment and development finance, development management, property securitisation, asset management, advisory and research. The major components are Real Estate Structured Finance and Real Estate Capital.

Real Estate Structured Finance
Macquarie's Real Estate Structured Finance Division is a leading provider of financing solutions for real estate projects and clients across all major real estate sectors. Services include real estate project financing across senior and mezzanine debt as well as equity funding. Over the past 20 years, it has funded more than 12,000 residential dwellings and numerous commercial and industrial projects. The business specialises in creating full finance solutions for clients encompassing development finance, acquisition and repositioning, tailored financing and structuring complex transactions, actively participating and investing in joint ventures with clients, and managing and sharing project risk. The Real Estate Structured Finance Division has active projects in Australia, the UK and on the west coast of the US.

Real Estate Capital
Real Estate Capital is a market leader in real estate management, development and fund management, deal sourcing, advisory, structuring and financing, real estate securitisation and equity capital raising, with businesses located in Australia, Asia, US, Africa, the Middle East and Europe.

— *Funds management*
Real Estate Capital specialises in the sponsorship, establishment and management of specialist listed REITs and unlisted investment vehicles.

Real Estate Capital's funds management business continues to grow its platform in the North American market and, through the real estate trusts it manages either solely or in partnership, was the leading foreign investor in US commercial real estate over the last 12 months (Source: Real Capital Analytics).

— *Business partnerships*
Macquarie Goodman Asia is a joint venture between Macquarie Goodman Group and Real Estate Capital, specialising in sourcing, acquiring and managing industrial and business space real estate across strategic Asian markets. Headquartered in Hong Kong with over 50 property executives and support staff and 125 building services staff, Macquarie Goodman Asia provides a full suite of property services including fund and asset management, acquisitions and development management services.

Banking and Property Group contribution to profit
based on internal management accounts before tax and profit share


18%

Half year to 30 September 2006	Full year to 31 March 2006	Half year to 30 September 2005
18%[1]	9%	8%

[1] Included a significant gain from the sale of Macquarie's holding in the Macquarie Goodman Group.

Staff	1,406

Activities
The Banking and Property Group encompasses real estate funds management, investment and development finance, wholesale equity raising, real estate development and development management, mortgages, securitisation, business banking services and consumer and margin lending. Over $A22 billion in property fund assets and $A23.7 billion in residential mortgages are managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist real estate funds, finance and mortgage securitisation.

Locations
Australia, Canada, China, Hong Kong, India, Italy, Japan, Singapore, South Africa, South Korea, UAE, UK and US.

Real Estate Capital also has a 49 per cent joint venture interest in Macquarie Global Property Advisors (MGPA), established in July 2004. MGPA is a private equity real estate fund management company focused on investing in Europe and Asia. The company manages a number of real estate investment funds, with the largest being Macquarie Global Property Fund II which has capital commitments of approximately $US1.3 billion.

– *Investment banking*
  Real Estate Capital's investment banking business facilitates complex transactions, providing effective risk management and often co-investing with clients to deliver superior returns. Macquarie Capital Partners is Macquarie's global real estate investment banking and advisory joint venture which specialises in raising private equity for public and private real estate operating companies and funds, and delivering strategic financial advisory services to clients around the world.

– *Development*
  Real Estate Capital is also involved in real estate development projects around the world. In Australia, it owns the national award-winning developer Urban Pacific Ltd, and is in joint venture with Great White Shark Enterprises in Medallist Developments (also in the US and South Africa). In China, it is a partner in First China Property Group, a residential developer, and worldwide is looking to create premier lifestyle communities with international partners in growth economies such as India.

Banking and Securitisation
The Banking and Securitisation Divisions bring together Macquarie's retail lending and banking businesses. As the businesses continue to grow, the synergies between these Divisions for cross marketing, client relationship management, credit management and new product development allow for a better utilisation of experience and resources.

Mortgages and Securitisation
Mortgages and Securitisation specialises in mortgage origination and funding through securitisation and is one of Australia's largest issuers of mortgage-backed securities into domestic and international markets. Macquarie has mortgage businesses currently operating in Australia, the US, Italy and Canada.

The Australian business has continued to increase market share and now manages a loan portfolio that exceeds $A20.5 billion. Offshore, the US operation has relocated its head office to Jacksonville and continues to build its presence. In Italy, the business has expanded and opened sales offices in Rome, Milan, Perugia and Naples. In July 2006, Macquarie commenced mortgage operations in Canada following the acquisition of a Toronto-based mortgage originator, Cervus Financial.

Margin Lending
Macquarie provides a range of margin lending and protected lending products throughout Australia and New Zealand. Since 31 March 2006, margin and capital protected loan portfolios together grew by 29 per cent to $A4.3 billion. The business distributes multiple branded products through a broad range of financial planners, advisers and brokers.

Consumer Lending
Macquarie provides a range of consumer lending products in Australia. The business was acquired in July 2005 and distributes secured and unsecured personal loans under multiple brands through a growing number of retailers, brokers and other intermediaries.

Relationship Banking
Relationship Banking provides specialist innovative banking services to successful small to medium businesses, professionals and high net worth investors.

The Division's products and facilities finance business growth, business and property acquisition and succession planning. It also provides unique deposit facilities and payment collection systems to the professional services sector.

Other core activities include financing business insurance premiums and providing flexible lending facilities to active property investors.

The Division continues to expand, recently opening a new office in Broadbeach on the Gold Coast. It also has offices in Sydney, Parramatta, Newcastle, Melbourne, Brisbane, Adelaide and Perth.

Treasury and Commodities Group

Metals and Energy Capital

The Metals and Energy Capital Division provides equity and debt finance to the metals and energy sectors. It also provides price making, derivative trading and structured hedging facilities to the global base and precious metals sectors and, in conjunction with the Commodity Markets Division, the energy sector. Operating on a 24-hour basis, the Division is a price-maker to the professional market in base and precious metals and is a principal provider of liquidity in the Asian time zone. The Division is an associate broker clearing member of the London Metal Exchange and a full member of the London Bullion Market Association.

Commodity Markets

Commodity Markets Division (CMD) is a global business, with professional staff based in North and South America, the UK, Asia and Australia. It provides risk management, structured financing, commodity investor products and selected physical commodity solutions to a broad customer base. CMD provides services across the energy spectrum (crude oil, fuel oil, heating oil, gasoline, distillates – gas oil and jet fuel, naptha and natural gas) and agricultural commodities (grains, soy complex, sugar, coffee, cotton, cocoa, ethanol). The Division is active in physical cotton and physical gas trading, as well as physical ethanol trading through a Business Cooperation Agreement with Lansing Grain Company LLC.

Foreign Exchange

The Foreign Exchange Division provides 24-hour interbank price-making services in all currency pairs from one central dealing room in Sydney. The Division also provides services across all of these currencies and tailor-made products to corporates and institutions in Australia and globally. It also maintains an active internet currency trading platform servicing the Japanese retail trading market.

Treasury and Commodities Group contribution to profit
based on internal management accounts before tax and profit share


15%

Half year to 30 September 2006	Full year to 31 March 2006	Half year to 30 September 2005
15%	16%	15%

Debt Markets

The Debt Markets Division arranges and places debt for clients, providing primary and secondary market liquidity in government inflation-linked, corporate, global and asset-backed securities. The Division also provides risk management solutions through structured securities and derivative-based products relating to credit and interest rate risk. The Division is a market leader in Australia in the securitisation of mortgages and other homogenous asset pools and also in the arrangement and placement of inflation-linked securities.

Futures

The Futures Division provides a full range of broking and clearing services for Australian and international futures exchanges. The Division is a leading provider of these services in the Australian market and a growing provider of services to international markets. It operates from offices in Sydney, Melbourne, Brisbane, London, New York, Hong Kong and Tokyo. The Division makes extensive use of proprietary technology to provide clients with customised execution and clearing solutions including direct market access and straight-through processing.

Treasury

The Treasury Division conservatively manages the funding, liquidity and interest rate risk of the Bank and is an active participant in global funding markets. The Division also maintains Macquarie's relationships with international rating agencies.

Economic Research

Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie. The Division regularly provides tailored research and advice addressing the specific needs of a broad range of institutional and retail clients and is now one of Australia's most highly ranked research and advisory teams.

Staff	537

Activities
Treasury and Commodities Group activities include trading and related activities in a broad range of financial and a growing number of physical markets. Activities range across foreign exchange, debt and futures, as well as agriculture, energy and metals commodities. The Group globally provides clients with over-the-counter and structured hedging and financing solutions and is recognised as a leader across a number of markets. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets.

Locations
Australia, Brazil, Canada, China, Hong Kong, Japan, New Zealand, South Africa, South Korea, UAE, UK and US.

Equity Markets Group is a participant in global primary and secondary markets for equity-linked products and undertakes proprietary arbitrage-style trading in equity markets. It also offers investors access to a range of hedge fund products.

Domestic
Macquarie is a market leader in offering equity-linked investment and risk management products, as well as hedge funds and related products, to retail and wholesale investors in Australia.

International
Internationally, Equity Markets Group is a niche issuer and distributor of equity-linked products and trades listed securities in a number of markets including Asia, Europe and North and South America.

The Global Equity Finance and Structuring Division undertakes securities borrowing and lending in major international financial centres.

The Group undertakes strategic business alliances with partners in markets where access would otherwise be difficult or impossible. The Group has successful and long- standing alliances with Woori Bank of Korea and Nedbank in South Africa.

Hedge Funds
The Group's hedge fund business offers clients a range of products:

- Single-strategy fund exposure is available directly via MQ Specialist Investment Management, which allows investors to participate in absolute return strategies. These funds are being marketed directly to retail and wholesale customers and to international fund-of-hedge fund managers.
- Funds of funds providing hedge fund strategies with capital protection at maturity are offered through MQ Capital.
- Fund-hedging products are offered to hedge fund managers, allowing them to tailor their products for the retail market with features such as capital protection.

Equity Markets Group contribution to profit
based on internal management accounts before tax and profit share



9%

Half year to 30 September 2006	Full year to 31 March 2006	Half year to 30 September 2005
9%	11%	15%

Staff	433

Activities
Equity Markets Group undertakes the Bank's equity derivatives activities and proprietary trading in global equity markets. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients globally and also operates the Bank's equity finance and hedge fund operations.

Locations
Australia, Brazil, Germany, Hong Kong, Japan, Singapore, South Africa, South Korea, UK and US.

The Financial Services Group consists of two key Australasian-based divisions, Macquarie Adviser Services and Macquarie Financial Services, which together service approximately 663,000 clients. In addition, the Group has a team focused on exploring other international investment and product distribution opportunities.

Macquarie Adviser Services (MAS)
MAS manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation and insurance. This includes the $A13.1 billion Macquarie Cash Management Trust, the leading cash management trust in the Australian market, and the Macquarie Wrap administration service which has $A21.2 billion in funds under administration.

In March 2005, MAS introduced a third party managed fund distribution business with the launch of "The Professional Series". This business combines MAS's expertise in fund administration, distribution, marketing and service with the specialist investment skills of a select number of global and domestic fund managers. In the 18 months since it was launched, the Professional Series has attracted investments of over $A1.0 billion.

MAS acquired Australia's leading financial planning software company, Coin Software, in June 2005. Since acquisition, Coin has continued to experience significant growth, with permanent staff numbers now at 47, and institutional, medium-size and boutique financial planning clients in excess of 270.

In the 2003, 2004, 2005 and 2006 ASSIRT Service Level Surveys of more than 700 financial planners, MAS was ranked first in the "Best Fund Manager" category.

Macquarie Financial Services (MFS)
MFS maintains direct relationships with approximately 233,000 clients. Services include:

- full-service stockbroking and investment planning
- online stockbroking
- strategic financial planning
- executive wealth management
- private banking
- private portfolio management.

MFS's stockbroking business is Australia's leading full-service stockbroker, and the Division continues to grow its adviser base as well as its client numbers. MFS Private Banking and Macquarie Private Portfolio Management have increased their businesses to now have more than $A1 billion funds under advice and $A1 billion funds under management respectively.

Financial Services Group contribution to profit
based on internal management accounts before tax and profit share



3%

Half year to 30 September 2006	Full year to 31 March 2006	Half year to 30 September 2005
3%	4%	4%

Staff	1,288

Activities
The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia, New Zealand and Thailand. Services include the distribution of the Cash Management Trust, Wrap and superannuation administration platforms, relationship management for 15,000 independent financial advisers throughout Australia, as well as stockbroking, private banking and wealth management. The Group is now benefiting from six years of investment and a diversification of its business to include the manufacture of managed funds and the distribution of third party funds.

Locations
Australia, New Zealand and Thailand.

Funds Management Group

Macquarie Funds Management is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporates, financial advisers, platforms and retail investors in Australia and internationally.

With over 25 years of funds management experience, Macquarie Funds Management is a full-service manager, spanning all major asset classes. Within each asset class, investors are able to access a range of investment styles across the full risk spectrum, including:

Cash and Fixed Interest – Australia's largest cash manager and one of Australia's leading fixed interest managers. Macquarie Funds Management has built a reputation for excellence in a diverse range of products including active, enhanced and indexed funds, over both Australian and international securities.

Australian and International Equities – a style-neutral investment process is offered to investors across a range of active risk levels including enhanced index, market neutral, long/short and small companies funds.

Listed Property – a recognised market leader in the management of listed property securities, the team offers investment solutions in Australian and global listed property securities.

Currency – management of currency exposures via both dynamic and static currency hedging. The Global Active Currency Fund has gained strong support from international and Australian investors seeking alternative sources of return enhancement.

Private Equity – a market leader of innovative private equity solutions, including the ASX listed Macquarie Private Capital Group and the Macquarie Global Private Equity Securities Fund, with products available to both the institutional and retail markets.

Infrastructure Securities – in a joint initiative with the Investment Banking Group, Macquarie Funds Management manages the first global infrastructure securities fund in Australia, the Macquarie International Infrastructure Securities Fund.

Commodities – in cooperation with the Treasury and Commodities Group, Macquarie Funds Management has launched the Macquarie Commodities Fund which provides investors with exposure to a commodities index plus alpha from trading commodities derivatives.

In South Korea, Macquarie – IMM Investment Management, an incorporated joint venture with IMM & Co., offers pooled and separately managed funds for institutional and retail investors in local equities, fixed interest and diversified investments. The Group recently opened an office in Hong Kong to expand its private equity fund-of-funds operations in Asia and also launched a joint venture in emerging markets with Boston-based investment company, OneWorld Investments.

Funds Management Group contribution to profit
based on internal management accounts before tax and profit share


1%

Half year to 30 September 2006	Full year to 31 March 2006	Half year to 30 September 2005
1%	2%	1%

Staff	208

Activities
The Funds Management Group focuses exclusively on the management of securities. It manages funds across the full spectrum of asset classes with $A54.3 billion in assets under management at 30 September 2006. The Group markets its products in Australia and internationally.

Locations
Australia, Hong Kong, South Korea, and US.

Share and ratings information

Shareholder base

The Bank's ordinary shares have been quoted on the Australian Stock Exchange since 29 July 1996. The Bank now has a broad shareholder base with about 35 per cent of issued capital held by Australian investment institutions and about 30 per cent by international institutions. On 30 September 2006 there were approximately 69,000 ordinary shareholders. Staff held approximately 6 per cent of fully paid issued capital and all of the employee options.

Macquarie's market capitalisation at 30 September 2006 was $A17.3 billion.

Ordinary dividends

The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings. The interim ordinary dividend for the half year to 30 September 2006 of $A1.25 per share was franked to 100 percent. It is expected that dividends for the next two years will be fully franked and thereafter at least 80 per cent franked, subject to the future composition of income.

Dividends to ordinary shareholders

	Half year to		
	Sep 06	**Mar 06**	**Sep 05**
Ordinary (cents per share)	125	125	90

The Bank also provides ordinary shareholders with access to a Dividend Reinvestment Plan (DRP). The DRP provides investors with the choice of applying dividends from their ordinary shares to acquire new fully paid shares, at a discount of 2.5 per cent to the market price (as defined in the rules of the DRP), rather than receiving cash. No brokerage is incurred.

Macquarie Income Securities (MIS): ASX Code MBLHB

The MIS were issued in 1999 with a face value of $A100 each. There are four million MIS on issue which pay interest quarterly in arrears at the rate determined quarterly by adding 1.7 per cent per annum to the 90-day bank bill reference rate. The MIS are perpetual in nature. For detailed terms and conditions refer to the MIS prospectus which is available at www.macquarie.com.au/shareholdercentre.

Macquarie Income Preferred Securities (MIPS)

MIPS are Tier 1 eligible hybrid securities issued by a special purpose partnership controlled by entities within the Macquarie Bank Group. MIPS were issued in September 2004 with a face value of £50,000 each.

There are 7,000 securities on issue which pay a distribution semi-annually in arrears at 6.177 per cent per annum and are perpetual in nature. MIPS are quoted on the Luxembourg Stock Exchange. Distributions are subject to certain conditions. For detailed terms and conditions refer to the Preferred Security Offering Circular which is available at www.macquarie.com.au/shareholdercentre.

Macquarie Bank American Depositary Receipts (ADR): ticker symbol MQBKY

The Macquarie Bank Level One ADR program was declared "effective" by the US Securities and Exchange Commission on 1 June 2005. This program allows US investors to trade Macquarie Bank shares over the counter in US dollars.

The depositary for the program is The Bank of New York and further information can be obtained on its website at www.adrbny.com.

Index Participation: ASX code MBL

Macquarie Bank's fully paid ordinary shares are included in the following stock exchange indices:

- All Ordinaries Index
- S&P/ASX 20, 50, 100, 200 and 300
- FT International Australia
- MSCI Australia, World, EAFE, Asia-Pacific
- Dow Jones World Index.

Ratings
at 30 September 2006

	Short term	Long term	Outlook
Fitch Ratings	F1	A+	Stable
Moody's Investors Service	P1	A2	Positive
Standard & Poor's	A1	A	Stable

Macquarie Bank monthly share price and volume traded on ASX since listing
(to 30 September 2006)
Volume ■ Price ($A) —
Monthly volume in millions

Month end share price $A



40
35
30
25
20
15
10
5
0
80
70
60
50
40
30
20
10
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006

Data commences on 29 July 1996.

Shareholder calendar 2006/2007

2006	Event
30 September	First half financial year end
16 October	MIS distribution; MIPS distribution
14 November	Half year result announcement
24 November	Record date for ordinary interim dividend
15 December	Payment of ordinary interim dividend

2007	Event
15 January	MIS distribution
31 March	Full year financial year end
16 April	MIS distribution; MIPS distribution
15 May	Full year result announcement
25 May	Record date for ordinary final dividend
4 July	Payment of ordinary final dividend
16 July	MIS distribution
19 July	2007 Annual General Meeting
30 September	First half financial year end
15 October	MIS distribution; MIPS distribution
13 November	Half year result announcement
23 November	Record date for ordinary interim dividend
14 December	Payment of ordinary interim dividend

Directory

Senior management

		Year joined
Executive Chairman	David Clarke	1971
Managing Director and Chief Executive Officer	Allan Moss	1977
Deputy Managing Director	Richard Sheppard	1975
Investment Banking Group Head	Nicholas Moore	1986
Joint Head of Corporate Finance, Investment Banking Group	Michael Carapiet	1985
Banking and Property Group Head	Bill Moss	1984
Treasury and Commodities Group Head	Andrew Downe	1985
Equity Markets Group Head	Kim Burke	1992
Financial Services Group Head	Peter Maher	2000
Funds Management Group Head	Ben Bruck	1989
Chief Financial Officer and Corporate Affairs Group Head	Greg Ward	1996
Risk Management Group Head	Nick Minogue	1993
Chief Information Officer and Information Services Division Head	Nigel Smyth	1999
Deputy Chairman and Investment Banking Group Executive Director	Mark Johnson	1987

Analysts

The following analysts[1] produce reports on Macquarie Bank and can be contacted directly for further information:

Company	Analyst	Contact Number	E-mail
ABN Amro	John Heagerty	+61 2 8259 6860	john.heagerty@au.abnamro.com
Aegis	Peter Rae	+61 2 8296 1151	peter.rae@aer.com.au
CSFB	James Ellis	+61 2 8205 4531	james.ellis@credit-suisse.com
Capital Partners	Gerald Stack	+61 2 8274 5901	gstack@capitalpartnersglobal.com
Citigroup	Craig Williams	+61 3 8643 9765	craig.williams@citigroup.com
Deutsche Bank	Ross Brown	+61 2 8258 2619	ross.brown@db.com
Goldman Sachs JB Were	James Freeman	+61 3 9321 8999	james.freeman@gsjbw.com
JP Morgan	Brian Johnson	+61 2 9220 1605	brian.d.johnson@jpmorgan.com
Merrill Lynch	Matthew Davison	+61 2 9226 5701	matthew_davison@ml.com
Morgan Stanley	David Humphreys	+61 3 9256 8943	david.humphreys@morganstanley.com
UBS	Jeff Emmanuel	+61 2 9324 3862	jeff.emmanuel@ubs.com
Wilson HTM	Brett Le Mesurier	+61 2 8247 6642	brett.lemesurier@wilsonhtm.com.au

[1] As at 30 September 2006.

International strategic alliances

Country/alliance partner	Macquarie Operating Group	Alliance description
China		
Schroders Asian Properties LP	Banking & Property Group	First China Property Ltd is a joint venture established with Schroders Asian Properties LP to undertake residential property development, funds management and project and investment consulting activities in Shanghai
Tianjin Macquarie Property Development Management Company Ltd	Banking & Property Group	Foreign investment into residential housing developments
Hong Kong		
Macquarie Goodman Asia	Banking & Property Group	Industrial REIT management in Asia
Japan		
Development Bank of Japan	Investment Banking Group	Infrastructure funds management, specifically the management of the Japanese Infrastructure Group
Matsui Securities	Treasury & Commodities	Foreign Exchange Division provides 24-hour product and pricing to Matsui's retail customers
Shinsei Bank Ltd	Investment Banking Group	The Macquarie Shinsei Advisory Co. Ltd joint venture is focused on advisory services in relation to the acquisition and management of infrastructure assets including telecommunications, media and transportation in Japan
Korea		
IMM Asset Management	Funds Management Group	Wholesale and retail funds management
Shinhan Financial Group Co. Ltd	Investment Banking Group	A joint venture with Shinhan Financial Group focusing on financial advisory, project finance advisory, infrastructure management and specialised funds
Kookmin Bank	Treasury & Commodities	Treasury derivatives expertise and technology
Woori Bank	Equity Markets Group	Full range of equity derivatives activities
Woori Bank	Treasury & Commodities	Treasury and commodity derivatives expertise and technology
Ilshin Investment Co. Limited	Investment Banking Group	Global Star Korea Fund LP, a joint venture with Ilshin Investment Co, is focused on private equity transactions through investments in small to mid-cap companies in South Korea
South Africa		
Nedbank Ltd	Equity Markets Group	Full range of equity derivatives activities
Old Mutual Asset Managers	Investment Banking Group	The African Infrastructure Investment Management Pty Ltd joint venture is focused on infrastructure funds management in sub-Saharan Africa, including the management of the South Africa Infrastructure Fund and African Infrastructure Investment Fund
First South Financial Services	Investment Banking Group	The Macquarie First South joint venture is focused on stockbroking, equity research, equity capital markets, corporate finance and debt markets
Singapore		
Ergo Trust GmbH, Investmore Enterprises Limited	Banking & Property Group	A joint venture between Macquarie, Ergo Trust GmbH and Investmore Enterprises Limited to manage the Singapore listed Macquarie MEAG Prime REIT which owns two landmark buildings in Orchard Avenue, Singapore

Country/alliance partner	Macquarie Operating Group	Alliance description
Thailand		
TMB Bank	Investment Banking Group	The TMB Macquarie Securities joint venture is focused on stockbroking, equity research, equity capital markets, corporate finance and infrastructure funds management
TMB Bank	Financial Services Group	TMB Macquarie Securities (Thailand) Ltd is a joint venture focused on retail stockbroking, research and mutual funds
United Arab Emirates		
Abu Dhabi Commercial Bank	Treasury & Commodities	Treasury and commodities derivatives expertise and technology
Abu Dhabi Commercial Bank	Investment Banking Group	The ADCB Macquarie Corporate Finance joint venture is focused on project finance advisory, infrastructure funds management and mergers and acquisition advisory to clients in the United Arab Emirates, Gulf Corporation Council Countries, the Middle East and Africa
Abu Dhabi Commercial Bank	Banking & Property Group	The ADCB Macquarie Real Estate joint venture is focused on Real Estate advisory and funds management projects in the UAE and across the Middle East
United Kingdom		
Royal Bank of Scotland	Treasury & Commodities	Commodity derivatives expertise and technology
Macquarie Global Property Advisors	Banking & Property Group	A joint venture investment advisory company focused on private equity real estate opportunities in Europe and Asia
Akeler Holdings SA	Banking & Property Group	AM Investment Management Ltd is a joint venture between Macquarie and Akeler, a UK-based office park developer, to manage and grow a portfolio of office park assets in the UK
United States		
Great White Shark Enterprises	Banking & Property Group	Medallist Developments is a golf course-based residential property development (incorporated) joint venture with Greg Norman's Great White Shark Enterprises
Macquarie Capital Partners LLC	Banking & Property Group	A global real estate investment banking partnership
ProLogis LLC	Banking & Property Group	Macquarie ProLogis Management is an incorporated joint venture between Macquarie and ProLogis to manage the ASX listed Macquarie ProLogis Trust, which invests in industrial property in North America
Regency Centers LLC	Banking & Property Group	Macquarie CountryWide Regency LLC is an incorporated joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in, US neighbourhood shopping centre assets
Developers Diversified Realty LLC	Banking & Property Group	Macquarie DDR Management is an incorporated joint venture between Macquarie and Developers Diversified Realty to manage the ASX listed Macquarie DDR Trust, which invests in US community retail shopping and power centre assets
Lansing Grain Company LLC	Treasury & Commodities	Lansing Ethanol Services LLC is a physical ethanol trading alliance with Lansing Grain Company
OneWorld Investments	Funds Management Group Investment Banking Group	The Globalis joint venture between OneWorld Investments and Macquarie is a registered Investment Adviser in the US, specialising in emerging markets
MD Sass Financial Strategies	Investment Banking Group	A joint venture with private equity funds manager MD Sass, that specialises in incubating new global specialised asset managers

Ten-year history

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements.

	Years ended 31 March									Half year to 30 Sep
	1998	1999	2000	2001	2002	2003	2004	2005[e]	2006	**2006**
Financial performance ($A million)										
Total income from ordinary activities	665	815	1,186	1,472	1,600	1,890	2,465	3,752	4,393	**3,156**
Total expenses from ordinary activities	(498)	(597)	(885)	(1,147)	(1,245)	(1,430)	(1,780)	(2,594)	(3,106)	**(2,213)**
Profit from ordinary activities before income tax	167	218	301	325	355	460	685	1,158	1,287	**943**
Income tax expense	(26)	(53)	(79)	(53)	(76)	(96)	(161)	(288)	(290)	**(169)**
Profit from ordinary activities	141	165	222	272	279	364	524	870	997	**774**
Profit attributable to minority interests	–	–	–	1	–	(3)	(3)	(29)	(52)	**(29)**
Macquarie Income Securities distributions	–	–	(12)	(31)	(29)	(28)	(27)	(29)	(29)	**(15)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	210	242	250	333	494	812	916	**730**
Financial position ($A million)										
Total assets	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	106,211	**112,637**
Total liabilities	(7,348)	(8,805)	(22,154)	(26,510)	(27,817)	(29,877)	(40,938)	(63,555)	(100,874)	**(105,836)**
Net assets	581	651	1,235	1,338	2,417	2,585	2,833	4,425	5,337	**6,801**
Risk weighted assets	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	28,751	**36,836**
Total loan assets	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	34,999	**42,631**
Impaired assets (net of provisions)	12	44	23	31	49	16	61	42	93	**128**
Share information[a]										
Cash dividends per share (cents per share)										
Interim	21	30	34	41	41	41	52	61	90	**125**
Final	30	38	52	52	52	52	70	100	125	**n/a**
Special	–	–	–	–	–	50	–	40	–	**–**
Total	51	68	86	93	93	143	122	201	215	**125**
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8	164.8	233.0	369.6	400.3	**300.9**
Share price at end of period ($A)[a]	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	64.68	**69.15**
Ordinary share capital (million shares)[b]	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	232.4	**249.7**
Market capitalisation at end of period (fully paid ordinary shares) ($A million)	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	15,032	**17,267**
Ratios										
Return on average ordinary shareholders' funds (%)	26.1	26.8	28.1	27.1	18.7	18.0	22.3	29.8	26.0	**30.0**
Payout ratio (%)	57.9	67.2	70.0	67.5	73.6	87.4[d]	53.2	53.2	54.4	**42.7**
Tier 1 ratio (%)	11.7	13.0	14.5	12.9	17.8	19.0	16.2	14.4	12.4	**13.2**
Capital adequacy ratio (%)	16.4	17.3	18.4	16.0	19.4	21.4	19.9	21.2	14.1	**15.9**
Impaired assets as % of loan assets (excluding mortgage securitisation SPVs) (%)	0.4	1.1	0.3	0.4	0.5	0.2	0.6	0.3	0.5	**0.5**
Net loan losses as % of loan assets (excluding mortgage securitisation SPVs) (%)	0.0	0.1	0.1	0.1	0.2	0.0	0.3	0.2	0.1	**0.1**
Assets under management ($A billion)[f]	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	140.3	**153.4**
Staff numbers[c]	2,474	3,119	4,070	4,467	4,726	4,839	5,716	6,556	8,183	**8,986**

[a] The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
[b] Number of fully paid ordinary shares at the end of the period, excluding options and partly paid shares.
[c] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.
[e] Restated to comply with Australian Standards equivalent to International Financial Reporting Standards.
[f] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

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eTree
Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.



MACQUARIE BANK

INTERIM UPDATE
HALF YEAR ENDED 30 SEPTEMBER 2006


MACQUARIE
BANK

(then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



NEW SOUTH WALES
1802

Macquarie Bank staff locations at 30 September 2006

- Profit after tax from ordinary activities (attributable to ordinary equity holders) increased 51 per cent on the prior corresponding period to $A730 million, including Macquarie Goodman Group (MGQ) realisation.
- Operating income increased 46 per cent on the prior corresponding period to $A3,156 million.
- Earnings per share increased 41 per cent on the prior corresponding period to A300.9 cents per share.
- The 2006/07 interim dividend increased 39 per cent on the prior corresponding period to $A1.25 per share.
- Return on average ordinary shareholders' funds was 30 per cent.
- Total assets under management increased 37 per cent on the prior corresponding period to $A153 billion.

The Macquarie Bank Group (the Bank, Macquarie) delivered another strong result in the half year to 30 September 2006. Consolidated after-tax profit attributable to ordinary equity holders increased to $A730 million, up by 51 per cent on the prior corresponding period. Excluding the realisation of the Bank's holding in Macquarie Goodman Group (MGQ), the result was a 32 per cent increase on the prior corresponding period.

Dividend

The Bank has declared an interim ordinary dividend for the half year to 30 September 2006 of $A1.25 per share, up from the $A0.90 per share interim ordinary dividend in the prior corresponding period. This represents an increase of 39 per cent on last year's interim dividend. The interim dividend will be fully franked.

Consistent with the Bank's announced dividend policy, the full-year payout ratio is expected to be in the range of 50 to 60 per cent of net earnings. Dividends are expected to be fully franked for the next two years and thereafter at least 80 per cent franked, subject to future composition of income.

Cash dividends per share
A cents
Special ◘ Final ◘ Interim ◘


240
210
180
150
120
90
60
30
0
FY 1997[1]
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

[1]Adjusted for June 1996 bonus issue.



Result overview

All Groups and regions had record first half results, supported by previous business investment, good market conditions and asset realisations. There are many strategic initiatives in progress.

To support this strong growth and to fund international expansion opportunities, the Bank raised in excess of $A700 million earlier this year through a private institutional share placement and a share purchase plan for retail investors.

During the period, equity markets in the key regions in which the Bank operates held up well. Institutional and retail stockbroking revenues were strong. However, Asian equity derivative volumes were significantly down on the very strong prior corresponding period due to increased competition. There was also strong demand during the half year for commodities and structured commodity products. The Bank continues to see strong demand for unlisted funds.

The Investment Banking Group was involved in a number of major transactions during the period. Macquarie was global coordinator and financial adviser on the $A1.91 billion initial public offering of explosives manufacturer, Dyno Nobel, and an adviser to Grupo Ferrovial on its £10.1 billion takeover of UK airports operator BAA.

A number of assets were realised during the period. These included the sale of the Bank's holding in MGQ and a large oil and gas realisation in North America.

The Bank continued its international expansion, with international income, excluding earnings on capital, contributing $A1,321 million, an increase of 38 per cent on the prior corresponding period. International staff numbers grew by 48 per cent from September 2005 to over 3,000, now representing 33 per cent of total staff.

Assets under management grew by 37 per cent from $A112 billion at 30 September 2005 to $A153 billion. There was strong growth in the Bank's major retail products including Macquarie Wrap Solutions, Macquarie Cash Management Trust, Macquarie Mortgages and margin and protected lending.

Profit after tax attributable to ordinary equity holders
$A million


MGQ gains
30 September half year
31 March half year
1000
900
800
700
600
500
400
300
200
100
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

Net profit attributable to shareholders for the six months to 30 September 2006 increased 51 per cent on the prior corresponding period, including the realisation of the Bank's holding in MGQ.

Total operating income
$A billion


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

Earnings per share increased by 41 per cent on the prior corresponding period to 300.9 cents for the half year ended 30 September 2006. Excluding the impact of the MGQ realisation, the increase would have been 24 per cent. The annualised return on average ordinary equity holders' funds was 30 per cent.

The Bank maintained a low expense/income ratio of 71.5 per cent excluding the MGQ realisation. The tax rate was lower than the prior corresponding period as a result of offshore tax rate differentials. The tax rate for the full year is expected to be approximately 20 per cent.

Potential restructuring

The Bank announced in July 2006 that it was examining a corporate restructuring, most likely involving the establishment of a non-operating holding company (NOHC), as it was outgrowing the conventional banking regulatory model.

The Bank's diverse international businesses are now growing faster than its domestic banking business, and a significant portion of the Bank's businesses are not strictly banking in nature. Existing commercial banking regulations do not readily accommodate this growth in the non-banking businesses.

A NOHC structure potentially provides the Bank with the flexibility it requires to continue pursuing growth in the regions and markets in which it operates.

The potential restructure, which would see the holding company owning banking and non-banking businesses, could be completed in approximately 18 months. However, this is subject to the resolution of key tax, accounting and regulatory issues.

Macquarie is holding ongoing discussions with the Australian Prudential Regulation Authority (APRA).

Return on average ordinary equity holders' funds
(% pa)


35
30
25
20
15
10
5
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

Basic earnings per share (EPS) performance
A cents


450
400
350
300
250
200
150
100
50
0
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
HY 2007

Consolidated Group profit

	Half year to 30 Sep 2006 $A million	Half year to 30 Sep 2005 $A million	Change %
Total operating income	**3,156**	2,160	46
Total operating expenses	**(2,213)**	(1,477)	50
Profit from ordinary activities before income tax	**943**	683	38
Income tax expense	**(169)**	(160)	6
Profit from ordinary activities after income tax	**774**	523	48
Minority interests	**(29)**	(26)	12
Distributions paid or provided on Macquarie Income Securities	**(15)**	(15)	–
Profit after income tax attributable to ordinary equity holders	**730**	482	51

	A Cents	A Cents	Change (%)
Basic earnings per share	**300.9**	212.9	41
Diluted earnings per share	**289.5**	203.5	42

Summarised statement of financial position and capital adequacy

	30 Sep 2006 $A million	31 Mar 2006 $A million	30 Sep 2005 $A million
Total assets	**112,637**	106,211	84,220
Total liabilities	**105,836**	100,874	79,227
Total equity	**6,801**	5,337	4,993
Tier 1 capital	**4,872**	3,556	2,989
Total capital	**5,840**	4,065	3,810
Risk weighted assets	**36,836**	28,751	23,089
Tier 1 ratio (%)	**13.2**	12.4	12.9
Capital adequacy ratio (%)	**15.9**	14.1	16.5

Capital management

Macquarie's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised fund and offshore expansion, while maintaining counterparty and client confidence. The capital raising in May this year, referred to earlier, has provided further capacity to support this growth.

The Tier 1 Capital ratio of 13.2 per cent at 30 September 2006 maintains a buffer in excess of the Group's minimum acceptable ratios.

Board Committee membership

Following the retirement of Barrie Martin from the Board at the 2006 Annual General Meeting, he has been replaced as a member of the Board Audit and Compliance Committee by John Niland and as a member of the Board Nominating Committee by Catherine Livingstone.

Outlook

For the remainder of the year, the Bank expects to continue to benefit from staff growth and increased market share and, subject to market conditions, it expects:

- continued satisfactory transaction levels
- most trading businesses will benefit from geographic and product expansion but market conditions may continue to negatively impact equity derivatives
- substantial capital raisings in unlisted international specialist funds
- performance fees at current relative prices to not be material
- asset disposals may be a swing factor.

The Bank notes the first half benefitted from asset realisations and generally good market conditions. However, subject to reasonable market conditions, the Bank expects the result for the six months to 31 March 2007 to be up on the $A434 million achieved in the prior corresponding period.

As foreshadowed, the full-year tax rate is expected to be lower than the prior year as a result of offshore tax rate differentials.

The Bank notes that the recent level of growth has been extraordinary, with results being impacted by a number of one-off transactions. This growth may be difficult to repeat in the short term.

However, over the medium term, Macquarie is well placed due to good businesses, diversification, committed quality staff and effective prudential controls. Subject to market conditions not deteriorating materially, it is expected the Bank will experience continued growth in revenue and earnings across most businesses over time, as well as continued international growth.

Investment Banking Group

The Investment Banking Group continued to be the largest contributor to the Bank's overall result, with an excellent contribution which was 61 per cent up on the prior corresponding period.

The contribution from **Corporate Finance** was significantly up on the prior corresponding period due to strong mergers and acquisitions and equity capital markets deal flows and the successful Dyno Nobel asset realisation. There was no material contribution from specialist funds performance fees during the period.

Macquarie maintained its leading market positions, achieving No.1 rankings in Australia for completed mergers and acquisitions and Australian equity raised *(Thomson Financial)*.

Significant advisory roles during the period included:

- joint financial adviser to the consortium led by Grupo Ferrovial on its £10.1 billion takeover of BAA plc
- adviser to Western Silver Corporation on its $C1.6 billion ($A1.9 billion) merger with Glamis Gold
- global coordinator and financial adviser on the $A1.91 billion IPO of Dyno Nobel
- adviser to Lundin Mining Corporation on its $C2.2 billion ($A2.5 billion) proposal to merge with EuroZinc Mining Corporation
- adviser to Alinta on its $A11.3 billion merger with The Australian Gas Light Company and the subsequent separation of AGL Energy.

Corporate Finance continued its global specialist fund strategy with:

- the establishment of new unlisted funds including: London-based Macquarie European Infrastructure Fund II; New York-based Macquarie Infrastructure Partners; Kagiso Infrastructure Empowerment Fund in South Africa; and Macquarie's first fund in the Middle East, ZonesCorp Infrastructure Fund
- growth in total equity under management of 12.2 per cent from $A34.4 billion at 31 March 2006 to $A38.6 billion[1]. Additional raisings were undertaken by DUET Group, Macquarie Korea Opportunities Fund and Macquarie Airports Reset Exchange Securities Trust.

Assets under management increased by 19.2 per cent from $A68.3 billion at 31 March 2006 to $A81.4 billion[1] with the portfolio expanded to include a bulk liquid storage business, an additional airports services business and a vehicle tyre inflation business in the US; two projects to develop the underlying infrastructure for two industrial cities in the United Arab Emirates; a roadside services and bus transport business in the UK; and a vehicle inspection business in Spain.

Macquarie Securities, the international cash equities business, recorded an excellent result in good market conditions. In Australia, secondary market revenues were up on the prior corresponding period. The Asian business performed strongly. Its result was significantly ahead of the prior corresponding period and is now ahead of the Australian business. A recent highlight includes the establishment of a joint venture in South Africa, Macquarie First South Securities.

Financial Products' result was well up on the prior corresponding period. The Division increased retail product diversification in Australia and had a record raising of the Fusion Funds and reFleXion products in June 2006. The business also launched a closed end infrastructure fund in Germany and Austria and marketed a capital protected investment product in Switzerland. Joint ventures were established with MD Sass and OneWorld Investments, the latter in conjunction with Macquarie's Funds Management Group, to provide asset management expertise to drive further product origination. Total assets under management grew by 11 per cent from $A6.3 billion at 31 March 2006 to $A7.0 billion (includes assets managed by associates). There has also been an increase in opportunities for wholesale corporate and project financing.

Macquarie Capital's result was up on the prior corresponding period, with a strong contribution from most businesses. Asset-based leasing and lending volumes increased by 37 per cent from $A3.8 billion at 30 September 2005 to $A5.2 billion at 30 September 2006.

The Investment Banking Group will continue its international expansion in all major markets and will benefit from developing the team's skills, size and international presence.

The corporate finance pipeline remains strong. The Group expects the full year to be up on the prior year, subject to market conditions.

[1] Includes assets held directly by Macquarie, acquired with a view that they may be sold into new or existing Investment Banking Funds (IBF)-managed funds. Equity under management and assets under management will increase by $A3.7 billion and $A20.5 billion respectively on financial close of Thames Water, which is expected to occur by the end of 2006.

Relative Group contribution to profit[2]

	HY 2007 %	FY 2006 %	HY 2006 %
Corporate Finance (including Investment Banking Funds)	**38**	40	41
Macquarie Securities	**8**	11	8
Financial Products	**5**	4	5
Macquarie Capital	**3**	3	3
Total Investment Banking	**54**	58	57
Banking and Property	**18**	9	8
Treasury and Commodities	**15**	16	15
Equity Markets	**9**	11	15
Financial Services	**3**	4	4
Funds Management	**1**	2	1
Total	**100**	100	100

[2] The figures set out in this table are relative to the Bank's overall performance and are based on figures excluding earnings on capital, before staff profit sharing and before income tax. They are derived from management accounts and should be taken as a guide only to relative contributions.

Banking and Property Group

Banking and Property Group's contribution was over 280 per cent up on the prior corresponding period, including the MGQ realisation.

Excluding the MGQ realisation, the result was marginally down on the prior corresponding period due primarily to the timing of a number of asset sales. The Group expects its full year result to exceed the prior year, excluding the MGQ realisation.

The Real Estate funds management business made a strong contribution, with assets under management, including associates, increasing to $A22.9 billion as at 30 September 2006.

Real Estate Capital is seeing a shift in institutional demand towards wholesale funds such as Macquarie Goodman Asia (MGA), although good opportunities continue to exist for niche listed property funds.

Macquarie Leisure Trust Group made its first US acquisition, Main Event Entertainment Holdings, and was ranked No.1 Listed Property Trust (LPT) in the annual BDO Australian LPT survey.

Real Estate Structured Finance is experiencing strong international deal flow and profit realisations, particularly through land developments in Western Australia and the condominium market in the US. However, Australian east coast and US south east project land development sales have slowed and prices have softened, particularly in the second home market.

The Australian mortgage portfolio grew by 13 per cent from $A18.2 billion at 31 March 2006 to $A20.5 billion. The Italian mortgage business opened sales offices in Rome, Milan, Perugia and Naples and Macquarie commenced mortgage operations in July 2006 in Canada following the acquisition of an established Toronto-based mortgage originator. However, volumes in the US mortgage business are down due to the challenging interest rate environment.

The contribution from Banking was up on the prior corresponding period due to continued client demand and growing deposit and loan volumes. Margin Lending's contribution grew strongly, with margin and capital protected loan portfolios growing together by 29 per cent to over $A4.3 billion.

The Banking and Property Group anticipates continued growth across most mortgage businesses and margin and personal lending portfolios, with increased opportunities to cross-sell products through existing distribution channels. The Group expects strong and growing mortgage originations in Australia, Canada and Italy. However, the US market remains challenging.

The Group is on target for a strong second half and expects the second half to exceed the first, excluding the impact of the MGQ realisation. With several major real estate transactions nearing completion, the expectation of asset realisations in Europe and Asia and continuing demand for both mortgages and margin loans, the Group expects its full year result to exceed the prior year (excluding the impact of the MGQ realisation).

Treasury and Commodities Group
The contribution from Treasury and Commodities Group was 73 per cent up on the strong prior corresponding period.

The contribution from **Metals and Energy Capital** increased significantly, reflecting the strong performance of the Energy Capital business – including the realisation of an interest in an oil and gas asset in North America.

Commodity Market's contribution was significantly up, with strong performances in the sugar, oil, investor products and US gas markets.

Foreign Exchange was down on the strong prior corresponding period, as market volatility has been lower than recent averages.

The result from **Debt Markets** was up, with strong performances by the securities trading and interest rate derivatives businesses.

Treasury's result was up on the prior corresponding period, reflecting successful management of balance sheet growth. The contribution from **Futures** was in line with the prior corresponding period.

The outlook for the Treasury and Commodities Group is dependent on market conditions. Satisfactory volatility in financial and commodity markets is expected to continue. The deal pipeline remains strong and transaction volumes should remain favourable, although the Group continues to face strong competition for both transactions and staff. An expansion of the Group's gas, power and coal businesses is expected.

The Group's first half result was influenced by the unusually large oil and gas realisation in North America and consequently the second half of 2007 is expected to be lower in comparison. However, the Group expects to maintain strong transaction activity levels across its businesses and will continue to expand its international operations.

Equity Markets Group

Equity Markets Group's contribution was slightly up on the prior corresponding period. Trading conditions during the half were generally favourable. However, they deteriorated over the three months to 30 September 2006.

The domestic Australian business performed well with strong market positions maintained in key products and ongoing investment in new product development.

Internationally, the Group continued to focus on Asia and expanded the range of underlying equities, over which products are offered, to include Malaysia, Thailand and India. However, increasing competition within the region has reduced margins on core products and the contribution from the Asian business was down substantially on the very strong prior corresponding period. Global securities borrowing and lending performed very well, particularly in European markets.

During the period, the Group's separate hedge fund businesses were combined under the name MQ Specialist Investment Management (MQ). MQ continued to grow funds under management to over $A1.06 billion and provide single strategy fund exposure and retail fund of hedge fund strategies.

The Group expects volumes and volatility in key equity markets to remain lower relative to the first half. Cyclical first half revenues are also unlikely to be maintained in the second half.

The Group has developed a diversified business and product offering and is well placed to respond to changing market conditions. However, as always, the Group is not immune to a sustained downturn in global equity markets.

Financial Services Group

Financial Services Group's (FSG) contribution was 40 per cent up on the prior corresponding period due to favourable equity market conditions and significant inflows into Macquarie Wrap Solutions and Macquarie Cash Management Trust (CMT).

Total assets under advice/administration/management grew eight per cent from $A56.2 billion at 31 March 2006 to $A60.8 billion. The major contributors to this growth included (from 31 March 2006):

- Wrap funds under administration up 10 per cent from $A19.2 billion to $A21.2 billion
- CMT up from $A12.0 billion to $A13.1 billion
- combined Private Bank, Macquarie Private Portfolio Management and Professional Series funds significantly up on prior corresponding period.

The Macquarie Professional Series, launched in March 2005, has reached $A1.0 billion and continues to grow.

Macquarie Adviser Services was named *ASSIRT Service Level Survey – Best Fund Manager* for the fourth consecutive year. Coin Software, the financial planning software business, has continued to experience significant growth, and now has more than 270 clients.

Macquarie Financial Services' full service stockbroking business consolidated its position as Australia's leading full-service retail broker, increasing both adviser and client numbers. The NZ Commodity Bonds, launched in July 2006, raised in excess of $A100 million. Fees from capital raising activities continue to grow strongly with income 89 per cent up on the prior corresponding period.

Subject to generally favourable market conditions continuing, FSG expects to continue to grow annuity sources of income and will have an increasing focus on creating innovative, alternative investment opportunities, including commodity funds and collateralised debt obligation funds. Following its recent expansion to Thailand, FSG continues to look internationally for growth opportunities.

Funds Management Group

Funds Management Group's contribution was 32 per cent up on the prior corresponding period, driven by higher base fee and performance fee revenues, especially in Australian equities.

Many of the Group's flagship funds enjoyed strong investment performance, notably its Australian small companies, diversified fixed income and private equity funds.

Total assets under management increased by 5.4 per cent from $A51.5 billion at 31 March 2006 to $A54.3 billion, in what was a period of modest total returns for most asset classes. The Group's fee revenue base grew more strongly, resulting in an increase in average fee margins over the period. This was a result of growth in its higher-margin products, primarily in the equities and private equity sectors.

The Group opened an office in Hong Kong during the period, expanding its private equity fund-of-funds operations into the Asia-Pacific market. It also launched a joint venture in emerging markets asset management with Boston-based investment firm OneWorld Investments, in conjunction with the Investment Banking Group's Financial Products Division.

Provided that conditions remain generally favourable, the Group expects its revenue base to continue to grow over the remainder of this financial year. It will continue to pursue expansion opportunities with a number of regional and global asset products under development, including hedge funds. Distribution avenues are being pursued in Korea, Taiwan and the UK. Significant investments are being made in the Group's operations platform in order to support the increasingly international profile of the Group's businesses.

Long-term performance

Macquarie has continued to deliver strong earnings growth over the long term. This strong earnings growth has translated into total shareholder returns of approximately 1,472 per cent for the period since the listing of the Bank's shares in July 1996 until 30 September 2006, as seen in the graph below.

This return compares with the average total shareholder return of companies which comprised the ASX Top 50 at the time of the Bank's Australian Stock Exchange listing of 252 per cent over the same period. The Bank delivered a total shareholder return over this period better than all of those companies.

Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

Macquarie total shareholder return versus the All Ordinaries Accumulation Index



Index
Macquarie Bank total shareholder return
All Ordinaries Accumulation Index
1800
1600
1400
1200
1000
800
600
400
200
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006

Indexed to 100 on 29 July 1996.

Macquarie Bank Limited is rated by Fitch Ratings, Moody's Investors Service and Standard & Poor's Ratings Services. As at 30 September 2006 those ratings were as follows:

Ratings	Short term	Long term	Outlook
Fitch Ratings	F1	A+	Stable
Moody's Investors Service	P1	A2	Positive
Standard & Poor's	A1	A	Stable


eTree

eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.


EMAS

This report has been printed on Euro Matt Art an EMAS certified stock.

Designed by Frost Design, Sydney   Print management by Octopus Solutions   Printed by Link Printing



MACQUARIE BANK
RESULT ANNOUNCEMENT
HALF YEAR ENDED 30 SEPTEMBER 2006


MACQUARIE
BANK

The Holey Dollar In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.


NEW SOUTH WALES
1802

Macquarie Bank staff locations at 30 September 2006

Contents

1.1 Result Overview

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Interest income	**330**	297	295	*11*	*12*
Fee and commission income	**1,437**	1,196	1,244	*20*	*16*
Trading income	**456**	397	479	*15*	*(5)*
Asset and equity investment realisations and other income	**933**	343	142	*172*	*large*
Total operating income	**3,156**	2,233	2,160	*41*	*46*
Employment expense	**(1,807)**	(1,237)	(1,170)	*46*	*54*
Other expenses	**(406)**	(392)	(307)	*4*	*32*
Total operating expenses	**(2,213)**	(1,629)	(1,477)	*36*	*50*
Profit before income tax	**943**	604	683	*56*	*38*
Income tax expense	**(169)**	(130)	(160)	*30*	*6*
Profit after income tax	**774**	474	523	*63*	*48*
Minority interests	**(29)**	(26)	(26)	*12*	*12*
Profit after income tax attributable to MBL equity holders	**745**	448	497	*66*	*50*
Distributions paid or provided on Macquarie Income Securities	**(15)**	(14)	(15)	*7*	*—*
Profit after income tax attributable to MBL ordinary equity holders	**730**	434	482	*68*	*51*

	Cents per share				
Earnings per share					
Basic earnings per share	**300.9**	187.6	212.9	*60*	*41*
Diluted earnings per share	**289.5**	179.3	203.5	*61*	*42*

	%	%	%
Expense to income ratio	**70.1**	73.0	68.4
Effective tax rate (refer Glossary)	**18.8**	23.0	24.9
Return on equity (refer Glossary)	**30.0**	23.5	28.8

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current financial period.

All amounts in this report are in Australian Dollars unless otherwise stated.

References to the prior corresponding period are referring to the six months to 30 September 2005. References to the prior period are referring to the six months to 31 March 2006.

Comparative figures in charts prior to the 2005 financial year are reported under previous Australian generally accepted accounting principles (previous AGAAP). Comparative figures for the 2005 and subsequent financial years are reported under Australian standards equivalent to International Financial Reporting Standards (AIFRS).

Profit after income tax attributable to ordinary equity holders
$ million half-year
MGQ gains ■



800
700
600
500
400
300
200
100
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Macquarie Bank Limited's consolidated net profit after income tax attributable to its ordinary equity holders for the half-year ended 30 September 2006 was $730 million, an increase of 51% on the prior corresponding period. Basic earnings per share is up 41% to 300.9 cents.

The Bank benefited from a number of significant transactions during the period, including the initial public offering of Dyno Nobel, the realisation of a large US oil and gas asset and the disposal of the Bank's investment in Macquarie Goodman Group (MGQ). The result excluding the MGQ transaction would have been $638 million, up 32% on the prior corresponding period, highlighting the strong growth in underlying earnings, as shown in the graph to the left.

Return on equity for the half-year to 30 September 2006 was 30.0%, up from 28.8% in the prior corresponding period, and in a period where Macquarie also raised in excess of $700 million of ordinary equity. The return on equity without the contribution from the disposal of MGQ would have been 26.4%.

Operating income

Total operating income for the half-year to 30 September 2006 increased 46% over the prior corresponding period to $3,156 million, driven by profits from the disposal of equity investments and realisations of assets (including the $302 million profit on the sale of the Bank's investment in MGQ), and market conditions that have been favourable for investment banking activities.

Macquarie's global expansion continues to see international income grow, up considerably to $1,321 million, representing an increase of 38% on the prior corresponding period. International income amounted to 44% of Macquarie's total operating income (excluding earnings on capital) for the half-year to 30 September 2006, which is down slightly from 46% in the prior corresponding period largely due to the disposal of MGQ. Excluding the income from this transaction, international income for the half would have represented approximately 49% of total operating income (excluding earnings on capital).

Operating expenses

Operating expenses are up 50% on the prior corresponding period to $2,213 million. Employment costs, the largest component of operating expenses, are up 54% on the prior corresponding period to $1,807 million. The increase has been driven by headcount growth combined with growth of staff profit share expense through an increase in net profit and an improved return on equity. Headcount is up 26% on the prior corresponding period to 8,986 staff with international headcount increasing by 48% to 3,006 staff.

In the six months to 30 September 2006 the expense to income ratio increased slightly from 68.4% in the prior corresponding period to 70.1%.

As foreshadowed, the effective tax rate for the period fell below 20% as a result of income tax rate differentials on offshore activities.

1.2 Contribution by Operating Group

	Half-year to		
	Sep 06	Mar 06	Sep 05
	%	%	%
Investment Banking			
Corporate Finance (including Investment Banking Funds)	**38**	38	41
Macquarie Securities	**8**	14	8
Financial Products	**5**	3	5
Macquarie Capital	**3**	3	3
Total Investment Banking	**54**	58	57
Banking and Property	**18**	11	8
Treasury and Commodities	**15**	18	15
Equity Markets	**9**	7	15
Financial Services	**3**	4	4
Funds Management	**1**	2	1
	100	100	100

The figures set out in the table above are relative to the Bank's overall performance and are based on figures excluding earnings on capital, certain costs not recharged to operating groups, staff profit sharing and are before income tax. They are derived from management accounts and should be taken as a guide only to relative contributions.

Contribution by operating Group
as at 30 September 2006
Investment Banking ■ Treasury and Commodities ■
Equity Markets ■ Banking and Property ■
Financial Services ■ Funds Management ■



54%
15%
9%
18%
3%
1%

Investment Banking Group

The Investment Banking Group continued to be the largest contributor to the Bank's overall result, with an excellent contribution which was 61% up on the prior corresponding period.

The contribution from **Corporate Finance** was significantly up on the prior corresponding period due to strong mergers and acquisitions and equity capital markets deal flows and the successful Dyno Nobel asset realisation. There was no material contribution from specialist funds performance fees during the period.

Macquarie maintained its leading market positions, achieving No.1 rankings in Australia for completed mergers and acquisitions and Australian equity raised *(Thomson Financial)*.

Significant advisory roles during the period included:

- joint financial adviser to the consortium led by Grupo Ferrovial on its £10.1 billion takeover of BAA plc
- adviser to Western Silver Corporation on its $C1.6 billion ($1.9 billion) merger with Glamis Gold
- global coordinator and financial adviser on the $1.91 billion IPO of Dyno Nobel
- adviser to Lundin Mining Corporation on its $C2.2 billion ($2.5 billion) proposal to merge with EuroZinc Mining Corporation
- adviser to Alinta on its $11.3 billion merger with The Australian Gas Light Company and the subsequent separation of AGL Energy.

Corporate Finance continued its global specialist fund strategy with:

- the establishment of new unlisted funds including: London-based Macquarie European Infrastructure Fund II; New York-based Macquarie Infrastructure Partners; Kagiso Infrastructure Empowerment Fund in South Africa; and Macquarie's first fund in the Middle East, ZonesCorp Infrastructure Fund
- growth in total equity under management of 12.2% from $34.4 billion at 31 March 2006 to $38.6 billion[1]. Additional raisings were undertaken by DUET Group, Macquarie Korea Opportunities Fund and Macquarie Airports Reset Exchange Securities Trust.

Assets under management increased by 19.2% from $68.3 billion at 31 March 2006 to $81.4 billion[1] with the portfolio expanded to include a bulk liquid storage business, an additional airports services business and a vehicle tyre inflation business in the US; two projects to develop the underlying infrastructure for two industrial cities in the United Arab Emirates; a roadside services and bus transport business in the UK; and a vehicle inspection business in Spain.

Macquarie Securities, the international cash equities business, recorded an excellent result in good market conditions. In Australia, secondary market revenues were up on the prior corresponding period. The Asian business performed strongly. Its result was significantly ahead of the prior corresponding period and is now ahead of the Australian business. A recent highlight includes the establishment of a joint venture in South Africa, Macquarie First South Securities.

Financial Products' result was well up on the prior corresponding period. The Division increased retail product diversification in Australia and had a record raising of the Fusion Funds and reFleXion products in June 2006. The business also launched a closed end infrastructure fund in Germany and Austria and marketed a capital protected investment product in Switzerland. Joint ventures were established with MD Sass and OneWorld Investments, the latter in conjunction with Macquarie's Funds Management Group, to provide asset management expertise to drive further product origination. Total assets under management grew by 11% from $6.3 billion at 31 March 2006 to $7.0 billion (includes assets managed by associates). There has also been an increase in opportunities for wholesale corporate and project financing.

Macquarie Capital's result was up on the prior corresponding period, with a strong contribution from most businesses. Asset-based leasing and lending volumes increased by 37% from $3.8 billion at 30 September 2005 to $5.2 billion at 30 September 2006.

The Investment Banking Group will continue its international expansion in all major markets and will benefit from developing the team's skills, size and international presence.

The corporate finance pipeline remains strong. The Group expects the full year to be up on the prior year, subject to market conditions.

[1] Includes assets held directly by Macquarie, acquired with a view that they may be sold into new or existing Investment Banking Funds (IBF)-managed funds. Equity under management and assets under management will increase by $3.7 billion and $20.5 billion respectively on financial close of Thames Water, which is expected to occur by the end of 2006.

Banking and Property Group
Banking and Property Group's contribution was over 280% up on the prior corresponding period, including the MGQ realisation.

Excluding the MGQ realisation, the result was marginally down on the prior corresponding period due primarily to the timing of a number of asset sales. The Group expects its full year result to exceed the prior year, excluding the MGQ realisation.

The Real Estate funds management business made a strong contribution, with assets under management, including associates, increasing to $22.9 billion as at 30 September 2006.

Real Estate Capital is seeing a shift in institutional demand towards wholesale funds such as Macquarie Goodman Asia (MGA), although good opportunities continue to exist for niche listed property funds.

Macquarie Leisure Trust Group made its first US acquisition, Main Event Entertainment Holdings, and was ranked No.1 Listed Property Trust (LPT) in the annual BDO Australian LPT survey.

Real Estate Structured Finance is experiencing strong international deal flow and profit realisations, particularly through land developments in Western Australia and the condominium market in the US. However, Australian east coast and US south east project land development sales have slowed and prices have softened, particularly in the second home market.

The Australian mortgage portfolio grew by 13% from $18.2 billion at 31 March 2006 to $20.5 billion. The Italian mortgage business opened sales offices in Rome, Milan, Perugia and Naples and Macquarie commenced mortgage operations in July 2006 in Canada following the acquisition of an established Toronto-based mortgage originator. However, volumes in the US mortgage business are down due to the challenging interest rate environment.

The contribution from Banking was up on the prior corresponding period due to continued client demand and growing deposit and loan volumes. Margin Lending's contribution grew strongly, with margin and capital protected loan portfolios growing together by 29% to over $4.3 billion.

The Banking and Property Group anticipates continued growth across most mortgage businesses and margin and personal lending portfolios, with increased opportunities to cross-sell products through existing distribution channels. The Group expects strong and growing mortgage originations in Australia, Canada and Italy. However, the US market remains challenging.

The Group is on target for a strong second half and expects the second half to exceed the first, excluding the impact of the MGQ realisation. With several major real estate transactions nearing completion, the expectation of asset realisations in Europe and Asia and continuing demand for both mortgages and margin loans, the Group expects its full year result to exceed the prior year (excluding the impact of the MGQ realisation).

Treasury and Commodities Group
The contribution from Treasury and Commodities Group was 73% up on the strong prior corresponding period.

The contribution from **Metals and Energy Capital** increased significantly, reflecting the strong performance of the Energy Capital business – including the realisation of an interest in an oil and gas asset in North America.

Commodity Market's contribution was significantly up, with strong performances in the sugar, oil, investor products and US gas markets.

Foreign Exchange was down on the strong prior corresponding period, as market volatility has been lower than recent averages.

The result from **Debt Markets** was up, with strong performances by the securities trading and interest rate derivatives businesses.

Treasury's result was up on the prior corresponding period, reflecting successful management of balance sheet growth. The contribution from **Futures** was in line with the prior corresponding period.

The outlook for the Treasury and Commodities Group is dependent on market conditions. Satisfactory volatility in financial and commodity markets is expected to continue. The deal pipeline remains strong and transaction volumes should remain favourable, although the Group continues to face strong competition for both transactions and staff. An expansion of the Group's gas, power and coal businesses is expected.

The Group's first half result was influenced by the unusually large oil and gas realisation in North America and consequently the second half of 2007 is expected to be lower in comparison. However, the Group expects to maintain strong transaction activity levels across its businesses and will continue to expand its international operations.

Equity Markets Group
Equity Markets Group's contribution was slightly up on the prior corresponding period. Trading conditions during the half were generally favourable. However, they deteriorated over the three months to 30 September 2006.

The domestic Australian business performed well with strong market positions maintained in key products and ongoing investment in new product development.

Internationally, the Group continued to focus on Asia and expanded the range of underlying equities, over which products are offered, to include Malaysia, Thailand and India. However, increasing competition within the region has reduced margins on core products and the contribution from the Asian business was down substantially on the very strong prior corresponding period. Global securities borrowing and lending performed very well, particularly in European markets.

During the period, the Group's separate hedge fund businesses were combined under the name MQ Specialist Investment Management (MQ). MQ continued to grow funds under management to over $1.06 billion and provide single strategy fund exposure and retail fund of hedge fund strategies.

The Group expects volumes and volatility in key equity markets to remain lower relative to the first half. Cyclical first half revenues are also unlikely to be maintained in the second half.

The Group has developed a diversified business and product offering and is well placed to respond to changing market conditions. However, as always, the Group is not immune to a sustained downturn in global equity markets.

Financial Services Group

Financial Services Group's (FSG) contribution was 40% up on the prior corresponding period due to favourable equity market conditions and significant inflows into Macquarie Wrap Solutions and Macquarie Cash Management Trust (CMT).

Total assets under advice/administration/management grew 8% from $56.2 billion at 31 March 2006 to $60.8 billion. The major contributors to this growth included (from 31 March 2006):

- Wrap funds under administration up 10% from $19.2 billion to $21.2 billion
- CMT up from $12.0 billion to $13.1 billion
- combined Private Bank, Macquarie Private Portfolio Management and Professional Series funds significantly up on prior corresponding period.

The Macquarie Professional Series, launched in March 2005, has reached $1.0 billion and continues to grow.

Macquarie Adviser Services was named *ASSIRT Service Level Survey – Best Fund Manager* for the fourth consecutive year. Coin Software, the financial planning software business, has continued to experience significant growth, and now has more than 270 clients.

Macquarie Financial Services' full service stockbroking business consolidated its position as Australia's leading full-service retail broker, increasing both adviser and client numbers. The NZ Commodity Bonds, launched in July 2006, raised in excess of $100 million. Fees from capital raising activities continue to grow strongly with income 89% up on the prior corresponding period.

Subject to generally favourable market conditions continuing, FSG expects to continue to grow annuity sources of income and will have an increasing focus on creating innovative, alternative investment opportunities, including commodity funds and collateralised debt obligation funds. Following its recent expansion to Thailand, FSG continues to look internationally for growth opportunities.

Funds Management Group

Funds Management Group's contribution was 32% up on the prior corresponding period, driven by higher base fee and performance fee revenues, especially in Australian equities.

Many of the Group's flagship funds enjoyed strong investment performance, notably its Australian small companies, diversified fixed income and private equity funds.

Total assets under management increased by 5.4% from $51.5 billion at 31 March 2006 to $54.3 billion, in what was a period of modest total returns for most asset classes. The Group's fee revenue base grew more strongly, resulting in an increase in average fee margins over the period. This was a result of growth in its higher-margin products, primarily in the equities and private equity sectors.

The Group opened an office in Hong Kong during the period, expanding its private equity fund-of-funds operations into the Asia-Pacific market. It also launched a joint venture in emerging markets asset management with Boston-based investment firm OneWorld Investments, in conjunction with the Investment Banking Group's Financial Products Division.

Provided that conditions remain generally favourable, the Group expects its revenue base to continue to grow over the remainder of this financial year. It will continue to pursue expansion opportunities with a number of regional and global asset products under development, including hedge funds. Distribution avenues are being pursued in Korea, Taiwan and the UK. Significant investments are being made in the Group's operations platform in order to support the increasingly international profile of the Group's businesses.

1.3 Contribution by Region

Income from international activities for the six months to 30 September 2006 was over $1.3 billion, an increase of 38% on the prior corresponding period. The primary drivers were favourable global commodity market conditions, profits on the disposal of oil and gas assets and Macquarie Securities' continued expansion in Asia.

For the half-year to 30 September 2006 international income represented 44% of total operating income (excluding earnings on capital). This is down slightly from 46% in the prior corresponding period, mainly due to the gain on the disposal of the Bank's investment in MGQ. Without this significant transaction, international income would have been 49% of total operating income (excluding earnings on capital).

All Groups increased their contribution to total income from international activities. For the Investment Banking, Equity Markets and Treasury and Commodities Groups, income from international activities was more than half of the total operating income.

During the half-year to 30 September 2006 all regions experienced income growth compared to the prior corresponding period. Income from the Americas more than doubled, whilst the Asia-Pacific region also experienced strong growth, up 40% on the prior corresponding period. The spread of income across the regions was more even, with Asia-Pacific and Europe, Africa and Middle East regions both contributing 35% of the total, and the Americas contributing 30%.

Income growth was strongest in the Americas, where a 121% increase to $403 million was experienced for the six months to 30 September 2006. This was mainly the result of favourable market conditions for Treasury and Commodities, and the strong result of the metals and energy trading business which was aided by the acquisition of Macquarie Cook Energy in November 2005 and the realisation of a North American oil and gas asset. In addition, Macquarie generated significant corporate finance income through transactions that included the acquisition of the Indiana toll road by the Macquarie Infrastructure Group and Cintra Concesiones de Infraestructuras de Transporte, SA consortium; and the acquisition of ASI Holding Corp (AIR-serv) by the consortium led by Macquarie Capital Alliance Group.

The Asia-Pacific region's contribution to international income increased $132 million on the prior corresponding period to $461 million. The main driver of growth in the region was the continued expansion of Macquarie Securities' Asian institutional stockbroking operations, which saw very strong income growth on the prior corresponding period. Equity derivative trading conditions were less favourable, and income fell in some key markets, including Hong Kong, Korea and Singapore. However, somewhat offsetting this decline was revenue from structured equity derivative products.

A broadly favourable investment banking environment combined with increased activity of Macquarie-managed funds in the Asia-Pacific region contributed to an increase in funds management and mergers and acquisitions fee revenue in the Asia-Pacific for the half-year to 30 September 2006. Activities in the region during the period included the acquisition of Taiwan Cable TV by a consortium of Macquarie Bank and Macquarie Media Group, and the establishment of Macquarie Goodman Hong Kong Wholesale Fund, which acquired a portfolio of seven warehouse/distribution and logistics properties located in key Hong Kong sub-markets from Macquarie Bank and Macquarie Goodman Group. Other new funds that have contributed to income since September 2005 include Macquarie MEAG Prime REIT and Macquarie Korea Opportunities Fund.

Income from Europe, Africa and the Middle East increased 3% on the prior corresponding period to $458 million. The drivers were strong cyclical revenues from structured equity derivatives products, gains on the disposal of investments in Brussels Airport and Arqiva, and increased corporate finance income assisted by the BAA plc/Grupo Ferrovial SA transaction. These revenues made up for a lack of performance fee income from the specialist funds, which was significant in the prior corresponding period. Banking and Property's European income also increased due to the expansion of property investment management activities in the region, including a joint venture with Akeler in the UK.

International income by region*

$ million half-year

Americas ■ Asia-Pacific ■

Europe, Africa and Middle East ■


1400
1200
1000
800
600
400
200
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

*Excludes earnings on capital.

International income by Group*

$ million half-year

FSG ■ FMG ■ BPG □ T&C ■ EMG □ IBG ■


1400
1200
1000
800
600
400
200
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

*Excludes earnings on capital.

International vs domestic income*

$ million half-year ended 30 September 2006

International ■ Domestic ■


1600
1400
1200
1000
800
600
400
200
0
FMG
EMG
FSG
T&C
BPG
IBG

*Excludes earnings on capital.

1.4 Contribution by Segment

Basis of preparation

For internal reporting and risk management purposes, Macquarie is divided into six operating Groups (the Groups).

The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 114 'Segment Reporting', as the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

The analysis below reports Macquarie's operating result in the four main segments that its activities fall into: Asset and Wealth Management, Financial Markets, Investment Banking and Lending.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit after income tax and before profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage.

Contribution by segment

Investment Banking (41%)
Comprises corporate finance, advisory, underwriting, facilitation, broking and real estate/ property development

Asset and Wealth Management (29%)
Comprises distribution and manufacture of funds management products


M&A, advisory and underwriting
Infrastructure, property & other specialist funds
Retail and wholesale funds management and private client broking
Commodities
Institutional stockbroking
Financial products
FX, futures, treasury and debt markets
Banking & securitised lending
Equipment and other leasing
Equity derivatives
Property lending
Other lending

Lending (10%)
Comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas

Financial Markets (20%)
Comprises trading in fixed income, equities, currency, commodities and derivative products

Segment results

	Asset & Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Half-Year Ended 30 September 2006					
Profit and Loss					
Total income	**912**	**629**	**1,285**	**330**	**3,156**
Total expenses	**(639)**	**(437)**	**(880)**	**(257)**	**(2,213)**
Profit before income tax	**273**	**192**	**405**	**73**	**943**
Income tax expense	**(74)**	**(19)**	**(56)**	**(20)**	**(169)**
Profit after income tax	**199**	**173**	**349**	**53**	**774**
Balance Sheet					
Total assets	**10,865**	**48,002**	**15,637**	**38,133**	**112,637**
Contribution					
Contribution to total consolidated income (%)	**29**	**20**	**41**	**10**	**100**
Half-Year Ended 31 March 2006					
Profit and Loss					
Total income	622	447	873	291	2,233
Total expenses	(496)	(325)	(625)	(183)	(1,629)
Profit before income tax	126	122	248	108	604
Income tax expense	(38)	(14)	(48)	(30)	(130)
Profit after income tax	88	108	200	78	474
Balance Sheet					
Total assets	8,780	50,732	12,587	34,112	106,211
Contribution					
Contribution to total consolidated income (%)	28	20	39	13	100
Half-Year Ended 30 September 2005					
Profit and Loss					
Total income	672	478	760	250	2,160
Total expenses	(453)	(308)	(528)	(188)	(1,477)
Profit before income tax	219	170	232	62	683
Income tax expense	(66)	(24)	(56)	(14)	(160)
Profit after income tax	153	146	176	48	523
Balance Sheet					
Total assets	7,311	35,597	8,966	32,346	84,220
Contribution					
Contribution to total consolidated income (%)	31	22	35	12	100

2.1 Interest Income

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Interest revenue	**2,082**	1,674	1,462	*24*	*42*
Interest expense	**(1,752)**	(1,377)	(1,167)	*27*	*50*
Net interest income	**330**	297	295	*11*	*12*
Adjustment for accounting for swaps	**(82)**	(57)	(55)	*44*	*49*
Total interest income	**248**	240	240	*3*	*3*

Net interest income for the half-year to 30 September 2006, after adjusting for amounts relating to the accounting for swaps that are classified as trading income for statutory purposes, has increased 3% on the prior corresponding period.

Whilst average volumes across all major interest bearing portfolios are well up, a contraction of net interest margins combined with higher average non-interest bearing assets has kept the overall growth of net interest income to a more moderate level.

The graph below shows the net interest income growth, before adjusting for amounts relating to the accounting for swaps, over the past three years.

Net interest income
$ million half-year



350
300
250
200
150
100
50
0
2H 2004*
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

* For periods prior to the 2005 financial year, previous Australian accounting standards did not require the consolidation of mortgage securitisation and other special purpose vehicles.

Current accounting standards for derivative financial instruments impact trading income and interest income due to complex hedge designation and effectiveness rules, which must be met for hedge accounting to be applied to the Bank's derivatives hedging interest rate risk (especially swaps). Under previous Australian accounting standards, internal derivatives were treated as a hedge and the interest on the swaps was included in either interest income or expense depending on whether an external interest bearing asset or liability was being hedged. Under current accounting standards, these internal derivatives are carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. For most loan portfolios we have not sought to meet the hedge accounting rules due to their complexity and inability for the MIPS to be a hedge item.

Analysis of net interest margins

	Half-year to Sep 06			Half-year to Mar 06			Half-year to Sep 05		
	Interest $m	**Volume $m**	**Spread %**	Interest $m	Volume $m	Spread %	Interest $m	Volume $m	Spread %
Loan assets	**214**	**17,326**	**2.46**	221	15,480	2.86	185	13,668	2.69
Mortgages	**55**	**20,918**	**0.52**	51	18,796	0.54	46	16,965	0.54
Interest bearing trading assets and other securities	**71**	**26,328**	**0.54**	45	19,315	0.47	34	15,169	0.45
Total interest bearing assets	**340**			317			265		
Non-interest bearing assets	**(92)**			(77)			(25)		
Total interest income	**248**			240			240		

For the purpose of analysing net interest margins the impact of accounting for swaps used for the hedging of interest rates, which is included in trading income for statutory purposes, has been deducted from net interest income. This allows for a more accurate analysis of net interest margins. Refer to section 2.3 for details of the impacts of accounting for swaps on trading income.

Where appropriate, prior period balances have been restated to conform with changes in presentation in the current period.

Loan assets

Net interest on average loan assets has increased 16% on the prior corresponding period to $214 million, driven by a 27% growth in average loan assets. The growth in loans assets has been particularly strong in margin and equities lending, which is almost double the prior corresponding period at $5.4 billion.

The growth of net interest income from loan assets has been constrained by a contraction of net interest margins. Margins have fallen over the same period by 23 basis points largely due to increased competition in the banking and margin lending markets, combined with lower inertia and asset realisation income from the leasing portfolio.

As illustrated by the graph below, the average net interest spread on loan assets has contracted over the past three years as market competition has increased. However, continued strong growth in average volumes has driven an overall increase in net interest income from loan assets over time.

Comparison of loan asset volumes and spreads
Half-year
Volume (average $ billion) ■ —■— Spread (bps)


25
20
15
10
5
0
500
400
300
200
100
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Mortgages

This margin is after broker commissions and loan origination costs. Net interest income on mortgage assets is up 20% on the prior corresponding period to $55 million due to a 23% increase in average loan assets. There was no significant change in the margin compared with the prior corresponding period.

Interest bearing trading assets and other securities
Interest income from interest bearing trading assets and other securities for the six months to 30 September 2006 is $71 million, more than double the prior corresponding period. The increase is due to significant growth in the portfolio, with average volumes up 74% to $26 billion. The balances of securities purchased under resale agreements, trading portfolio assets, foreign currency loan assets and deposits with clearing houses are all well up on the prior corresponding period.

In addition to growth in average volumes is an increase in the average net interest margin on these positions from 45 basis points in the prior corresponding period to 54 basis points for the half-year to 30 September 2006. The improved margin is largely a result of underlying trading strategies, with the foreign exchange business increasing the use of foreign currency loans and deposits for hedging, which generate a higher net margin. Further details on the operations of the foreign exchange business are set out in section 2.3.

Non-interest bearing assets
The funding expense associated with non-interest bearing assets has increased significantly on the prior corresponding period to $92 million for the six months to 30 September 2006. The increase is mainly due to an increase in equity investments and assets and disposal groups held for sale over the same period and general business growth. In May and June 2006 the Bank raised in excess of $700 million of ordinary share capital, which reduced the overall funding cost of non-interest bearing assets.

2.2 Fee and Commission Income

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Funds management	**350**	324	444	*8*	*(21)*
Mergers and acquisitions, advisory and underwriting	**603**	491	422	*23*	*43*
Brokerage and commissions	**321**	243	198	*32*	*62*
Financial products	**75**	11	54	*large*	*39*
Banking, lending and securitisation	**18**	13	24	*38*	*(25)*
Wrap and other administration fee income	**50**	52	47	*(4)*	*6*
Other fee and commission income	**20**	62	55	*(68)*	*(64)*
Fee and commission income	**1,437**	1,196	1,244	*20*	*16*

Net fee and commission income
$ million half-year


1500
1250
1000
750
500
250
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Funds management

Funds management fee income includes base fees, which are ongoing fees generated from funds management activities, and performance fees, which are only earned when funds managed by Macquarie outperform a predetermined benchmark. Performance fees are recognised when Macquarie becomes entitled to the fees.

The table below shows the split of funds management fees between base and performance fees by fund type.

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Base fees					
Specialist Funds	**199**	174	172	*14*	*16*
Funds Management and Financial Services*	**122**	123	99	*(1)*	*23*
	321	297	271	*8*	*18*
Performance fees					
Specialist Funds	**18**	21	169	*(14)*	*(89)*
Funds Management and Financial Services	**11**	6	4	*83*	*175*
	29	27	173	*7*	*(83)*
Total funds management fees	**350**	324	444	*8*	*(21)*

* Base fees for the six months to 30 September 2006 above include an adjustment of approximately $8 million relating to equity accounting of Macquarie managed funds in the True Index funds managed by Macquarie Life and consolidated under AIFRS. If this amount is excluded, total base fees would be approximately $329 million, a 21% increase on the prior corresponding period.

Overall, funds management fees for the six months to 30 September 2006 are down 21% on the prior corresponding period. This is due to underperformance of the specialist funds compared to relevant benchmarks. Performance fees from those funds are down $151 million, or 89% on the six months to September 2005. Base fees, which are up 18% on the prior corresponding period to $321 million, continue to trend the growth in AUM, as demonstrated in the graph below.

Base fees and AUM growth
Half-year ended



AUM ($ billion)
Base Fees ($ million)
180
160
140
120
100
80
60
40
20
0
350
300
250
200
150
100
50
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Significant base fees from listed specialist funds for the six months to 30 September 2006 include:

Fund	Base Fees
Macquarie Infrastructure Group	$44 million
Macquarie Airports	$26 million
Macquarie European Infrastructure Fund	$15 million
Macquarie Communications Infrastructure Group	$14 million
Macquarie Infrastructure Company	$10 million

Performance fees for the six months to 30 September 2006 totalled $29 million, down 83% on prior corresponding period. Significant performance fees for the six months to 30 September 2006 include:

Fund	Performance Fees
Macquarie Media Group	$9 million
Macquarie Leisure Group	$8 million
Funds Management and Financial Services	$11 million

For further details of base and performance fees, refer to section 5.3.

Mergers and acquisitions, advisory and underwriting

Fee income from mergers and acquisitions, advisory and underwriting is up 43% on the prior corresponding period to $603 million for the half-year to 30 September 2006.

Investment banking conditions were favourable during the period with strong mergers and acquisition activity and good equity capital market activity in Australia. Deal flow was strong with some large transactions being completed, including the initial public offering of Dyno Nobel.

Macquarie's leading market position was maintained. Over 90 deals valued at over $54.7 billion contributed to Macquarie's No. 1 position in Australian equity and equity related league tables.

Significant transactions completed during the six months to 30 September 2006 included:

- ASI Holdings (AIR-serv)
- BAA/Ferrovial
- Boart Longyear
- Dyno Nobel (IPO)
- European Vehicle Safety Holdings
- Indiana Toll Road
- Macquarie Goodman Hong Kong Wholesale Fund
- Sydney Roads Group (IPO)
- Taiwan Cable TV
- Western Silver Corporation
- Wotif.com (IPO).

Brokerage and commissions

Brokerage and commissions income predominantly includes transaction related fees from stockbroking services provided to retail and institutional clients offset by fees paid in relation to trading commissions.

Brokerage and commissions income is up 62% on the prior corresponding period to $321 million. The majority of brokerage and commissions income is derived from Macquarie Securities institutional stockbroking operations.

Income from the Australian institutional stockbroking operations is well up on the prior corresponding period, driven by increased market turnover whilst maintaining a strong market share. In Australia, Macquarie Securities combined with Macquarie Equities Limited (retail stockbroking) is ranked No. 1 for stock broking.

Income from the Asian institutional stockbroking operations is very strongly up on the prior corresponding period. Whilst market share increased in some key markets, stronger market turnover compared with the corresponding period was the key driver of income growth. However there have been recent signs of volumes falling in Asian markets.

The Macquarie Securities business has commenced further expansion outside its traditional Asia-Pacific base with a joint venture, Macquarie First South Securities, launched in South Africa in August 2006.

Fees paid in relation to equity derivative markets transactions are down on the prior corresponding period due to lower volumes in Asia largely caused by increased competition in equity derivatives in Hong Kong.

Financial products

Income from financial products is up 39% on the prior corresponding period to $75 million with continued diversification of retail products in Australia, the US and Europe. Included in this category are all fees generated through arranging cross-border leases and other financial product transactions.

The cyclical nature of much of this business tends to produce stronger first half results.

Banking, lending and securitisation

Income from banking, lending and securitisation includes fee income from mortgage securitisation vehicles, lending activities and transaction fees.

The reduction on the prior corresponding period is largely due to a reduction in fees earned by Macquarie Capital during the half.

Wrap and other administration fee income

Wrap and other administration fee income is up 6% on the prior corresponding period.

The majority of income in this category is generated from assets under administration, including the Wrap platform, which was $21.2 billion at 30 September 2006.

Other fee and commission income

Other fee and commission income includes royalty income from joint ventures and business alliances, property development project management fees and other fee related income.

The decrease on the prior corresponding period relates to a reduction in royalty income from equity market and treasury and commodity joint ventures and business alliances.

2.3 Trading Income

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Equities	**341**	240	286	*42*	*19*
Commodities	**119**	132	65	*(10)*	*83*
Foreign exchange	**47**	64	88	*(27)*	*(47)*
Interest rate products	**52**	22	65	*136*	*(20)*
Net trading income	**559**	458	504	*22*	*11*
Revaluation of derivative instruments	**(21)**	(4)	30	*large*	*(170)*
Accounting for swaps	**(82)**	(57)	(55)	*44*	*49*
Total trading income	**456**	397	479	*15*	*(5)*

Net trading income, before accounting for swaps and the revaluation of derivatives, for the half-year to 30 September 2006 is up 11% on the prior corresponding period to $559 million. Most trading income is generated from client transactions and arbitrage activities, rather than any outright proprietary trading.

The growth of total trading income over the past three years is reflected in the graph at right.

A complete representation of Macquarie's trading activities is not shown by the composition of trading income set out above because it excludes interest revenue and expense, brokerage and commission revenue and expense, and operating costs of trading activities. To obtain a complete view of the performance of Macquarie's trading activities, trading income should be considered in conjunction with these other income and expense items. This is largely achieved through the analysis of segments in section 1.4, where the trading activities of the Bank are amalgamated in the Financial Markets segment.

Total trading income
$ million half-year



500
400
300
200
100
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Equities
Equities trading income for the half-year to 30 September 2006 is up 19% on the prior corresponding period to $341 million despite weaker trading conditions in some regions. The combination of expanding geographic and product diversities of the equities trading operations have been the main drivers of this growth.

Whilst market indices held up well during the period, volumes and volatilities in some key regions, including many markets in Asia, declined from the levels experienced in late 2005. Such conditions were particularly evident in Hong Kong, which also experienced increased competition, and resulted in substantially lower income compared with a very strong prior corresponding period.

The Australian business continued to perform well with strong market positions maintained in key products and through new products launched during the period.

The contribution from international equity structured transactions was well up from the prior corresponding period. Larger transaction volumes in a number of geographic markets drove the increase, particularly across Europe where the business benefited from good cyclical revenues in the first quarter.

The contribution from trading in equity derivatives in the US and European markets was ahead of the prior corresponding period. This was due to increased sales of equity linked and tailored international collar products in these underlying markets to the Australian and Asian customer base and arbitrage trading over global equity markets.

Despite strong increases in trading income, the contribution of the overall Equity Markets business is only slightly up on the prior corresponding period. This result is mainly a result of the operating conditions in Asia where increased competition is having a negative impact on fee and commission margins. In addition, headcount growth of 29% as the business continues to grow and diversify has increased operating expenses.

Commodities
Commodities trading income is up 83% on the prior corresponding period to $119 million for the six months to 30 September 2006, benefiting from strong global commodities markets.

Gold prices continued to increase early in the half, reaching historic highs in May before coming back somewhat at September 2006. Overall gold prices during the half remained well above the prior corresponding period. Other base metals trading continued to benefit from favourable price movements over the half, mainly in copper and aluminium.

Energy prices have generally weakened across the board since March 2006, with the biggest falls seen in natural gas, crude oil and unleaded gasoline. Such conditions provided a profitable trading environment for the Macquarie Cook Energy business, which was acquired in November 2005 and provided a significant trading revenue contribution.

The agricultural market experienced mixed results during the half with the sugar price continuing to fall. Wheat prices have however strengthened due to drought in US Midwest and extended dry periods in Australia and India leading to a fall in wheat stock supplies.

For the energy trading business, the overall contribution to the result is substantially up on the prior corresponding period due to the realisation of an interest in an oil and gas asset in North America. The profit from this realisation is reported in asset and equity investment realisations and other income. Refer to section 2.4 for further details.

Foreign exchange
Foreign exchange trading income was down by almost half from the prior corresponding period to $47 million. The principal driver is a change in hedging strategies. In the prior corresponding period hedging was principally through the use of derivatives, which are carried at fair market value, and any changes in the fair market value are reported as trading income. However, in the six months to September 2006, the business has increased the use of foreign currency loans and deposits for hedging, the income from which is reported as net interest income.

On the whole, the contribution from the business is down on a very strong prior corresponding period as market volatility has been lower than recent averages. This has led to a reduction in derivative volumes.

Interest rate products
The main contributor to interest rate products trading income is Treasury and Commodities' Debt Markets division.

The division's total income was up on the prior corresponding period. Increased levels of local and international corporate activity and successful trading activities all contributed, however a change in trading strategies resulted in a lower contribution from trading income offset by a higher contribution from net interest income.

Accounting for swaps
As discussed in the analysis on interest income (section 2.1), current accounting standards require internal derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. This has the effect of distorting the analysis of net interest margins and trading income (especially interest rate products).

For the analysis of trading income presented here the amount relating to the accounting for interest rate swaps, which is included in trading income for statutory purposes, has been identified and reported separately. This amount is incorporated in the analysis of net interest margins in section 2.1.

Revaluation of derivative instruments
The Profit and Loss volatility from fair value revaluations and all cash flows of all derivatives that do not form part of a qualifying hedge relationship are classified as trading income. The main impact of this relates to derivatives used to hedge the MIPS hybrid instrument, which do not have an offsetting revaluation of the hedged securities as they are treated as equity for accounting purposes.

These impacts have been reported separately from other trading related income to remove the distortion created by the accounting treatment from the analysis of Macquarie's trading operations.

For the six months to 30 September 2006, Profit and Loss volatility on derivatives used to hedge the MIPS hybrid instrument was an expense of $8 million (for the six months to 30 September 2005 the amount was income of $34 million) and the volatility on other interest rate derivatives was an expense of $13 million (for the six months to 30 September 2005 the amount was an expense of $4 million).

2.4 Asset and Equity Investment Realisations and Other Income

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Profit on sale of investment securities available for sale	**114**	52	48	*119*	*138*
Profit on sale of associates and joint ventures	**501**	23	55	*large*	*large*
Net income/(loss) from businesses held for sale	**42**	(2)	(16)	*large*	*large*
Gain on deconsolidation of controlled entities	**–**	125	3	*(100)*	*(100)*
Share of net profits of associates and joint ventures using the equity method	**99**	133	39	*(26)*	*154*
Dividends/distributions received/receivable from investment securities	**38**	27	15	*41*	*153*
Provision for diminution of equity investments, investments in associates and available for sale securities	**(3)**	(25)	–	*(88)*	*n/a*
Collective allowance for credit losses	**(3)**	(10)	(1)	*(70)*	*200*
Specific provisions for credit losses	**(8)**	(17)	(8)	*(53)*	*–*
Other income	**153**	37	7	*large*	*large*
Asset and equity investment realisations and other income	**933**	343	142	*172*	*large*

Asset and equity investment realisations and other income includes profits from the disposal of equity investments, including investments in associates and other securities, equity accounted income and movements in provisions for credit losses and provisions for diminution of equity investments. The performance of this income category is largely dependent on profits generated through the realisation of assets and equity investments, and the underlying performance of those investments.

Total income is up substantially on the prior corresponding period to $933 million. The half-year to 30 September 2006 includes the gain from the sale of the Bank's investment in MGQ of $302 million. Excluding this gain, total income is $631 million, still substantially up on the prior corresponding period. Income over the past six half-years is shown in the graph at right.

Asset and equity investment
$ million half-year
MGQ gains ■


1000
800
600
400
200
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Profit on sale of investment securities available for sale
Net profit on sale of investment securities is up 138% on the prior corresponding period to $114 million, driven by gains from the disposal during the half-year to 30 September 2006 of investments that included:

- Brussels International Airport Company SA
- Macquarie UK Broadcast Holdings (Arqiva)
- Sydney Futures Exchange.

Profit on sale of associates and joint ventures
Profit on sale of associates and joint ventures for the half-year to 30 September 2006 amounted to $501 million, and included the $302 million gain on sale of the Bank's investment in MGQ. Excluding the gain on sale of MGQ, income is up 262% on the prior corresponding period. The increase is a result of profits from the sell-down of equity investments that included:

- CH4 Gas
- Dyno Nobel
- RP Data Pty Limited
- Smart Salary Pty Limited.

Net income/(loss) from businesses held for sale
Net income from businesses held for sale is $42 million, up from the prior corresponding period's net loss of $16 million. The following businesses held for sale were the main contributors:

- Isle of Man Ferries
- Macquarie Small Cap Roads
- Smarte Carte.

Gain on deconsolidation of controlled entities
During the half-year to 30 September 2006, there was no gain on deconsolidation of controlled entities.

Share of net profits of associates and joint ventures using the equity method
This includes equity accounted income from investments in specialist funds where Macquarie is both the fund manager and has an equity investment in the fund, as well as other equity investments where Macquarie has significant influence.

Equity accounted income for the half-year to 30 September 2006 increased 154% on the prior corresponding period to $99 million.

The strong increase on the prior corresponding period is due to increased contribution from investments in Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie International Infrastructure Fund, Macquarie CountryWide Trust and Macquarie Office Trust, together with equity accounting of new funds such as Macquarie MEAG Prime REIT.

Dividends and distributions received/receivable from investment securities
Dividends received/receivable for the half-year to 30 September 2006 is $38 million, up 153% on the prior corresponding period. Significant distributions were received from Arqiva and various property trusts, including Macquarie DDR Trust and Macquarie ProLogis.

Provision for diminution of equity investments, investments in associates and available for sale securities
This relates to movements in provisions against equity investments. The provision expense for the half-year to 30 September 2006 was not material at $3 million.

Collective allowance for credit losses
The collective allowance for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. Macquarie's policy on collective allowance for credit losses is based on an incurred loss model applied to loan assets, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions for credit losses
The specific provision expense for the half-year to 30 September 2006 remains in line with the prior corresponding period. Total specific provisions as a percentage of gross loan assets at 30 September 2006 is 0.13%.

Other income
Other income includes income from asset sales, operating leasing activities and operating income from subsidiaries with non-financial services businesses. Other income for the half-year to 30 September 2006 increased significantly from the prior corresponding period to $153 million, due to profits from the sale of net profit interests, including a large US oil & gas interest. Other increases are due to income from operating leasing activities.

2.5 Operating Expenses

	Half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Employment expenses					
Salary, commissions, superannuation, performance-related profit share	**(1,678)**	(1,144)	(1,070)	*47*	*57*
Share based payments	**(35)**	(34)	(19)	*3*	*84*
Provision for annual leave	**(12)**	(2)	(10)	*large*	*20*
Provision for long service leave	**(5)**	(2)	(5)	*150*	*–*
Total compensation expense	**(1,730)**	(1,182)	(1,104)	*46*	*57*
Other employment expenses including on-costs, staff procurement and staff training	**(77)**	(55)	(66)	*40*	*17*
Total employment expenses	**(1,807)**	(1,237)	(1,170)	*46*	*54*
Occupancy expenses	**(100)**	(80)	(59)	*25*	*69*
Non-salary technology expenses	**(76)**	(67)	(61)	*13*	*25*
Professional fees, travel and communication expenses	**(124)**	(144)	(93)	*(14)*	*33*
Other operating expenses	**(106)**	(101)	(94)	*5*	*13*
Total operating expenses	**(2,213)**	(1,629)	(1,477)	*36*	*50*

	%	%	%
Compensation expense/total income	**54.8**	52.9	51.1
Other expenses/total income	**15.3**	20.0	17.3
Total expenses/total income	**70.1**	72.9	68.4

Total operating expenses are $2,213 million, up 50% on the prior corresponding period. The increase can be attributed to increased compensation expense, which is up 57% on the prior corresponding period.

The growth in compensation expense is due to a combination of increased headcount, which is up 26% from 30 September 2005; and the strong growth of net profit before tax combined with an improved return on equity and lower effective tax rate.

A consequence of Macquarie's continued international expansion is an increase in office space being occupied globally, much of which is located in main financial centres including Hong Kong, Korea, London and Sydney. Increase in global headcount and higher rent in these locations contributed to higher occupancy expenses of $100 million for the half-year to 30 September 2006.

Despite the increase in total operating expenses, the expense to income ratio for the six months to 30 September 2006 was 70.1%, which remains comparable to the prior corresponding period. The expense to income ratio for each of the past six half-year periods is depicted in the graph at right.

Total income and operating expenses



Income
Expense
Expense/Income Ratio
$ million
Expense to income ratio %
3500
3000
2500
2000
1500
1000
500
0
100
90
80
70
60
50
40
30
20
10
0
2H 2004
1H 2005
2H 2005
1H 2006
2H 2006
1H 2007

Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (consultants, contractors and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

Total headcount increased 26% on the prior corresponding period to 8,986 staff at 30 September 2006. A breakdown of headcount by Group is shown in the table below.

Headcount by Group

	As at			% Movement	
	Sep 06	Mar 06	Sep 05	*Mar 06*	*Sep 05*
Operating Groups					
Investment Banking					
Corporate Finance (including Investment Banking Funds)	**1,392**	1,235	1,005	*13*	*39*
Macquarie Securities	**671**	684	618	*(2)*	*9*
Financial Products	**191**	165	145	*16*	*32*
Macquarie Capital	**316**	298	269	*6*	*17*
Total Investment Banking	**2,570**	2,382	2,037	*8*	*26*
Treasury and Commodities	**537**	500	421	*7*	*28*
Banking and Property	**1,406**	1,238	1,118	*14*	*26*
Equity Markets	**433**	393	335	*10*	*29*
Financial Services	**1,288**	1,182	1,122	*9*	*15*
Funds Management	**208**	183	177	*14*	*18*
Total headcount – operating Groups	**6,442**	5,878	5,210	*10*	*24*
Total headcount – service areas	**2,544**	2,305	1,915	*10*	*33*
Total headcount at end of period	**8,986**	8,183	7,125	*10*	*26*

All Groups across the Bank experienced growth in staff numbers, with most Groups increasing headcount by more than 20% on the prior corresponding period. Service areas experienced a greater increase in headcount compared to operating Groups, up 33% on the prior corresponding period. This increase was mainly driven by the Information Services and Risk Management Groups where headcount increases on the prior corresponding period were 42% and 41% respectively, and were the result of establishing additional infrastructure systems and risk management support for the growing operating Groups.

Macquarie continued its global expansion during the half with the rate of international headcount growth more than two and a half times that of Australian headcount growth. The table below shows the trend across regions.

Headcount by region

	As at			% Movement	
	Sep 06	Mar 06	Sep 05	*Mar 06*	*Sep 05*
Regions					
Australia	**5,980**	5,666	5,088	*6*	*18*
International					
Americas	**828**	663	512	*25*	*62*
Asia-Pacific	**1,424**	1,206	1,012	*18*	*41*
Europe, Africa and Middle East	**754**	648	513	*16*	*47*
Total headcount – International	**3,006**	2,517	2,037	*19*	*48*
Total headcount at end of period	**8,986**	8,183	7,125	*10*	*26*

International headcount has increased 48% since September 2005 to 3,006 staff, an increase of 969 staff in offshore locations in the past 12 months.

All regions experienced strong headcount growth, however growth was strongest in the Americas. Headcount in Canada and the US increased 91% and 58% on the prior corresponding period respectively, where the acquisitions of Macquarie Cook Energy (US) in November 2005 and Cervus Financial Corp (Canada) in July 2006 were the significant contributors.

2.6 Income Tax Expense

Macquarie's effective tax rate for the six months to 30 September 2006 was 18.8%.

The effective tax rate reflects income tax expense as a percentage of profit before tax attributable to ordinary equity holders. This calculation is shown below.

	Half-year to		
	Sep 06 $m	Mar 06 $m	Sep 05 $m
Profit before income tax	**943**	604	683
Less Macquarie Income Securities	**(15)**	(14)	(15)
Less Macquarie Income Preferred Securities	**(26)**	(25)	(26)
Less Minority Interest	**(3)**	(1)	–
Profit before income tax attributable to ordinary equity holders	**899**	564	642
Tax expense	**169**	130	160
	%	%	%
Effective tax rate	**18.8**	23.0	24.9

The effective tax rate differs to the Australian company income tax rate because of permanent differences arising from the income tax treatment of certain incomes and expenses, as well as income tax rate differentials on some of the income earned offshore, and the non-deductibility of certain expenses, including employee options expense and interest payments made under the Macquarie Income Securities (MIS). A reconciliation of the Australian company income tax rate to Macquarie's effective tax rate is shown below.

	Half-year to		
	Sep 06 %	Mar 06 %	Sep 05 %
Australian company income tax rate	**30.0**	30.0	30.0
Rate differential on offshore income	**(12.8)**	(9.0)	(5.9)
Non-deductible distribution paid/provided on MIS	**0.5**	0.8	0.7
Non-deductible options expense	**1.2**	1.8	0.9
Other items	**(0.1)**	(0.6)	(0.8)
Effective tax rate	**18.8**	23.0	24.9

The growth of Macquarie's international activities is evidenced by the larger impact of income tax rate differentials arising from income generated offshore. This was particularly significant for the half-year to 30 September 2006, as previously foreshadowed.

2.7 Earnings Per Share

	Half-year to			Movement	
	Sep 06 cents	Mar 06 cents	Sep 05 cents	*Mar 06 %*	*Sep 05 %*
Basic earnings per share	**300.9**	187.6	212.9	*60*	*41*
Diluted earnings per share	**289.5**	179.3	203.5	*61*	*42*

Basic earnings per share (EPS) is calculated as earnings divided by the weighted average number of shares on issue for the period. Earnings, for the purpose of the EPS calculation, is the Bank's profit after income tax attributable to its ordinary equity holders.

Diluted EPS is calculated as earnings divided by the total weighted average number of ordinary shares and dilutive potential ordinary shares.

The only source of dilutive potential ordinary shares for the Bank are share options issued to senior staff in accordance with the Employee Option Plan. The MIS and MIPS are not convertible to ordinary shares and do not affect the calculation of diluted EPS.

Employee options are deemed to have no impact on diluted earnings, however it does impact the weighted average number of shares used in the calculation of diluted EPS, as explained later in this section.

	Half-year to		
	Sep 06 Shares	Mar 06 Shares	Sep 05 Shares
Weighted average number of shares Fully paid ordinary shares	**242,598,050**	231,348,434	226,346,261
Dilutive potential ordinary shares: Options	**9,517,302**	10,715,933	10,563,305
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**252,115,352**	242,064,367	236,909,566

Fully paid ordinary shares

The weighted average number of ordinary shares used in the calculation of basic EPS is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

Summary of movements in number of shares

	Half-year to Sep 06		Half-year to Mar 06		Half-year to Sep 05	
	Total Shares	**Time-Weighted Shares**	Total Shares	Time-Weighted Shares	Total Shares	Time-Weighted Shares
Opening balance	**232,440,369**	**232,440,369**	230,319,417	230,319,417	223,683,592	223,683,592
Shares issued pursuant to:						
Capital raising	**10,606,061**	**7,650,274**	–	–	–	–
Exercise of options	**4,975,546**	**1,699,498**	1,704,291	789,441	5,502,652	2,092,986
Dividend Reinvestment Plan	**1,523,326**	**732,528**	396,543	230,954	1,133,173	569,683
Employee Share Plan	**137,947**	**75,381**	20,118	8,622	–	–
Closing balance	**249,683,249**	**242,598,050**	232,440,369	231,348,434	230,319,417	226,346,261

Potential ordinary shares

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme.

For the purpose of calculating diluted EPS, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted EPS. Its impact on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the adjusted exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds.

Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component – this is excluded in calculating diluted EPS)
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted EPS.

As share based payment expense is recognised for this Plan, it is also necessary to adjust the exercise price in calculating dilutive EPS. The adjusted exercise price is calculated by increasing the exercise price by the fair value of services to be provided by the employee over the remaining vesting period.

Dilutive impact of options (time-weighted)

The table below breaks the time-weighted number of options on issue for each period into dilutive and non-dilutive options. Dilutive options are further classified into a dilutive component and a non-dilutive component.

	Half-year to		
	Sep 06 Options	Mar 06 Options	Sep 05 Options
Dilutive Options:			
Dilutive component (no consideration)	**9,517,302**	10,715,933	10,563,305
Non-dilutive component (average market price)	**18,983,582**	20,530,774	15,636,431
Total number of dilutive options (time-weighted)	**28,500,884**	31,246,707	26,199,736
Non-dilutive options	**4,729,317**	741,290	3,337,081
Total number of options (time-weighted)	**33,230,201**	31,987,997	29,536,817
	$	$	$
Average market price for period	**65.46**	65.36	56.35

2.8 Dividends

	Half-year to					
	Sep 06		Mar 06		Sep 05	
	Cents per share	**Franking %**	Cents per share	Franking %	Cents per share	Franking %
Dividends to ordinary shareholders	**125**	**100**	125	100	90	90
	$m		$m		$m	
Aggregate amount of interim/final ordinary dividend	**312**		290		208	
	%		%		%	
Payout ratio	**42.7**		66.8		43.2	

The ordinary dividend for the half-year to 30 September 2006 has increased by 35 cents over the prior corresponding period to 125 cents per share, an increase of 39%. The ordinary dividend will be franked at 100%.

The Bank's dividend policy is to target a full-year payout ratio between 50% and 60%. In the short term, the Bank expects dividends to be fully franked, and subject to future composition of income, a franking rate of at least 80% is expected in the longer term.

	Note	As at Sep 06 $m	Mar 06 $m	Sep 05 $m	Movement Mar 06 %	Sep 05 %
Capital Base						
Tier 1 Capital						
Ordinary share capital		**2,889**	1,908	1,825	*51*	*58*
Retained earnings	1	**2,434**	1,893	1,488	*29*	*64*
Reserves	2	**117**	—	—	*n/a*	*n/a*
Macquarie Income Securities		**391**	391	391	—	—
Macquarie Income Preferred Securities	3	**869**	579	456	*50*	*91*
Outside equity interests	4	**2**	1	—	*100*	*n/a*
APRA AIFRS transitional relief	5	**214**	—	—	*n/a*	*n/a*
Total Tier 1 Capital before Tier 1 Capital Deductions		**6,916**	4,772	4,160	*45*	*66*
Tier 1 Capital Deductions:						
Equity investments in entities not in the field of finance	7	**(1,090)**	(819)	(781)	*33*	*40*
Intangibles	8	**(531)**	(283)	(294)	*88*	*81*
Net future income tax benefit	9	**(347)**	(114)	(96)	*204*	*261*
Other Tier 1 Capital Deductions	10	**(76)**	—	—	*n/a*	*n/a*
Total Tier 1 Capital		**4,872**	3,556	2,989	*37*	*63*
Tier 2 Capital						
Macquarie Income Preferred Securities		**—**	261	345	*(100)*	*(100)*
General provision for credit losses	11	**142**	106	89	*34*	*60*
Term subordinated debt	13	**2,166**	1,381	1,322	*57*	*64*
APRA AIFRS transitional relief	5	**(66)**	—	—	*n/a*	*n/a*
Other Upper Tier 2 Capital	12	**74**	—	—	*n/a*	*n/a*
Total Tier 2 Capital		**2,316**	1,748	1,756	*32*	*32*
Total Capital Deductions	14	**(1,348)**	(1,239)	(935)	*9*	*44*
Total Capital		**5,840**	4,065	3,810	*44*	*53*
Risk-Weighted Assets		**36,836**	28,751	23,089	*28*	*60*

	%	%	%
Tier 1 Capital Ratio	**13.2**	12.4	12.9
Tier 2 Capital Ratio	**6.3**	6.1	7.6
Total Capital Deductions	**(3.6)**	(4.4)	(4.0)
Total Capital Ratio	**15.9**	14.1	16.5

The Bank's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence. Capital initiatives undertaken by Macquarie during the half-year to 30 September 2006 included a $696 million private placement (net of $4 million of placement fees) in May 2006 combined with a share purchase plan of ordinary share capital in June 2006, and the reintroduction of the Dividend Reinvestment Plan (DRP) discount.

APRA have required that Banks report their capital ratios under the revised AIFRS rules from 1 July 2006, and have provided certain transitional capital relief to assist with this transition. Prior periods in the above and following tables are reported on an AGAAP basis consistent with the applicable rules at the time. Note, however, that the adoption of AIFRS for capital reporting purposes had a minimal impact on Macquarie's net capital position. This is discussed further overleaf.

The Tier 1 Capital ratio of 13.2% at 30 September 2006 maintains a buffer in excess of the Group's minimum acceptable ratios. Tier 1 Capital before deductions increased by $2,144 million since 31 March 2006 due to the May 2006 capital raising of $696 million; organic growth through retained earnings; and shares created through the DRP and the exercise of employee options. Furthermore, an additional proportion of Macquarie Income Preferred Securities (MIPS) was able to be classified as Tier 1 Capital. The adoption of AIFRS also increased Tier 1 Capital before deductions due to the inclusion of certain AIFRS reserves and APRA transitional relief for the first time in the September 2006 quarter.

Tier 1 deductions have increased from $1,216 million to $2,044 million over the same period as the Group continues to grow its specialist funds business and undertake new investments.

As a result of the above, net Tier 1 Capital grew by 37% over the half-year to 30 September 2006 to $4.9 billion. Risk-weighted assets grew by 28% over the half year to 30 September 2006. The combined impact of all these factors is an increase in the Tier 1 ratio, which is depicted graphically to the right.

Over the six months to 30 September 2006, Tier 2 Capital has decreased from 7.6% to 6.3% of risk-weighted assets, mainly due to the higher proportion of MIPS attributable to Tier 1 Capital. The Total Capital ratio has decreased from 16.5% to 15.9%, following an increase in Total Capital deductions as a result of growth in investments held as part of the Group's specialist funds strategy.



Tier 1 Capital
Ordinary Equity MIS CPS MIPS
Tier 1 Deductions Tier 1 Ratio
Tier 1 Capital ($ billion)
Tier 1 Ratio (%)
8
7
6
5
4
3
2
1
0
-1
-2
-3
20
15
10
5
0
Mar 1997
Mar 1998
Mar 1999
Mar 2000
Mar 2001
Mar 2002
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Sep 2006

Analysis of capital growth – half-year ended 30 September 2006

	Note	Tier 1 Capital $m	Total Capital $m
Balance as at 31 March 2006		3,556	4,065
Movements in ordinary share capital			
DRP participation relating to the 2006 final dividend	1	97	97
May 2006 capital raising		696	696
Shares created through the exercise of options		159	159
June 2006 share purchase plan		9	9
Share based payments exercise		20	20
Movements in retained earnings			
Profit after income tax attributable to MBL ordinary equity holders		730	730
Adjustments for differences in retained earnings between the accounting and capital groups	1, 6	123	123
Deferred fee income eligible for inclusion in Tier 1 Capital	1	25	25
2007 interim dividend	1	(312)	(312)
Estimated DRP participation relating to 2007 interim dividend	1	111	111
Reversal of March 2006 AGAAP/AIFRS adjustment	1	(98)	(98)
Reversal of estimated DRP on 2006 final dividend	1	(38)	(38)
AIFRS transitional relief provided by APRA – Tier 1 Capital	5	214	214
Movements in reserves			
Foreign currency translation reserve	2	10	10
Employee option reserve	2	107	107
Movements in other sources of capital			
MIPS eligible for inclusion as Tier 1 Capital	3	290	29
Increase in outside equity interest	4	1	1
Increase in subordinated debt	13	—	785
Increase in available for sale reserve	12	—	74
Movements in deductions			
Increase in equity investments not in the field of finance	7	(271)	(271)
Increase in intangibles	8	(248)	(248)
Increase in net future income tax benefit	9	(233)	(233)
Increase in other deductions as advised by APRA	10	(76)	(76)
Increase in general provision for credit losses (net of applicable tax)	11	—	36
Increase in total capital deductions	14	—	(109)
AIFRS transitional relief provided by APRA – Tier 2 Capital	5	—	(66)
Balance as at 30 September 2006		4,872	5,840

Explanatory notes concerning composition of capital base

1 Retained earnings included above in Tier 1 Capital can be reconciled to the Balance Sheet as follows:

		As at			Movement	
	Note	**Sep 06 $m**	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Retained earnings per Balance Sheet*		**2,374**	1,934	1,708	*23*	*39*
Add/(less) adjustments between AGAAP and AIFRS amounts		**–**	98	22	*(100)*	*(100)*
		2,374	2,032	1,730	*17*	*37*
Adjustments for differences in retained earnings between the accounting and capital groups	6	**236**	113	(73)	*109*	*large*
Add deferred fee income eligible for inclusion in Tier 1 Capital		**25**	–	–	*n/a*	*n/a*
Final/interim dividend not provided in Balance Sheet		**(312)**	(290)	(208)	*8*	*50*
Estimated DRP participation		**111**	38	39	*192*	*185*
Retained earnings included in Tier 1 Capital		**2,434**	1,893	1,488	*29*	*64*

* Based on AIFRS.

The final 2006 ordinary dividend payable of $290 million included a reinvested amount of $97 million under the Bank's DRP. From 1 July 2006, APS 111 allows upfront fee income that meets certain requirements to be included in Tier 1 Capital. The retained earnings of entities deconsolidated for regulatory purposes are excluded from Tier 1 Capital (refer note 6 for further detail).

2 General reserves include equity-settled share-based payment reserves and the Foreign Currency Translation Reserve.

3 The MIPS balance is Innovative Residual Tier 1 Capital under APRA Prudential Standard APS 111. Residual Tier 1 Capital is limited to 20% of the Bank and/or Group's Tier 1 Capital before deductions, with any excess over this limit treated as Upper Tier 2 Capital. As Tier 1 Capital has grown since the instrument was issued, a greater proportion has qualified as Tier 1 Capital. At 30 September 2006, the MIPS balance was fully utilised as Tier 1 Capital. The total capital movement is due to changes in foreign currency exchange rates.

4 The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests (minority interests) in the Equity category of the Statutory Balance Sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated for Capital Adequacy purposes (refer note 6).

5 For the purposes of APS 111, ADIs may include a specific dollar amount, as agreed with APRA, in Tier 1 and /or Upper Tier 2 Capital during the AIFRS transition period from 1 July 2006 to 31 December 2007. The dollar amount of the adjustments have been determined from the difference between the Group's total capital base as at 30 June 2006 under the pre-AIFRS requirements and its total capital base at 1 July 2006 under AIFRS reporting. The dollar amount remains constant over the transition period and will cease to apply on 1 January 2008 (unless a shorter period is agreed with APRA).

6 Certain controlled entities of the Bank are required to be deconsolidated for Capital Adequacy purposes, for example those conducting insurance, funds management or non-financial (commercial) operations. As such entities do not form part of the regulatory group, their retained earnings are removed from the retained earnings of the consolidated Group. Equity investments in these entities are deducted from Total Capital (see note 14 below). In addition, Tier 1 Capital must be adjusted for transactions that occur between a member of the regulatory capital group and a deconsolidated entity. The effects of such transactions have been removed on accounting consolidation, and therefore any profits or losses arising from these transactions are added back to Tier 1 Capital for the regulatory capital group.

7 APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital before deductions and the total portfolio does not exceed 5% of Tier 1 Capital before deductions. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

Equity investments that attracted a Tier 1 Capital deduction at 30 September 2006 include holdings in Taiwan Cable TV Investment Holdings, Icon Parking System, European Directories SA, Boart Longyear Drilling Services and Macquarie Korean Infrastructure Fund. The increase in this deduction compared to 31 March 2006 is due to additional stakes in entities which do not operate in the field of finance. In addition, the adoption of AIFRS for regulatory purposes has increased the balance of this deduction, due to the AIFRS requirement that available for sale investments are recognised at fair value.

8 APRA requires that intangible assets are deducted from Tier 1 Capital. Intangibles deducted from Tier 1 Capital may differ from intangible assets in the consolidated Balance Sheet for several reasons, for example the intangible assets relating to deconsolidated controlled entities. Intangibles have increased over the period as a result of capitalised software now classified as intangible assets under AIFRS and also an increase in goodwill and intangibles associated with held for sale equity investments.

9 APRA also requires that the Future Income Tax Benefit (FITB) be deducted from Tier 1 Capital, net of any allowable Deferred Tax Liability. This net FITB may differ from the FITB in the consolidated Balance Sheet for several reasons, for example the exclusion of the FITB relating to deconsolidated controlled entities for Capital Adequacy purposes and the addition of a FITB relating to the collective loan loss provision (see notes 6 and 11). Netting of any Deferred Tax Liability is restricted to where there is a legally enforceable right to set-off current tax assets against current tax liabilities and are isolated by tax jurisdiction.

10 From 1 July 2006, Other Tier 1 deductions include:
(i) APRA requires any amounts included in the general provision for credit losses which have not already been deducted from retained earnings or current year earnings to be deducted from Tier 1 Capital. This includes an amount over and above the loan loss provision allowed under AIFRS to account for anticipated losses from events that have not yet occurred

(ii) equity accounting profit or loss recognised in the current year. No adjustment was required for equity accounted results under the previous APRA rules.

11 Any general provision for credit losses required to be deducted from Tier 1 Capital qualifies as Upper Tier 2 Capital for APRA purposes. The amount eligible for inclusion is calculated net of the related FITB and is limited to a maximum of 1.25% of total risk-weighted exposures.

12 From July 2006, APS 111 allows 45% of pre-tax revaluation reserves on readily marketable securities which are designated as available for sale to be included in Upper Tier 2. In addition 45% of the post-acquisition reserves and undistributed profits of associates are also included in Tier 2 Capital.

13 The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. Movements in subordinated debt are summarised in the table below. Lower Tier 2 Capital is subject to a limit of 50% of net Tier 1 Capital.

14 Total Capital deductions include investments in deconsolidated controlled entities, guarantees in relation to deconsolidated controlled entities, first-loss guarantees and, from time to time, holdings of the capital instruments of other ADIs. The assets and earnings of deconsolidated controlled entities are excluded from the capital adequacy calculations, as noted in note 6 on the proceeding page.

Subordinated debt

	Balance at 31 Mar 06 $m	Issued $m	Matured $m	Redeemed $m	Fair value through profit and loss $m	FX translation $m	Amortisation $m	**Balance at 30 Sep 06 $m**
Balance Sheet amount – at amortised cost	1,115	800	–	–	–	(18)	–	**1,897**
Balance Sheet amount – at fair value through Profit and Loss	266	–	–	–	3	–	–	**269**
Tier 2 Capital amount	1,381	800	–	–	3	(18)	–	**2,166**

Risk-weighted assets

Balance Sheet risk-weighted assets	Amount $m	Risk weight %	**Risk adjusted asset Sep 06 $m**	Risk adjusted asset Mar 06 $m	Risk adjusted asset Sep 05 $m
Cash, bullion, Commonwealth and State Governments	1,508	—	**—**	—	—
Local Governments, non-corporate public sector entities, banks	3,252	20	**650**	815	414
Mortgage loans, stockbroking debtors	6,123	50	**3,062**	3,034	2,267
Other assets – 100% risk weighting	47,743	100	**47,743**	19,925	16,463
Trading book assets[1]	42,851	—	**—**	—	—
Other assets[2]	11,160	—	**—**	—	—
Total assets	112,637		**51,455**	23,774	19,144
Less: attributable to APS 120 subsidiaries & securitisation vehicles			**(21,798)**	(1,466)	(1,341)
Total Balance Sheet risk weighted assets			**29,657**	22,308	17,803

[1] These items are included in the calculation of market risk risk-weighted assets.
[2] Includes life insurance investment assets and assets generating capital deductions.
Note: Securitisation vehicles (SPVs) have only been adjusted for from 1 July 2006 after implementation of AIFRS by APRA.

Off-Balance Sheet risk-weighted assets	Nominal Amount $m	Credit conversion factor	Credit equivalent amount $m	Risk weight %	**Risk adjusted asset Sep 06 $m**	Risk adjusted asset Mar 06 $m	Risk adjusted asset Sep 05 $m
Guarantees, letters of credit and endorsements	406	50-100	368	0-100	**324**	236	264
Forward purchases and undrawn commitments	9,739	0-100	2,212	0-100	**2,192**	2,195	1,877
Foreign exchange, interest rate & other market related transactions	458,009	n/a	9,025	0-50	**3,399**	3,273	2,400
Total off-Balance Sheet risk weighted assets					**5,915**	5,704	4,541

Market risk	99% 10 day VAR $m	Multiplier	Capital charge $m	Conversion factor	**Risk adjusted asset Sep 06 $m**	Risk adjusted asset Mar 06 $m	Risk adjusted asset Sep 05 $m
Interest rates – general market risk	6.66						
Equities – general market risk	13.65						
Equities – specific risk	5.91						
Foreign exchange and bullion	5.10						
Commodities	7.95						
Aggregate	17.71	3	53.13	12.5	**664**	231	402
Surcharge for equities event and default risk			5.91	12.5	**74**	5	—
Debt securities specific risk (standard method)			42.09	12.5	**526**	503	343
Total market risk risk-weighted assets					**1,264**	739	745
Total risk-weighted exposure					**36,836**	28,751	23,089

4.1 Balance Sheet

	As at			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Assets					
Cash and balances with central banks	**9**	5	4	*80*	*125*
Due from banks	**4,086**	6,394	2,734	*(36)*	*49*
Cash collateral on securities borrowed and reverse repurchase agreements	**13,039**	13,570	10,651	*(4)*	*22*
Trading portfolio assets	**13,756**	14,246	12,439	*(3)*	*11*
Loan assets held at amortised cost	**42,631**	34,999	31,410	*22*	*36*
Other financial assets at fair value through Profit and Loss	**2,893**	2,104	1,870	*38*	*55*
Derivative financial instruments – positive values	**11,216**	10,978	6,899	*2*	*63*
Other assets	**6,976**	8,452	4,660	*(17)*	*50*
Investment securities available for sale	**4,139**	3,746	3,517	*10*	*18*
Intangible assets	**168**	150	122	*12*	*38*
Life investment contracts and other unit holder assets	**5,610**	5,183	5,170	*8*	*9*
Interest in associates and joint ventures using the equity method	**3,571**	3,463	2,935	*3*	*22*
Property, plant and equipment	**337**	292	267	*15*	*26*
Deferred income tax assets	**393**	240	238	*64*	*65*
Assets and disposal groups classified as held for sale	**3,813**	2,389	1,304	*60*	*192*
Total assets	**112,637**	106,211	84,220	*6*	*34*
Liabilities					
Due to banks	**3,724**	2,118	1,629	*76*	*129*
Cash collateral on securities lent and repurchase agreements	**8,241**	6,995	5,098	*18*	*62*
Trading portfolio liabilities	**6,500**	10,057	8,514	*(35)*	*(24)*
Derivative financial instruments – negative values	**10,461**	10,057	6,877	*4*	*52*
Deposits	**10,249**	9,267	8,545	*11*	*20*
Debt issued at amortised cost	**42,317**	39,022	30,427	*8*	*39*
Other financial liabilities at fair value through Profit and Loss	**5,685**	5,481	4,627	*4*	*23*
Other liabilities	**8,072**	9,553	5,904	*(16)*	*37*
Current tax liabilities	**246**	97	262	*154*	*(6)*
Life investment contracts and other unit holder liabilities	**5,530**	5,130	5,135	*8*	*8*
Provisions	**149**	132	122	*13*	*22*
Deferred income tax liabilities	**53**	157	116	*(66)*	*(54)*
Liabilities of disposal groups classified as held for sale	**2,443**	1,427	644	*71*	*279*
Total liabilities excluding loan capital	**103,670**	99,493	77,900	*4*	*33*
Loan capital					
Subordinated debt at amortised cost	**1,252**	1,115	1,061	*12*	*18*
Subordinated debt at fair value through Profit and Loss	**914**	266	266	*244*	*244*
Total liabilities	**105,836**	100,874	79,227	*5*	*34*
Net assets	**6,801**	5,337	4,993	*27*	*36*

continued on next page

	As at			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Equity					
Contributed equity					
Ordinary share capital	**2,889**	1,916	1,830	*51*	*58*
Treasury shares	**(2)**	(2)	(1)	–	*100*
Macquarie Income Securities	**391**	391	391	–	–
Reserves	**265**	250	125	*6*	*112*
Retained earnings	**2,374**	1,934	1,708	*23*	*39*
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	**5,917**	4,489	4,053	*32*	*46*
Minority interest in disposal groups classified as held for sale	**–**	–	135	*n/a*	*(100)*
Minority interest	**884**	848	805	*4*	*10*
Total equity	**6,801**	5,337	4,993	*27*	*36*

Over the half-year to 30 September 2006, Macquarie's Balance Sheet has continued to grow. Total assets are up 6% on 31 March 2006 to $113 billion, while overall funding for the Bank's asset base is up 5% to $106 billion. Total equity is up 27% to almost $7 billion.

The increase in total assets for the half was largely due to increased loan assets held at amortised cost, up 22% to $43 billion. The drivers were the Australian Mortgage portfolio (up 13% from $18.2 billion at March 2006 to $20.5 billion at September 2006), margin and equities lending assets (up $1.9 billion to $5.4 billion due to growth in margin loan and capital protected loan portfolios), other lending (up $1.4 billion over the half mainly due to increased financial products lending activities) and balances in clearing houses (up 76% on March 2006).

Loan assets held at amortised cost

$ billion

Mortgages ■ Property ■ Other lending ■ Banking ■ Treasury and commodities ■ Clearing houses ■ Macquarie Capital: other ■ Macquarie Capital: leasing ■ Lending and equities ■ Mortgage SPVs ■


45
40
35
30
25
20
15
10
5
0
Sep 2005
Mar 2006
Sep 2006

Other assets are down by 17% primarily due to timing differences on unsettled trades for institutional stockbroking.

The net assets of disposal groups classified as held for sale are up $408 million since March 2006 primarily due to the acquisition of Stagecoach London in August 2006.

The mix of Balance Sheet funding remains relatively unchanged since March 2006 however there have been noticeable decreases in trading portfolio assets (down 3%), offset by debt issued at amortised cost and amounts due to banks. In addition to this the Bank issued $300 million of subordinated debt in May 2006 and £200 million of subordinated debt in September 2006. It also renewed its Debt Instrument Program, which was increased in size from $US15 billion to $US25 billion, reflecting the continued growth of the Balance Sheet and funding requirements.

The largest impacts on equity were from the capital raising in May 2006, which raised $696 million (net of $4 million of placement fees), and the profit for the period, net of dividends and amounts reinvested through the DRP.

Net tangible assets (NTA) per ordinary share at 30 September 2006 are $13.89 (31 March 2006: $11.13). Macquarie views disposal groups held for sale as an investment that will be fully recovered, including the associated intangible assets. Including the intangibles (net of associated deferred tax assets and liabilities) within assets and disposal groups held for sale, the NTA per ordinary share would have been $20.10 at 30 September 2006 (31 March 2006: $16.63). The majority of the increase in NTA relates to the profit for the period combined with proceeds from the capital raising, offset by net dividends paid during the period.

4.2 Loan Asset Quality

	As at/for the half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Total loan assets including mortgage securitisation special purpose vehicles	**42,631**	34,999	31,410	*22*	*36*
Less: mortgage securitisation special purpose vehicles*	**(19,186)**	(17,795)	(16,285)	*8*	*18*
Loan assets	**23,445**	17,204	15,125	*36*	*55*
Impaired loans without specific provisions for impairment	**21**	8	10	*163*	*110*
Impaired loans with specific provisions for impairment	**167**	137	95	*22*	*76*
Less specific provisions	**(60)**	(52)	(40)	*15*	*50*
Net impaired assets	**128**	93	65	*38*	*97*
Net loan losses	**8**	17	8	*(53)*	*–*
	%	%	%		
Net impaired assets/loan assets	**0.55**	0.54	0.43		
Net loan losses/loan assets	**0.03**	0.10	0.05		

	As at/for the half-year to			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Net loan losses (Profit and Loss impact)					
–provided during the period	**10**	19	17	*(47)*	*(41)*
–recovery of loans previously provided for	**(6)**	(4)	(11)	*50*	*(45)*
–loan losses written-off	**5**	4	3	*25*	*67*
–recovery of loans previously written off	**(1)**	(2)	(1)	*(50)*	*–*
Total net charge for loan losses	**8**	17	8	*(53)*	*–*

* Macquarie's exposure to the mortgage securitisation special purpose vehicles is largely mitigated by credit insurance. Loan losses in these vehicles are immaterial.

The strength of Macquarie's risk management practices and policies is reflected in its asset quality. Net loan losses for the six months to 30 September 2006 amounted to $8 million, or 0.03% of loan assets as at 30 September 2006. Net impaired assets as a percentage of total loan assets are also low at 0.55%.

4.3 Equity Investments

Equity investments are broadly categorised as either available for sale or held for sale. The distinction between the two classifications is largely driven by management's intention with respect to the holding of the asset, and the expected term over which the assets will be held.

Available for sale

Equity investments are considered to be available for sale where they are not actively traded and management's intention is generally long-term retention of the investment. Such investments are available for sale and may be sold should the need arise.

For the purposes of this analysis, Macquarie includes investments in associates that are not held for sale.

Generally these investments are carried at fair value, with the exception of investments in associates, which are carried at cost and equity accounted. Where the investment is carried at fair value, changes in fair value are recognised in the available for sale reserve in equity until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement.

Currently the majority of these investments are stakes in Macquarie-managed funds. Available for sale equity investments have increased 8% over the half-year to 30 September 2006 to $3.4 billion, despite the disposal of the Bank's investment in MGQ in August 2006.

The growth has been driven by increased values of listed property funds, equity accounted income from investments in associates, and equity investments made during the period in businesses and associates not classified as held for sale.

The graph below shows the level of available for sale investments (at the originally recorded cost) over time. The market value line is determined by the current carrying value of the investment, or in the case of associates, the market value of listed investments at the reporting date.

Growth in equity related investments
$ million
Infrastructure funds ■ Property funds ■
Equity markets funds ■ JVs ■
Other equity investments ■ Market value



4500
4000
3500
3000
2500
2000
1500
1000
500
0
Mar 2002
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Sep 2006

At 30 September 2006, the size of the unrealised gain was approximately $618 million. The table below shows five of the significant unrealised gains on listed investments held by Macquarie at 30 September 2006.

	Cost $m	Market value at Sep 06 $m	Unrealised gain at Sep 06 $m
Macquarie Airports	590	764	174
Macquarie Communications Infrastructure Group	159	293	134
Macquarie Media Group	164	212	48
Dyno Nobel Ltd	26	70	44
Macquarie Infrastructure Company	53	83	30
Total	992	1,422	430

Held for sale

Held for sale assets are equity investments, including controlled entities and interests in associates, held with the intention of resale to a third party in the short term. The third party may be a Macquarie-managed fund (either existing or proposed), or another external party.

Assets classified as held for sale are carried at the lower of the carrying amount and fair value less costs to sell.

The table below highlights the main held for sale assets held by Macquarie at 30 September 2006. The table below shows the carrying value* of those assets and Macquarie's ownership interest.

Asset	Description	Acquisition date	MBL Group ownership (%)	Carrying value ($m)*
Property: Japan Residential Apartment Buildings	Portfolio of five Japanese residential apartment buildings (Centaurus Yugen Kaisha)	Mar 05	25	3
CJ Cablenet	Leading Korean digital cable operator	Jun 05	5	36
European Directories S.A.	European directories business offering printed directories, online and mobile searches and directory assistance	Jun 05	13	66
Creative Broadcast Services (Red Bee Media)	Provider of playout services in the UK (formerly BBC Broadcast)	Jul 05	28	82
Property: Office Parks	Office and business park assets in the UK	Aug 05	85	85
Property: Chinese Retail Malls	Retail shopping malls	Aug 05	25	78
Isle of Man Ferries	Provider of freight, passenger and vehicle ferry services between Isle of Man, UK and Ireland	Oct 05	100	88
US Small Cap Roads	US toll roads	Dec 05	100	94
Retirement Village Group	Owner and operator of a portfolio of retirement villages	Nov 05	48	128
Canadian Health PPP	Access Health Abbotsford & Access Health Vancouver	Dec 05	81	11
Smarte Carte	World's leading concessionaire of baggage cart, locker and stroller services operating in airports, train stations, bus terminals, shopping centres and entertainment facilities	Feb 06	100	190
Icon Parking	Owner and/or operator of off-street car parking locations in New York City	Feb 06	53	167
Property: Japan Residential Apartment Buildings	Portfolio of five Japanese residential apartment buildings (Pleiades Yugen Kaisha)	Mar 06	100	91
Taiwan Cable TV	One of the four leading providers of cable television services in Taiwan	May 06	40	273
Property: Japan Residential Apartment Buildings	Japanese apartment building (Toyota City)	May 06	100	19
UK Moto	UK's largest provider of Motorway Service Areas	Jun 06	29	92

continued on next page

Asset	Description	Acquisition date	MBL Group ownership (%)	Carrying value ($m)*
Stagecoach London	One of the top five operators in the London bus market, owns and leases approximately 1,300 vehicles and employs around 4,300 staff. Provides bus services in the regulated London bus market through its portfolio of over 80 route concessions	Aug 06	100	198
Property: Japan Residential Apartment Buildings	Japanese apartment building (Sumiyoshi)	Sep 06	100	39
Boart Longyear	Supplier of products, systems and services to the natural resource (minerals, energy and water), construction and quarrying industries and industrial markets worldwide	Sep 06	17	93

*Carrying value represents the fair value at acquisition plus any equity accounting adjustments to 30 September 2006. The carrying value excludes any reserve movements (fair value/market-to-market/equity accounted reserves).

During the six months to 30 September 2006 Macquarie reached financial close on a number of held for sale investment acquisitions and divestments, including:

Acquired	Disposed
Taiwan Cable TV	Macquarie UK Broadcast Holdings (Arqiva)
UK Moto	Dyno Nobel
Stagecoach London	Brussels Airport
Boart Longyear	Hong Kong property portfolio
Residential apartment buildings in Japan	

5.1 Assets Under Management

	As at			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Specialist funds					
Infrastructure	**69,125**	61,546	44,475	*12*	*55*
Property	**17,917**	17,460	14,342	*3*	*25*
Other	**10,650**	8,579	5,039	*24*	*111*
Total specialist funds	**97,692**	87,585	63,856	*12*	*53*
Funds management and financial services					
Retail	**16,100**	14,981	14,724	*7*	*9*
Wholesale	**39,618**	37,709	33,376	*5*	*19*
Total funds management and financial services	**55,718**	52,690	48,100	*6*	*16*
Total assets under management	**153,410**	140,275	111,956	*9*	*37*

Assets under management

The table above shows the total assets under management (AUM) across the Group. The AUM measure is used to show a complete and consistent picture of Macquarie's funds management activities. However, the AUM measure is not always the most appropriate measure when analysing base fees from funds management activities.

Funds management base fees for property specialist funds, certain other specialist funds and Funds Management and Financial Services funds are closely aligned with the AUM measure. However, the funds management base fees of many of the infrastructure funds and other specialist funds are more closely aligned to an equity under management (EUM) measure, which is discussed in section 5.2.

Growth in assets under management

Growth in AUM since 30 September 2005 has been substantial, up 37% over the period to $153 billion at 30 September 2006. The majority of this growth was in the six months to 31 March 2006 with a mix of new funds and acquisitions (as reported in the 31 March 2006 Result Announcement). Growth since March 2006 is discussed below.

During the six months to 30 September 2006, specialist funds raised $7.2 billion of capital, well up on the $5.7 billion raised in the prior corresponding period. Significant items driving the AUM growth are discussed overleaf.

AUM by fund type
$ billion half-year
FSG/FMG Wholesale ■ Property ■
FSG/FMG Retail ■ Other ■ Infrastructure ■


160
140
120
100
80
60
40
20
0
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006

Infrastructure funds

The growth in Infrastructure AUM since March 2006 has been primarily a result of acquisitions by the following funds:

— Macquarie Infrastructure Company (MIC) – in May 2006 acquired a 50% interest in International-Matex Tank Terminals, in June 2006 acquired 100% of The Gas Company, and in July 2006 acquired 100% of Trajen Holdings Inc, all located in North America

— Macquarie Infrastructure Group (MIG) – in June 2006 acquired a 50% interest in the Indiana Toll Road

— Global Infrastructure Fund II (GIF II) led consortium – in August 2006 acquired Itevelesa in Spain.

MIG divested its interests in the M1, M4 and M5 motorways to Sydney Roads Group in July 2006 offsetting some of the increases in Infrastructure AUM during the period.

A number of new funds have been launched since March 2006 including ZonesCorp Infrastructure Fund in the Middle East, Macquarie European Infrastructure Fund II (MEIF II) in Europe and Macquarie Infrastructure Partners (MIP) in North America.

Property funds

Property AUM activity over the six months to 30 September 2006 includes:

— The Macquarie Goodman Hong Kong Wholesale Fund – launched in April 2006

— MGP Europe Fund II LP (Global Fund 2) – acquisition of a number of investment properties

— Macquarie Leisure (MLE) – acquisition of Main Event Centres in the US in August 2006

— Lend Lease Global and Asia Properties Funds (Global Fund 1) – selldown of investment properties

— Schroders Macquarie Asia Property Fund – underlying investment has been disposed and the fund is currently winding down.

Macquarie sold down its 7.7% stake in MGQ in August 2006 offsetting the increase in Property AUM during the period.

Other specialist funds

Growth in other specialist AUM over the six months to 30 September 2006 has been mainly due to the following transactions:

— Macquarie Media Group (MMG) – acquisition in May 2006 of a 60% interest in Taiwan Broadband Communications

— Macquarie Capital Alliance Group (MCAG) led consortium – acquisition in July 2006 of ASI Holding Corp (AIR-serv) in North America.

In addition to the above, a number of funds were launched including Macquarie reFleXion Japan Trust 2006, MQ Income Timing Fund, Macquarie reFleXion Emerging Markets Trust 2006, Macquarie Equinox Select Opportunities Fund and MQ Asian Statistical Arbitrage Fund.

Macquarie Funds Management funds

Growth in funds managed by Macquarie Funds Management was largely due to strong inflows into cash funds, currency mandates and private equity funds-of-funds. The CMT closed at $13.1 billion at 30 September 2006, up 11% since 30 September 2005.

Regional growth

The chart to the left below displays the regions in which the assets of each fund are located at 30 September 2006. This chart includes non-specialist funds, which are predominantly located in Australia. The offshore growth of Macquarie's funds management activities becomes more apparent when compared to the prior corresponding period (chart to the right below), which shows the percentage of total AUM (by value) located offshore increasing from 42% in 2005 to 53% in 2006.

AUM by region (all funds)
as at 30 September 2006
Americas ■ Asia Pacific ■ Australia ■
Europe, Africa & Middle East ■


47%
15%
9%
29%

AUM by region (all funds)
as at 30 September 2005
Americas ■ Asia Pacific ■ Australia ■
Europe, Africa & Middle East ■


58%
18%
7%
17%

Removing the non-specialist funds from this analysis provides further insight into Macquarie's specialist funds activities, which are predominantly located offshore. The charts below depict the geographic spread of these funds' assets (by value) at 30 September 2006 (left) and 2005 (right). Over three quarters of the assets are now located offshore, compared with 65% in the prior year.

AUM by region (specialist only)
as at 30 September 2006
Americas ■ Asia Pacific ■ Australia ■
Europe, Africa & Middle East ■


23%
23%
8%
46%

AUM by region (specialist only)
as at 30 September 2005
Americas ■ Asia Pacific ■ Australia ■
Europe, Africa & Middle East ■


35%
31%
5%
29%

Assets under management by industry sector

The chart below shows the diversity of industry sectors over which Macquarie's assets under management are spread at 30 September 2006.

AUM by sector
as at 30 September 2006
Retail Property ■ Commercial Property ■
Industrial Property ■ Communications ■
Utilities ■ Airports ■ Roads ■
Tourism/Leisure & Residential Property ■
Investment Funds ■ Other ■ Non-specialist funds ■


5%
5%
1%
4%
7%
10%
21%
1%
3%
8%
35%

Assets under management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 30 Sep 2006* (%)	Assets under management As at Sep 06 $m	Mar 06 $m	Sep 05 $m
Specialist Funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100	Mar 04	Listed on NYSE	—	**444**	415	386
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	<1	**774**	570	590
Total Listed Infrastructure (excluding those disclosed in EUM)					**1,218**	985	976
Property							
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	—	**239**	246	210
Macquarie CountryWide	100	Nov 95	MCW	9	**5,169**	5,222	4,523
Macquarie DDR	50	Nov 03	MDT	2	**1,417**	1,344	1,275
Macquarie Goodman Group	—	Feb 05	MGQ	—	**—**	416	437
Macquarie Goodman Property Trust	—	Jun 99	Listed on NZX	—	**—**	64	43
Macquarie Leisure	100	Jul 98	MLE	5	**519**	387	353
Macquarie MEAG Prime REIT	50	Sep 05	Listed on SGX	20	**569**	585	—
Macquarie Office	100	Nov 93	MOF	6	**5,374**	5,156	3,726
Macquarie ProLogis	50	Jun 02	MPR	2	**1,089**	1,106	938
Total Listed Property					**14,376**	14,526	11,505
Total Unlisted Property					**3,542**	2,934	2,837
Total Property					**17,918**	17,460	14,342
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	2	**559**	476	219
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	—	**89**	97	102
Macquarie Private Capital Group	100	Mar 05	MPG	<1	**58**	56	56
Total Listed Other					**706**	629	377
Total Unlisted Other					**3,801**	3,381	2,724
Total Other (excluding those disclosed in EUM)					**4,507**	4,010	3,101
Funds Management and Financial Services							
Retail	100	Unlisted			**16,100**	14,981	14,724
Wholesale:							
Macquarie Funds Management	100	Unlisted			**33,447**	31,706	28,751
Macquarie-IMM Investment Mgt Co. Ltd	65	Unlisted			**5,656**	5,530	4,625
Brook Asset Management	49	Unlisted			**515**	473	—
Total Funds Management and Financial Services					**55,718**	52,690	48,100

*MBL Group Holdings at 30 September 2006 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

5.2 Equity Under Management

The Investment Banking Funds (IBF) business tracks its funds under management using an Equity Under Management (EUM) measure. EUM is considered the most appropriate measure as the calculation of IBF's base management fee income is closely aligned with EUM.

EUM differs from the Bank-wide AUM measure reported in section 5.1 and is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed Funds	Marketcapitalisation at the measurement date plus underwritten or committed future capital raisings[1]
Unlisted Funds	Committedcapital from investors less called capital subsequently returned to investors
Managed Assets[2]	Invested capital at measurement date

[1] In November 2005, Macquarie Media Group (MMG) issued 200 million partly paid securities via an IPO. The second instalment is payable in November 2006. As at 30 September 2006, EUM includes the second instalment of $410 million as this amount was committed at that date.

[2] Managed assets include:

a) Third party equity invested in IBF managed assets

b) Assets held directly by Macquarie acquired with a view that they may be sold into new or existing IBF managed funds.



EUM
Underwritten or committed future capital raisings
Market Capitalisation
Listed funds
EUM
Uncalled Capital
Actual capital contributed by investors (called capital)
Committed Capital
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 September 2006, this applied to MKIF and DUET, which are weighted at 50% in the table overleaf, and certain other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 30 Sep 2006 (%)[1]	Equity under management As at		
					Sep 06 $m	Mar 06 $m	Sep 05 $m
Listed Funds							
Market Capitalisation							
ConnectEast Group	100[2]	Nov 04	CEU	3	**1,600**	1,466	935
DUET Group	50	Aug 04	DUE	2	**684**	589	558
Macquarie Airports	100	Apr 02	MAP	15	**5,189**	5,570	5,271
Macquarie Airports Reset Exchange Securities Trust	100	Dec 04	MAZPA	–	**917**	484	480
Macquarie Capital Alliance Group	100	Apr 05	MCQ	11	**895**	883	500
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	12	**2,448**	2,310	2,342
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	7	**1,137**	1,209	1,001
Macquarie Infrastructure Group	100	Dec 96	MIG	2	**8,099**	9,432	9,539
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	8	**1,026**	1,067	679
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX & LSE	4	**1,462**	1,566	–
Macquarie Media Group	100	Nov 05	MMGCA	21	**603**	549	–
Macquarie Power & Infrastructure Income Fund	100	Apr 04	Listed on TSX	–	**368**	349	264
Southern Cross FLIERS Trust	100	Aug 02	SCF	–	**663**	669	677
Total Listed Funds – Market Capitalisation					**25,091**	26,143	22,246
Underwritten or Committed Future Capital Raisings							
ConnectEast Group					–	–	491
Macquarie Capital Alliance Group					–	–	500
Macquarie Media Group					**410**	401	–
Macquarie Power & Infrastructure Income Fund					–	–	73
Total Listed Funds – Underwritten or Committed Future Capital Raisings					**410**	401	1,064
Total IBF Equity Under Management – Listed Funds					**25,501**	26,544	23,310

continued on next page

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 30 Sep 2006 (%)[1]	Equity under management As at		
					Sep 06 $m	Mar 06 $m	Sep 05 $m
Unlisted Funds							
Called Capital							
Macquarie Airports Group	100	Unlisted		—	**1,017**	1,013	945
Macquarie Essential Assets Partnership	100	Unlisted		7	**230**	206	194
Macquarie European Infrastructure Fund	100	Unlisted		5	**1,593**	1,094	1,026
Macquarie Global Infrastructure Funds	100	Unlisted		—	**480**	437	359
Macquarie Infrastructure Partners	100	Unlisted		16	**14**	—	—
Macquarie Korea Infrastructure Fund (now listed)	50	Unlisted		as above	**—**	—	598
Macquarie Korea Opportunities Fund	100	Unlisted		6	**217**	220	—
Other Unlisted Funds					**253**	284	320
Total Unlisted Funds – Called Capital					**3,804**	3,254	3,442
Uncalled Commitments[3]							
Macquarie Essential Assets Partnership					**322**	343	324
Macquarie European Infrastructure Fund					**917**	1,432	1,337
Macquarie European Infrastructure Fund II[4]					**1,977**	—	—
Macquarie Global Infrastructure Funds					**128**	205	282
Macquarie Infrastructure Partners[4]					**882**	—	—
Macquarie Korea Infrastructure Fund (now listed)					**—**	—	198
Macquarie Korean Opportunities Fund					**910**	225	—
Other Unlisted Funds					**762**	228	183
Total Unlisted Funds – Uncalled Commitments					**5,898**	2,433	2,324
Total IBF Equity Under Management – Unlisted Funds					**9,702**	5,687	5,766
Less IBF Listed Funds' investments in other IBF Funds					**(1,053)**	(1,121)	(1,069)
Total IBF Equity Under Management – Listed and Unlisted Funds					**34,150**	31,110	28,007
Macquarie Managed Assets[5] – Invested Capital					**4,456**	3,247	2,383
Total IBF Equity Under Management					**38,606**	34,357	30,390

[1] MBL Group Holdings at 30 September 2006 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

[2] ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie Bank, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust, for which it is paid a fee of $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.

[3] Uncalled commitments include any capital committed to investments but not yet called.

[4] Macquarie European Infrastructure Fund II and Macquarie Infrastructure Partners raised additional uncalled commitments of $2,259 million (converted at the 30 September 2006 exchange rates) during October 2006.

[5] Equity under management will increase by $3,670 million on financial close of Thames Water which is expected to occur by the end of 2006.

5.3 Base and Performance Fees

The tables below show the fees earned by each listed fund and the total fees from unlisted funds for each period.

	Half-year			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Base Fee Income from Funds					
Listed Funds					
Infrastructure					
ConnectEast Group	**0.5**	0.5	0.5	–	–
Macquarie Airports	**26.5**	27.8	27.6	*(5)*	*(4)*
Macquarie Communications Infrastructure Group	**13.6**	12.9	13.7	*5*	*(1)*
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	**0.9**	0.9	0.7	–	*29*
Macquarie Global Infrastructure Total Return Fund	**3.6**	3.1	0.5	*16*	*large*
Macquarie Infrastructure Company	**10.1**	6.7	6.3	*51*	*60*
Macquarie Infrastructure Group	**44.4**	48.5	47.9	*(8)*	*(7)*
Macquarie International Infrastructure Fund	**4.6**	5.1	2.2	*(10)*	*109*
Macquarie Power & Infrastructure Income Fund	**1.9**	0.5	0.4	*280*	*large*
Southern Cross FLIERS	**0.2**	0.2	0.2	–	–
Total Infrastructure	**106.3**	106.2	100.0	–	*6*
Property					
Macquarie CountryWide	**3.6**	5.9	2.6	*(39)*	*38*
Macquarie Leisure	**0.6**	1.0	1.0	*(40)*	*(40)*
Macquarie Office Trust	**7.4**	6.6	5.3	*12*	*40*
MCO CR-REIT	**0.8**	0.8	0.7	–	*14*
Total Property	**12.4**	14.3	9.6	*(13)*	*29*
Other					
Macquarie Capital Alliance Group	**6.9**	6.0	4.6	*15*	*50*
Macquarie Fortress Australia Notes Trust	**2.7**	1.5	–	*80*	*n/a*
Macquarie Media Group	**7.3**	5.3	–	*38*	*n/a*
Macquarie New Zealand Fortress Notes Trust	**0.4**	0.6	–	*(33)*	*n/a*
Macquarie Private Capital Group	**0.3**	0.3	0.3	–	–
Total Other	**17.6**	13.7	4.9	*28*	*259*
Total Listed Funds	**136.3**	134.2	114.5	*2*	*19*
Unlisted Funds					
Specialist Funds	**63.2**	40.3	57.7	*57*	*10*
Non-specialist Funds*	**121.6**	122.4	99.1	*(1)*	*23*
Total Unlisted Funds	**184.8**	162.7	156.8	*14*	*18*
Total base fee income	**321.1**	296.9	271.3	*8*	*18*

* Base fees for the six months to 30 September 2006 above include an adjustment of approximately $8 million relating to equity accounting of Macquarie managed funds in the True Index funds managed by Macquarie Life. If this amount were excluded, total base fees would be approximately $329 million, a 21% increase on the prior corresponding period.

	Half-year			Movement	
	Sep 06 $m	Mar 06 $m	Sep 05 $m	*Mar 06 %*	*Sep 05 %*
Performance Fee Income from Funds					
Listed Funds					
Infrastructure					
Macquarie Airports	**–**	–	36.7	*n/a*	*(100)*
Macquarie Communications Infrastructure Group	**–**	–	18.2	*n/a*	*(100)*
Macquarie Infrastructure Company	**–**	5.8	–	*(100)*	*n/a*
Macquarie Infrastructure Group	**–**	–	91.6	*n/a*	*(100)*
Macquarie International Infrastructure Fund	**–**	–	21.8	*n/a*	*(100)*
Macquarie Media Group	**9.1**	–	–	*n/a*	*n/a*
Macquarie Power & Infrastructure Income Fund	**–**	1.7	0.2	*(100)*	*(100)*
Total Infrastructure	**9.1**	7.5	168.5	*21*	*(95)*
Property					
Macquarie Leisure Trust	**4.0**	–	–	*n/a*	*n/a*
Total Property	**4.0**	–	–	*n/a*	*n/a*
Total Listed Funds	**13.1**	7.5	168.5	*75*	*(92)*
Unlisted Funds					
Specialist Funds	**5.0**	13.7	0.2	*(64)*	*large*
Non-specialist Funds	**11.1**	5.9	3.9	*88*	*185*
Total Unlisted Funds	**16.1**	19.6	4.1	*(18)*	*293*
Total performance fee income	**29.2**	27.1	172.6	*8*	*(83)*

AGAAP	Australian generally accepted accounting principles
AIFRS	Australian standards equivalent to International Financial Reporting Standards. These apply to Macquarie for the 2006 and later financial years. Comparatives for 30 September 2004 and 31 March 2005 have been restated in accordance with AIFRS where applicable
APRA	Australian Prudential Regulation Authority
Assets under administration	Assets/funds administered (as opposed to managed) by Macquarie
Assets under management	Proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to: — exclude cross-holdings in funds — reflect the percentage ownership of the fund manager
AUA	Refer Assets Under Administration
AUM	Refer Assets Under Management
AUM outside Australia	AUM outside of Australia is defined by the location of the assets themselves, as opposed to the domicile of the fund or fund manager
Bank	Macquarie Bank Consolidated Group
BPG	Banking and Property Group
CMT	Cash Management Trust
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'
Deferred income tax assets	Defined in AASB 112 'Income Taxes'
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend Reinvestment Plan	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs
DRP	Refer Dividend Reinvestment Plan
DUET	Diversified Utility and Energy Trusts
Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
ECM	Equity Capital Markets
EMG	Equity Markets Group
Equities related income	Income that is derived from businesses that depend directly on equity markets, e.g. stockbroking, equity capital markets and equity derivatives trading
Equity under management	Refer definition in section 5.2
EUM	Refer Equity Under Management
Expense/Income ratio	Total expenses expressed as a percentage of total income

Fee and commission income	Fee and commission revenue less fee and commission expenses
FMG	Funds Management Group
FSG	Financial Services Group
GIFII	Global Infrastructure Fund II
IBF	Investment Banking Funds
IBG	Investment Banking Group
Impaired assets	An asset for which the ultimate collectibility of principal and interest is compromised
Inertia income	Represents income from leasing activities that extend beyond the term of the lease. Such income is required to be included in the effective yield of the lease, and hence is treated as interest income
Interest income	Interest revenue less interest expense
International income	The location of income (i.e. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/counterparties). The international income percentage of total income is based on total income excluding earnings on capital
IPO	Initial Public Offering
KRIF	The Korean Road Infrastructure Fund, an unlisted fund investing predominantly in South Korean toll roads, tunnels and bridges, listed March 2006 and now called Macquarie Korea Infrastructure Fund
Lower Tier 2 Capital	Refer Tier 2 Capital
Macquarie	Macquarie Bank Consolidated Group
Macquarie Income Preferred Securities	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the Balance Sheet. There are four million $100 face value MIS on issue
MAG	Macquarie Airports Group, a private equity airport investment fund
MAp, MAP	Macquarie Airports, a listed Australian fund focused on investment in airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group

MCG	Macquarie Communications Infrastructure Group, a listed Australian fund with investment in communications infrastructure
MCW	Macquarie CountryWide Trust
MCO CR-REIT	Macquarie Central Office Corporate Restructuring REIT
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MEIF II	Macquarie European Infrastructure Fund II
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company
MIIF	Macquarie International Infrastructure Fund
MIG	Macquarie Infrastructure Group
MIP	Macquarie Infrastructure Partners
MIPS	Refer Macquarie Income Preferred Securities
MIS	Refer Macquarie Income Securities
MKIF	Macquarie Korea Infrastructure Fund
MLE	Macquarie Leisure Trust Group
MMG	Macquarie Media Group
MMPR	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
Net loan losses	The impact on the Profit and Loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the Profit & Loss statement
Net profit interest	The right to a share of the production or the proceeds from production derived from petroleum and natural gas rights without the obligation to pay any of the costs of exploration and development (similar to an ORRI) whereas ORRI interests are subject to minimal or no deductions, NP interests are subject to additional deductions including royalties, capital and operating costs
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of businesses held for resale) divided by the number of ordinary shares on issue at the end of the period
ORRI	A revenue interest in oil and gas, created out of a working interest. Like the lessor's royalty, it entitles the owner to a share of the proceeds from gross production, free of any operating or production costs
Other income	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
pcp	Prior corresponding period

REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period
Risk-weighted assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)
SPV	Special Purpose Vehicle
Subordinated debt	Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the Balance Sheet and may be included in Tier 2 Capital as explained in note 14 in section 3
T&C	Treasury and Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-Weighted Assets
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital Ratio	Total Capital expressed as a percentage of Risk-Weighted Assets
Trading Income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
Upper Tier 2 Capital	Refer Tier 2 Capital
UK	United Kingdom
US/USA	United States of America

Ten Year History

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements.

	Years ended 31 March				
	1998	1999	2000	2001	2002
Financial performance ($ million)					
Total income from ordinary activities	665	815	1,186	1,472	1,600
Total expenses from ordinary activities	(498)	(597)	(885)	(1,147)	(1,245)
Profit from ordinary activities before income tax	167	218	301	325	355
Income tax expense	(26)	(53)	(79)	(53)	(76)
Profit from ordinary activities	141	165	222	272	279
Profit attributable to minority interests	–	–	–	1	–
Macquarie Income Securities distributions	–	–	(12)	(31)	(29)
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	210	242	250
Financial position ($ million)					
Total assets	7,929	9,456	23,389	27,848	30,234
Total liabilities	(7,348)	(8,805)	(22,154)	(26,510)	(27,817)
Net assets	581	651	1,235	1,338	2,417
Risk weighted assets	4,967	4,987	8,511	9,860	10,651
Total loan assets	3,158	4,002	6,518	7,785	9,209
Impaired assets (net of provisions)	12	44	23	31	49
Share information[a]					
Cash dividends per share (cents per share)					
Interim	21	30	34	41	41
Final	30	38	52	52	52
Special	–	–	–	–	–
Total	51	68	86	93	93
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8
Share price at end of period ($)[a]	14.35	19.10	26.40	27.63	33.26
Ordinary share capital (million shares)[b]	157.6	161.1	171.2	175.9	198.5
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602
Ratios					
Return on average ordinary shareholders' funds (%)	26.1	26.8	28.1	27.1	18.7
Payout ratio (%)	57.9	67.2	70.0	67.5	73.6
Tier 1 ratio (%)	11.7	13.0	14.5	12.9	17.8
Capital adequacy ratio (%)	16.4	17.3	18.4	16.0	19.4
Impaired assets as % of loan assets (excluding mortgage securitisation SPVs) (%)	0.4	1.1	0.3	0.4	0.5
Net loan losses as % of loan assets (excluding mortgage securitisation SPVs) (%)	0.0	0.1	0.1	0.1	0.2
Assets under management ($ billion)[f]	21.4	22.8	26.3	30.9	41.3
Staff numbers[c]	2,474	3,119	4,070	4,467	4,726

[a] The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
[b] Number of fully paid ordinary shares at the end of the period, excluding options and partly paid shares.
[c] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.
[e] Restated to comply with Australian Standards equivalent to International Financial Reporting Standards.
[f] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

	Years ended 31 March				Half-year to 30 Sep
	2003	2004	2005[e]	2006	**2006**
Financial performance ($ million)					
Total income from ordinary activities	1,890	2,465	3,752	4,393	**3,156**
Total expenses from ordinary activities	(1,430)	(1,780)	(2,594)	(3,106)	**(2,213)**
Profit from ordinary activities before income tax	460	685	1,158	1,287	**943**
Income tax expense	(96)	(161)	(288)	(290)	**(169)**
Profit from ordinary activities	364	524	870	997	**774**
Profit attributable to minority interests	(3)	(3)	(29)	(52)	**(29)**
Macquarie Income Securities distributions	(28)	(27)	(29)	(29)	**(15)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	333	494	812	916	**730**
Financial position ($ million)					
Total assets	32,462	43,771	67,980	106,211	**112,637**
Total liabilities	(29,877)	(40,938)	(63,555)	(100,874)	**(105,836)**
Net assets	2,585	2,833	4,425	5,337	**6,801**
Risk weighted assets	10,030	13,361	19,771	28,751	**36,836**
Total loan assets	9,839	10,777	28,425	34,999	**42,631**
Impaired assets (net of provisions)	16	61	42	93	**128**
Share information[a]					
Cash dividends per share (cents per share)					
Interim	41	52	61	90	**125**
Final	52	70	100	125	**n/a**
Special	50	—	40	—	**—**
Total	143	122	201	215	**125**
Basic earnings per share (cents per share)	164.8	233.0	369.6	400.3	**300.9**
Share price at end of period ($)[a]	24.70	35.80	48.03	64.68	**69.15**
Ordinary share capital (million shares)[b]	204.5	215.9	223.7	232.4	**249.7**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	5,051	7,729	10,744	15,032	**17,267**
Ratios					
Return on average ordinary shareholders' funds (%)	18.0	22.3	29.8	26.0	**30.0**
Payout ratio (%)	87.4[d]	53.2	53.2	54.4	**42.7**
Tier 1 ratio (%)	19.0	16.2	14.4	12.4	**13.2**
Capital adequacy ratio (%)	21.4	19.9	21.2	14.1	**15.9**
Impaired assets as % of loan assets (excluding mortgage securitisation SPVs) (%)	0.2	0.6	0.3	0.5	**0.5**
Net loan losses as % of loan assets (excluding mortgage securitisation SPVs) (%)	0.0	0.3	0.2	0.1	**0.1**
Assets under management ($ billion)[f]	52.3	62.6	96.7	140.3	**153.4**
Staff numbers[c]	4,839	5,716	6,556	8,183	**8,986**

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ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
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14 November 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 September 2006, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 31 October 2006 the number of issued fully paid ordinary $1.00 shares was 249,683,249.

During the period 1 October 2006 to 31 October 2006 (inclusive), the following new options have been issued:

- 5,925 options exercisable at $61.79 each and expiring on 9 October 2011 (MBL0348);
- 116,000 options exercisable at $69.47 each and expiring on 9 October 2011 (MBL0349);
- 4,000 options exercisable at $64.43 each and expiring on 9 October 2011 (MBL0350);
- 11,000 options exercisable at $64.43 each and expiring on 23 October 2011 (MBL0351); and
- 53,000 options exercisable at $72.17 each and expiring on 23 October 2011 (MBL0352).

Also, in the notification to ASX on 11 September 2006 of the positions as at 31 August 2006 it was stated that the following options were issued:

- 10,289,237 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).


RECEIVED
NOV 27 2006
210
SEC MAIL PROCESSING SECTION
WASH, D.C.

In fact, the following options were issued:

- 10,287,432 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

During the period 1 October 2006 to 31 October 2006 (inclusive), the following options have lapsed unexercised:

- 13,606 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 2,067 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 5,801 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 7,535 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 3,334 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 3,334 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 8,334 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 30,940 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 8,930 options exercisable at $63.34 each and expiring on 8 August 2010 (MBL0307);
- 4,000 options exercisable at $64.16 each and expiring on 24 October 2010 (MBL0318);
- 4,000 options exercisable at $70.21 each and expiring on 8 May 2011 (MBL0333); and
- 25,225 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

Also, in the notification to ASX on 10 August 2006 of the positions as at 31 July 2006 it was stated that the following options had lapsed unexercised:

- 9,579 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202); and
- 34,325 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268).

In fact, the following options have lapsed unexercised:

- 11,579 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202); and
- 36,992 options exercisable at $32.75 each and expiring on 9 September 2009 (MBL0268).

The number of options on issue at 31 October 2006 was 36,875,722 all exercisable into one share per option.

ABN 46 008 583 542

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 October 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0070	29,614	$37.58	22/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	1,668	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	10,834	$33.54	04/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	1,926,013	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	239,411	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	71,410	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	6,668	$26.45	15/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	159,821	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	1,668	$20.50	13/02/2008

Listing of Macquarie Bank Limited Options

As at 31 October 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0158	1,668	$22.76	19/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	7,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0174	4,168	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	13,017	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0193	4,166	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	401	$24.42	19/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,767,671	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	447,643	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	20,947	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008

Listing of Macquarie Bank Limited Options

As at 31 October 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	22,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	8,334	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	8,334	$33.45	09/02/2009
MBL0254	15,002	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	35,866	$36.71	08/04/2009

Listing of Macquarie Bank Limited Options

As at 31 October 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0261	25,834	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	49,168	$33.00	24/05/2009
MBL0264	12,500	$33.84	08/06/2009
MBL0265	25,834	$34.27	22/06/2009
MBL0266	37,502	$33.58	08/07/2009
MBL0267	1,296,573	$33.11	22/07/2009
MBL0268	2,576,735	$32.75	09/08/2009
MBL0269	2,010,997	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	629,462	$34.60	08/09/2009
MBL0272	173,902	$35.28	22/09/2009
MBL0273	183,487	$36.99	08/10/2009
MBL0274	78,794	$39.64	22/10/2009
MBL0275	68,668	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	47,984	$41.72	22/11/2009
MBL0279	115,302	$32.75	22/11/2009
MBL0280	61,067	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	24,166	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	8,334	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	32,500	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	82,500	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010

Listing of Macquarie Bank Limited Options

As at 31 October 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,794,328	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	115,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	69,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	61,000	$70.47	23/01/2011
MBL0325	119,000	$63.09	08/02/2011
MBL0326	3,334	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,219,537	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	20,480	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011

Listing of Macquarie Bank Limited Options

As at 31 October 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0344	15,095	$61.79	08/09/2011
MBL0345	205,000	$64.43	08/09/2011
MBL0346	4,495	$61.79	22/09/2011
MBL0347	54,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	53,000	$72.17	23/10/2011
	36,875,722		

MACQUARIE BANK LIMITED
SUPPLEMENTARY PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN


SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2006
WASH. D.C. 210 SECTION

This supplementary prospectus (Supplementary Prospectus) is intended to be read with the prospectus dated 30 June 2006, relating to Options over Shares of Macquarie Bank Limited (Prospectus).

IMPORTANT-PLEASE READ
Supplementary Prospectus dated 14 November 2006

This Supplementary Prospectus is dated 14 November 2006 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither ASIC nor ASX take any responsibility for the contents of this Supplementary Prospectus. Unless otherwise defined in this Supplementary Prospectus, terms defined in the Glossary to the Prospectus have the same meaning in this Supplementary Prospectus.

1. DESCRIPTION OF MACQUARIE BANK LIMITED

On 14 November 2006 MBL released its Interim Update to 30 September 2006 ("Interim Update"). The Interim Update contains a discussion of MBL's results and operations for the six month period to 30 September 2006 as well as factors that have impacted on its financial performance and the outlook for the coming period. The Interim Update should be referred to for details of those matters and is available to each Eligible Executive on MacNet. For those without access to MacNet, copies are available free of charge by contacting Investor Relations on (02) 8232 5006. MBL also released other information relating to its results for the six months to 30 September 2006 to ASX which is available on MBL's website at www.macquarie.com.au/investorrelations or copies are available free of charge by contacting Investor Relations on the number above.

MBL's basic earnings per share for the six months to 30 September 2006 were 300.9 cents and the interim ordinary dividend for the period was $1.25 per share fully franked.

2. TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since June 2006 on ASX.

MBL – Share Trading History Since June 2006

Period 2006	Monthly Share Price ($) High	Low	Close	Monthly Volume (000s)
June	70.45	60.10	69.00	26,165
July	70.00	60.61	61.85	22,864
August	64.87	59.30	64.80	26,430
September	69.15	62.00	69.15	20,225
October	75.75	68.80	74.55	23,615

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 of the Prospectus.

3. ISSUED SHARE CAPITAL

As at 13 November 2006 the Bank's issued share capital was as follows:

	Number
Ordinary Shares	249,683,249
Macquarie Income Securities	4,000,000
Non-cumulative Redeemable Preference Shares	350,000

4. POTENTIAL RESTRUCTURING OF THE BANK

The Bank announced in July 2006 that it was examining a corporate restructuring, most likely involving the establishment of a non-operating holding company (NOHC) holding both the banking and non-banking business. A restructure may be completed in approximately 18 months. However, this timing is subject to the resolution of key tax, accounting and regulatory issues.

The impact of any restructure on Options can not be determined at this time. However, the restructure may involve Optionholders holding options to acquire shares in the NOHC rather than in the Bank. The tax implications of any restructure of the Bank on Options have also not been determined.

5. LAPSE OF OPTIONS

The Prospectus is amended by replacing the word "retirement" with the word "Retirement" in the third paragraph of section 2.4.1 Lapse of Options and inserting the following definition of Retirement in the Glossary:

"retirement from or otherwise leaving the relevant industry as determined at the absolute discretion of the Committee."

6. DEFINITIONS

The Prospectus is amended by inserting the following definitions in the Glossary:

Associated Company Employee	An Employee who is not a MBL Employee.
Bank Subsidiary	A company is a Bank Subsidiary if: (a) MBL controls the composition of that company's board; or (b) MBL is in a position to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a general meeting of that company; or (c) MBL holds more than one-half of the issued share capital of that company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); or (d) that company is a subsidiary of a subsidiary of MBL under any of paragraphs (a) to (c).
MBL Employee	MBL Employee means an Employee who is: (a) an employee of the Bank or an employee of a Bank Subsidiary to whom the Bank or the Bank Subsidiary must pay salary, wages, commission, bonus or allowances from which the Bank or the Bank Subsidiary is required to withhold PAYG Withholding payments or amounts; or (b) a director of the Bank or a director of a Bank Subsidiary or a person who performs the duties of a director of the Bank or of a Bank Subsidiary to whom remuneration is paid by the Bank or Bank Subsidiary from which the Bank or the Bank Subsidiary is required to withhold PAYG Withholding payments or amounts.
PAYG Withholding	A payment from which an amount must be withheld under

payment	Subdivision 12-B of Schedule 1 to the Taxation Administration Act 1953 (Cwlth).

7. GRANT OF OPTIONS

The Prospectus is amended by deleting the existing third paragraph of section 2.3.2 Grant of Options and substituting in its place the following:

"Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options, depending on whether they are a MBL Employee, Associated Company Employee or Consultant. There will also be different taxation consequences, depending on whether the Options are taken up by the Eligible Executive in their individual capacity, via a Controlled Company or via a Permitted Trustee (see sections 4.2 to 4.6 below, as applicable)."

8. PURPOSE AND ROLE OF THE DESOP

The Prospectus is amended by deleting the existing section 3.2.3 Purpose and Role of the DESOP and substituting in its place the following:

"The Bank has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders.

For MBL Employees, shares held in the DESOP may qualify for a tax deferral in Australia until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be sold, having been withdrawn from the DESOP, or the date the relevant MBL Employee resigns from the Bank or an Associated Company of the Bank. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP."

9. MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Prospectus is amended by deleting the existing section 3.3 Main Consequences To Executives From DESOP and substituting in its place the following:

"The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of, or ceases his/her contract with, the Bank or an Associated Company, if earlier).

Where the Optionholder is an MBL Employee and provided the MBL Employee does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable employment taxes and oncosts may be charged to the MBL Employee's BCR (see section 4.6 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the MBL Employee ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where an Associated Company Employee, Consultant or Controlled Company or Permitted Trustee is the Optionholder, participation in the DESOP will create no additional taxation consequences. In these circumstances, no deferral of tax would be available (see sections 4.4 to 4.6 below).

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Bank.

Some examples of situations in which an Executive may wish to request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Bank;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who were assessed for tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Bank or an Associated Company of the Bank (once employees resign, they cannot remain in the DESOP);
6. Executives who wish to sell the Shares on exercise of the Options; and
7. Executives who have made the taxation election discussed in Section 4. below."

10. TAXATION CONSIDERATIONS

The Prospectus is amended by deleting the existing section 4 Taxation Considerations and substituting in its place the following:

"4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and based on current Australian tax laws and practices.

Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own professional taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, sale of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

The comments are generally relevant to MBL Employee participants who are residents of Australia for taxation purposes during the entire Option holding period and the subsequent sale of Options or Shares.

Different taxation rules apply to participants who are Associated Company Employees, Consultants or MBL Employees who are non-residents of Australia for taxation purposes at any time during the Option holding period or the subsequent sale of Options or Shares. Further information for non-resident participants is available on MacNet.

Eligible Executives who are Consultants or subject to tax in overseas jurisdictions should seek specific professional taxation advice on their particular situations and note potential reporting and withholding obligations for the Bank outlined at 4.9.

Relationship with other Equity Plans of the Bank

MBL Employee participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the MBL Employee acquires shares or Options in that year, but not to acquisitions of shares pursuant to the exercise of Options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Bank does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 MBL EMPLOYEE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the MBL Employee personally and the Tax Act section 139E election (see below) is not made, no tax is payable on grant of the Option, however any applicable employment taxes and oncosts may be charged to the MBL Employee's BCR (see section 4.6 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

(a) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

(b) when the MBL Employee ceases employment with the Bank or a Bank Subsidiary (see section 4.5 below);

(c) ten years from the date of grant of the Options;

(d) where the Bank has waived the DESOP conditions, the exercise of the Options will be the taxing point:

(e) when the MBL Employee disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (a), the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an MBL Employee sells the Options within 30 days of the Cessation Time, the MBL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an MBL Employee exercises the Options and sells the Shares within 30 days of the Cessation Time, the MBL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an MBL Employee exercises the Options and holds the Shares beyond 30 days of the Cessation Time the MBL Employee will include as assessable ordinary income (not capital gain) an amount equal to the "market value" of the Shares at the Cessation Time less the Exercise Price of the Options. The "market value" is deemed to be the weighted average of the prices at which MBL Shares traded on ASX during the one week period up to and including the Cessation Time. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the MBL Employee's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 MBL EMPLOYEE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the MBL Employee, the Tax Act section 139E election is available should the MBL Employee wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options), and enables the tax-concession under the Macquarie Bank Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An MBL Employee has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an MBL Employee makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are

waived by the Bank. Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.

The specified percentage to be included in the MBL Employee's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases.

If having made the election the Option expires unexercised, the MBL Employee's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the MBL Employee sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by recent case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an MBL Employee sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an MBL Employee would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the MBL Employee acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Bank does not warrant any particular treatment. Therefore, MBL Employee's who wish to adopt the alternative view should discuss with their personal tax adviser the applicability of the alternative views above to their particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE OF MBL EMPLOYEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an MBL Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in the MBL Employee's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the MBL Employee leaving the employment of the MBL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the MBL Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the MBL Employee's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the MBL Employee's assessable income but in this case, the tax paid by the MBL Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

MBL Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 ASSOCIATED COMPANY EMPLOYEE OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF ASSOCIATED COMPANY EMPLOYEE AS OPTIONHOLDER

If an Associated Company Employee, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Associated Company Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in the Associated Company Employee's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by an Associated Company Employee. If a Controlled Company or Permitted Trustee of the Associated Company Employee takes up the Options rather than the Associated Company Employee, this amount is instead included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the cessation of the Associated Company Employee's employment with the Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Associated Company Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Associated Company Employee's assessable income. If the Option lapses, the Associated Company Employee, or the Controlled Company or Permitted Trustee of the Associated Company Employee (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Associated Company Employee's assessable income but in this case, the tax previously paid by the Associated Company Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Associated Company Employee or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Associated Company Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

4.6 CONSULTANT OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF CONSULTANT AS OPTIONHOLDER

If a Consultant, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of a Consultant takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in the Consultant's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by a Consultant. If a Controlled Company or Permitted Trustee of the Consultant takes up the Options rather than the Consultant, this amount is instead included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the cessation of the Consultant's contract with the MBL Group or an Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Consultant's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Consultant's assessable income. If the Option lapses, the Consultant, or the Controlled Company or Permitted Trustee of the Consultant (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Consultant's assessable income but in this case, the tax previously paid by the Consultant is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Consultant or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Consultants should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

4.7 IMPLICATIONS OF CESSATION OF MBL EMPLOYMENT OR CONTRACT

4.7.1 Optionholder is an MBL Employee who has not made the section 139E election in respect of the year of grant of the Options

The MBL Employee will be subject to income tax on cessation of employment with the MBL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

- If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the MBL Employee's normal assessable income (not capital gain) in the tax return for the year of sale.
- If the vested Options are exercised on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the MBL Employee's normal assessable income (not capital gain) in the tax return for the year of exercise.
- If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the MBL Employee must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

  However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the MBL Employee must include in his/her tax return in the year of cessation of employment the greater of:

  (a) the "market value" of MBL Shares on the date of cessation of employment less the Exercise Price of the Options; and

  (b) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MBL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

If the vested Options are exercised after the date of cessation of employment, and the Shares are

sold within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the MBL Employee's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the MBL Employee's normal assessable income.

- If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the MBL Employee must include an income amount in his/her tax return for the year of cessation of employment being the market value of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.
- Should the Exercise Price exceed the market value, no amount will be required to be included in the MBL Employee's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the MBL Employee leaving the MBL Group.

4.7.2 MBL Employee has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee of the MBL Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the MBL Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an MBL Employee lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the MBL Employee's assessable income.

4.7.3 Optionholder is an Associated Company Employee or Controlled Company or Permitted Trustee of the Associated Company Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Associated Company Employee's employment with the Associated Company in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Associated Company Employee's employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Associated Company Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Associated Company Employee or a Controlled Company or Permitted Trustee of an Associated Company Employee lapse unexercised, the tax paid on grant will not be refunded. The Associated Company Employee (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Associated Company Employee took up the Options) should instead incur a capital loss equal to the amount initially included in the Associated Company Employee's assessable income.

4.7.4 Optionholder is Consultant or a Controlled Company or Permitted Trustee of a Consultant

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Consultant's contract with the MBL Group in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Consultant's contract.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Consultant's assessable income. (It is noted that exercise must occur generally within six months of the cessation of the contract).

Lapsed Options

If Options held by a Consultant or a Controlled Company or Permitted Trustee of the Consultant lapse unexercised, the tax paid on grant will not be refunded. The Consultant (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Consultant took up the Options) should instead incur a capital loss equal to the amount initially included in the Consultant's assessable income.

4.8 EMPLOYMENT TAXES AND ONCOSTS

Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the state or territory where the Eligible Executive is employed.

The following information is current as at 30 June 2006, and is subject to change at any time. Eligible Executives should note that different rules may apply at the time their Options are granted.

Currently New South Wales, Western Australia, the Northern Territory and the Australian Capital Territory levy payroll tax on Options granted to employees.

New South Wales

Payroll tax may be applicable in NSW where the Eligible Executive has an employment connection with NSW at any time during the period commencing six months before the date of grant of the Options up to and including the date of grant of the Options.

NSW payroll tax is levied at a rate of 6% of the "market value" of Options as calculated under Commonwealth income tax legislation. Thus a payroll tax liability will arise in relation to any Options granted to an Eligible Executive with the requisite employment connection with NSW. If the market value of Bank shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) is equal to the Exercise Price of an Option as at the date of Grant of that Option, the market value of that Option will be 11.6% of the Exercise Price.

If the market value of Bank shares is not equal to the Exercise Price of an Option as at the date of Grant of that Option, Eligible Executives should contact the Taxation Division on (02) 8232 9266 or (02) 8232 6832 to be advised of the method by which the market value of the Option will be calculated.

Western Australia, the Northern Territory and the Australian Capital Territory

Payroll tax may be applicable in Western Australia, the Northern Territory and the Australian Capital Territory where the Eligible Executive has an employment connection with that state or territory at the date of grant of the Options.

In Western Australia, payroll tax is levied at the rate of 5.5% on the amount by which the market value of Bank shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) exceeds the Exercise Price. In the Northern Territory and the Australian Capital Territory, payroll tax is levied at the rate of 6.2% (Northern Territory) and 6.85% (Australian Capital Territory) on the amount by which the market value of Shares (determined as the weighted average of prices during the one week before the date of grant) exceeds the Exercise Price. If the market value is equal to or less than the Exercise Price, there is no payroll tax liability.

Generally, the market value of Shares at the date of grant of the Option will be equivalent to the Exercise Price of that Option, and therefore a payroll tax liability in these states will not arise.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

Any payroll tax that is levied upon New Starter Options issued under this Prospectus will be borne by the Bank.

Any payroll tax that is levied upon Mid Year Options will be charged to the Eligible Executive's BCR.

If any other employment taxes or oncosts, including payroll tax or workers compensation, become payable on the grant of Options under this Prospectus under any current or future law or regulation,

the Bank may, at its absolute discretion, charge these to the Eligible Executive's BCR.

4.9 BANK REPORTING AND WITHHOLDING OBLIGATIONS

Eligible Executives should be aware that in certain countries the Bank is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Bank is required to withhold tax from any gain made on the Options."

11. DEFINITION OF "ASSOCIATED COMPANY"

The Prospectus is amended by deleting the existing definition of "Associated Company" in the Glossary and substituting in its place the following:

> "means:
> (a) any company that is a related body corporate of the Bank; or
> (b) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan."

12. CONSENT TO LODGEMENT

Each of the Voting Directors of the Bank has consented to the lodgement of this Supplementary Prospectus with ASIC.

16 November 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Vantage – an e-newsletter for investors in Macquarie Australian listed entities

Macquarie Bank today notes the first issue of an electronic newsletter for investors in Macquarie Australian listed entities that have registered to receive corporate communications via e-mail.

Macquarie Bank shareholders wishing to receive Vantage must register for electronic communications with the share registry as follows:

Computershare Investor Services: www.computershare.com

Yours faithfully

Dennis Leong
Company Secretary


SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2006
WASH. D.C.
210
SECTION

AhhRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,200 @ $28.74 2,602 @ $30.51 2,600 @ $32.26 666 @ $32.75 2,100 @ $33.11 4,166 @ $35.28
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17,334 on 20/11/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	249,700,583	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	36,870,791	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 November 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231.1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


SEC MAIL
RECEIVED
PROCESSING
NOV 2 7 2006
WASH, D.C.
210
SECTION


MACQUARIE
BANK

20 November 2006

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 17th November 2006, was 0.22%.

Yours faithfully

Michael Panikian
Company Secretary


SEC MAIL
PROCESSING
RECEIVED
NOV 27 2006
210
WASH, D.C.
SECTION

AhhRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	443,077
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $25.04 124,475 @ $28.74 117,132 @ $30.51 1,000 @ $31.18 1,700 @ $31.49 1,666 @ $31.74 34,428 @ $32.26 37,175 @ $32.75 1,668 @ $32.76 1,666 @ $32.82 4,000 @ $33.05 56,931 @ $33.11 1,668 @ $33.12 4,166 @ $33.84 1,666 @ $34.27 7,264 @ $34.60 4,166 @ $34.72 3,332 @ $35.28 2,532 @ $36.71 1,668 @ $36.95 1,666 @ $36.99 29,614 @ $37.58 1,826 @ $39.64
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	443,077 on 21/11/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	250,143,660 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	36,427,714 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 November 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL
PROCESSING
RECEIVED
NOV 2 7 2006
WASH. D.C.
210
SECTION

AppRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	185,483
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,166 @ $25.23 36,026 @ $28.74 1,666 @ $29.78 64,872 @ $30.51 12,263 @ $32.26 42,062 @ $32.75 2,865 @ $33.11 1,666 @ $34.27 4,166 @ $34.49 1,000 @ $34.60 3,233 @ $35.28 1,666 @ $35.54 4,166 @ $36.71 5,000 @ $36.85 1,666 @ $41.72
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	185,483 on 22/11/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	250, 329,143 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	36,242,231 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker? | |

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 November 2006
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

MACQUARIE BANK LIMITED

A.B.N. 46 008 583 542

Interim Directors' report and financial report

Half year ended 30 September 2006


SEC MAIL
RECEIVED
PROCESSING
NOV 27 2006
WASH. D.C.
210
SECTION



MACQUARIE BANK

This interim financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards ("AIFRS") and does not include all the notes of the type normally included in an annual financial report.

This interim report should be read in conjunction with the annual report of Macquarie Bank Limited for 31 March 2006 which was also prepared in accordance with AIFRS. In addition, reference should be made to any public announcements made by Macquarie Bank Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001 (Cth)*.

TABLE OF CONTENTS

DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2006

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the balance sheet as at 30 September 2006, the income statement, the statement of changes in equity and the cash flow statement of the Bank and its controlled entities (together "the economic entity") for the half year ended on that date ("the period") and report as follows:

DIRECTORS

At the date of this report, the Directors of the Bank are:

Executive Directors:
D.S. Clarke, AO, *Executive Chairman*
A.E. Moss, AO, *Managing Director and Chief Executive Officer*
M.R.G. Johnson, *Deputy Chairman*
L.G. Cox, AO

Independent Directors:*
J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin (retired 20 July 2006)
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO

* In accordance with the Bank's definition of independence.

Unless otherwise stated, the above Directors each held office as a Director of the Bank throughout the period and up until the date of this report. Those Directors listed as Independent Directors have been independent throughout the period.

RESULT

The financial report for the half year ended 30 September 2006, and the results herein, are prepared in accordance with Australian Equivalents to International Financial Reporting Standards ("AIFRS").

The consolidated profit attributable to ordinary equity holders, in accordance with AIFRS, for the period was $730 million (31 March 2006: $434 million, 30 September 2005: $482 million).

INTERIM DIVIDEND

The Directors have declared a 100% franked interim dividend of $1.25 per ordinary share (31 March 2006: 100% franked $1.25 per ordinary share, 30 September 2005: 90% franked $0.90 per ordinary share), to be paid on 15 December 2006.

DIRECTORS' REPORT (continued)
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2006

REVIEW OF OPERATIONS

The Bank's consolidated net profit after income tax attributable to its ordinary equity holders for the half year ended 30 September 2006 was $730 million, an increase of 51% on the prior corresponding period. Basic earnings per share is up 41% to 300.9 cents.

The Bank benefited from a number of significant transactions during the period, including the initial public offering of Dyno Nobel, the realisation of a large US oil and gas asset and the disposal of the Bank's investment in Macquarie Goodman Group (MGQ).

To support this strong growth and to fund international expansion opportunities, the Bank raised in excess of $700 million of ordinary equity earlier this year through a private institutional share placement and a share purchase plan for retail investors.

Total operating income for the half year to 30 September 2006 increased 46% over the prior corresponding period to $3,156 million, driven by profits from the disposal of equity investments and market conditions that have been favourable for investment banking activities.

The Bank's global expansion continues to see international income grow, up considerably to $1,321 million, representing an increase of 38% on the prior corresponding period. International income amounted to 44% of the Bank's total operating income (excluding earnings on capital) for the half year to 30 September 2006, which is down slightly from 46% in the prior corresponding period largely due to the disposal of MGQ. Excluding the income from this transaction, international income for the half would have represented approximately 49% of total operating income (excluding earnings on capital).

Operating expenses are up 50% on the prior corresponding period to $2,213 million. Employment costs, the largest component of operating expenses, are up 54% on the prior corresponding period to $1,807 million. The increase has been driven by headcount growth combined with growth of staff profit share expense through an increase in net profit and an improved return on equity. Headcount is up 26% on the prior corresponding period to 8,986 staff with international headcount increasing by 48% to 3,006 staff.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration, as required under section 307C of the *Corporations Act 2001 (Cth),* is set out on page 5.

ROUNDING OF AMOUNTS

In accordance with Australian Securities and Investments Commission Class Order 98/0100 (as amended by Class Order 04/667 dated 15 July 2004), amounts in the Directors' report and the financial report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.





David Clarke
Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
13 November 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Statement

As lead auditor for the audit of Macquarie Bank Limited for the half year ended 30 September 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit, and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Macquarie Bank Limited and the entities it controlled during the period.



Ian Hammond
Partner
PricewaterhouseCoopers

Sydney
13 November 2006

Consolidated income statement
for the half year ended 30 September 2006

	Notes	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Interest and similar income	2	2,082	1,674	1,462
Interest expense and similar charges	2	(1,752)	(1,377)	(1,167)
Net interest income		330	297	295
Fee and commission income	2	1,705	1,397	1,445
Fee and commission expense	2	(268)	(201)	(201)
Net fee and commission income		1,437	1,196	1,244
Net trading income	2	456	397	479
Share of net profits of associates and joint ventures using the equity method	2	99	133	39
Other operating income	2	887	290	121
Other operating expenses	2	(53)	(80)	(18)
Net other operating income		834	210	103
Total income from ordinary activities		3,156	2,233	2,160
Employment expenses	2	(1,807)	(1,237)	(1,170)
Occupancy expenses	2	(100)	(80)	(59)
Non-salary technology expenses	2	(76)	(67)	(61)
Professional fees, travel and communication expenses	2	(124)	(144)	(93)
Other expenses	2	(106)	(101)	(94)
Total expenses from ordinary activities		(2,213)	(1,629)	(1,477)
Operating profit before income tax		943	604	683
Income tax expense	5	(169)	(130)	(160)
Profit for the half year		774	474	523
Profit attributable to minority interests		(29)	(26)	(26)
Profit attributable to equity holders of Macquarie Bank Limited		745	448	497
Distributions paid or provided on Macquarie Income Securities	6	(15)	(14)	(15)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		730	434	482
			Cents per share	
Basic earnings per share	7	300.9	187.6	212.9
Diluted earnings per share	7	289.5	179.3	203.5

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet
as at 30 September 2006

	Notes	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
ASSETS				
Cash and balances with central banks		**9**	5	4
Due from banks		**4,086**	6,394	2,734
Cash collateral on securities borrowed and reverse repurchase agreements		**13,039**	13,570	10,651
Trading portfolio assets	8	**13,756**	14,246	12,439
Loan assets held at amortised cost	9	**42,631**	34,999	31,410
Other financial assets at fair value through profit and loss		**2,893**	2,104	1,870
Derivative financial instruments – positive values		**11,216**	10,978	6,899
Other assets		**6,976**	8,452	4,660
Investment securities available for sale	11	**4,139**	3,746	3,517
Intangible assets		**168**	150	122
Life investment contracts and other unit holder assets		**5,610**	5,183	5,170
Interest in associates and joint ventures using the equity method	12	**3,571**	3,463	2,935
Property, plant and equipment		**337**	292	267
Deferred income tax assets		**393**	240	238
Assets and disposal groups classified as held for sale	13	**3,813**	2,389	1,304
Total assets		**112,637**	106,211	84,220
LIABILITIES				
Due to banks		**3,724**	2,118	1,629
Cash collateral on securities lent and repurchase agreements		**8,241**	6,995	5,098
Trading portfolio liabilities	14	**6,500**	10,057	8,514
Derivative financial instruments – negative values		**10,461**	10,057	6,877
Deposits		**10,249**	9,267	8,545
Debt issued at amortised cost	15	**42,317**	39,022	30,427
Other financial liabilities at fair value through profit and loss	16	**5,685**	5,481	4,627
Other liabilities		**8,072**	9,553	5,904
Current tax liabilities		**246**	97	262
Life investment contracts and other unit holder liabilities		**5,530**	5,130	5,135
Provisions		**149**	132	122
Deferred income tax liabilities		**53**	157	116
Liabilities of disposal groups classified as held for sale	13	**2,443**	1,427	644
Total liabilities excluding loan capital		**103,670**	99,493	77,900
Loan capital				
Subordinated debt at amortised cost		**1,252**	1,115	1,061
Subordinated debt at fair value through profit and loss		**914**	266	266
Total liabilities		**105,836**	100,874	79,227
Net assets		**6,801**	5,337	4,993

Consolidated balance sheet (continued)
as at 30 September 2006

	Notes	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
EQUITY				
Contributed equity				
Ordinary share capital	17	**2,889**	1,916	1,830
Treasury shares	17	**(2)**	(2)	(1)
Macquarie Income Securities	17	**391**	391	391
Reserves	18	**265**	250	125
Retained earnings	18	**2,374**	1,934	1,708
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**5,917**	4,489	4,053
Minority interest in disposal groups classified as held for sale		**-**	-	135
Minority interest	18	**884**	848	805
Total equity		**6,801**	5,337	4,993

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the half year ended 30 September 2006

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Total equity at the beginning of the half year	5,337	4,993	4,425
Adjustments on adoption of AASB 132 and AASB 139 net of tax:			
Retained profits	-	-	16
Reserves	-	-	71
Available-for-sale investments, net of tax	(19)	82	2
Associates and joint ventures	25	1	(3)
Cash flow hedges, net of tax	(20)	10	(12)
Exchange differences on translation of foreign operations	34	41	(41)
Net income recognised directly in equity	20	134	33
Profit for the half year	774	474	523
Total recognised income and expense for the half year	794	608	556
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	961	82	226
Dividends paid and distributions paid or provided	(305)	(222)	(328)
Minority interest:			
(Reduction)/contribution of equity net of transaction costs	6	5	(17)
Distributions	(27)	(28)	(23)
Other equity movements:			
Share based payments	35	34	19
Minority interests from disposal groups classified as held for sale	-	(135)	135
Total equity at the end of the half year	6,801	5,337	4,993
Total recognised income and expense for the half year is attributable to:			
Ordinary equity holders of Macquarie Bank Limited	772	528	560
Macquarie Income Securities holders	15	14	15
Minority interest	57	66	(19)
Total recognised income and expense for the half year	794	608	556

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the half year ended 30 September 2006

	Notes	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Cash flows from operating activities				
Interest received		1,934	1,711	1,358
Interest and other costs of finance (paid)		(1,478)	(1,233)	(1,068)
Dividends and distributions received		164	188	42
Fees and other non-interest income received		1,712	1,430	1,214
Fees and commissions (paid)		(259)	(189)	(254)
Net (payments)/receipts from trading securities and other financial instruments		(1,351)	(2,154)	(3,103)
(Payments) to suppliers		(454)	(423)	(404)
Employment expenses (paid)		(1,600)	(667)	(1,187)
Income tax (paid)		(164)	(221)	(132)
Life investment contract income		150	115	78
Life investment contract premiums received and other unit holder contributions		567	162	811
Life investment contracts (payments)		(626)	(117)	(1,070)
Assets and disposal groups classified as held for sale – net (payments)/receipts from operations		(15)	13	(15)
Loan assets (granted)		(7,854)	(3,875)	(3,902)
Net increase in money market and other deposit accounts		5,770	10,188	8,322
Net cash flows from operating activities	19	(3,504)	4,928	690
Cash flows from investing activities				
(Payments) for investment securities		(5,904)	(3,749)	(3,625)
Proceeds from realisation of investment securities		5,558	3,517	3,656
(Payments) for interests in associates		(575)	(1,548)	(905)
Proceeds from the sale of associates		939	712	358
Proceeds on sale of assets and disposal groups classified as held for sale		240	1,044	194
(Payments) for acquisition of controlled entities, excluding disposal groups, net of cash acquired		(25)	(34)	(72)
(Payments) for the purchase of assets and disposal groups classified as held for sale, net of cash acquired		(782)	(746)	(175)
(Payments) for life investment contracts and other unit holder investments		(3,031)	(1,742)	(3,585)
Proceeds from the sale of life investment contract investments		2,917	1,863	3,784
(Payments) for fixed assets		(74)	(70)	(192)
Proceeds from the sale of fixed assets		1	1	4
Net cash flows from investing activities		(736)	(752)	(558)
Cash flows from financing activities				
Assets and disposal groups classified as held for sale – net proceeds from borrowings		292	-	-
Proceeds from the issue of ordinary share capital		864	54	168
Proceeds from/(payments to) other minority interest		9	2	(3)
(Repayment) of subordinated debt		-	-	(26)
Issue of subordinated debt		767	-	-
Dividends and distributions (paid)		(237)	(222)	(298)
Net cash flows from financing activities		1,695	(166)	(159)
Net (decrease)/increase in cash		(2,545)	4,010	(27)
Cash and cash equivalents at the beginning of the half year		9,133	5,123	5,150
Cash and cash equivalents at the end of the half year	19	6,588	9,133	5,123

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1. Summary of significant accounting policies

i) Basis of preparation

This general purpose financial report for the interim half year reporting period ended 30 September 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001 (Cth)*.

This financial report comprises the consolidated financial report of Macquarie Bank Limited ("the Bank") and the entities it controlled at the end of, or during, the period (together, "the economic entity").

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 March 2006 and any public announcements made by the Bank during the period in accordance with the continuous disclosure requirements of the *Corporations Act 2001 (Cth)*.

The company is of a kind referred to in Australian Securities and Investments Commission Class Order 98/0100 (as amended by Class Order 04/667 dated 15 July 2004), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

The accounting policies are consistent with those of the previous financial year and corresponding periods, unless otherwise stated. Reference should be made to Macquarie Bank Limited's annual report for 31 March 2006 for a complete list of the company's accounting policies. Where necessary, comparative figures have been adjusted to conform with changes in presentation at 30 September 2006.

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
2. Profit for the half year			
Net interest income			
Interest and similar income received/receivable	2,082	1,674	1,462
Interest expense and similar charges paid/payable	(1,752)	(1,377)	(1,167)
Net interest income	330	297	295
Net fee and commission income			
Fee and commission income	1,704	1,383	1,436
Fee and commission expense	(268)	(201)	(201)
Income from life business and other unit holder businesses	1	14	9
Net fee and commission income	1,437	1,196	1,244
Net trading income			
Equities	341	240	286
Commodities	119	132	65
Foreign exchange products	47	64	88
Interest rate products	(51)	(39)	40
Net trading income	456	397	479
Share of net profits of associates and joint ventures using the equity method	99	133	39
Other operating income			
Net gains on sale of investment securities available for sale	114	52	48
Net gains on sale of associates and joint ventures*	501	23	55
Net income/(loss) from disposal groups held for sale	42	(2)	(16)
Gain on deconsolidation of controlled entities and businesses held for sale	-	125	3
Dividends/distributions received/receivable from investment securities	38	27	15
Other income	192	65	16
Total other operating income	887	290	121
Other operating expenses			
Provision for diminution of investment securities (including investment securities available for sale, associates and joint ventures)	(3)	(25)	-
Collective allowance for credit losses provided for during the period (refer note 9)	(3)	(10)	(1)
Specific provisions			
- provided for during the period (refer note 9)	(10)	(19)	(17)
- recovery of loans previously provided for (refer note 9)	6	4	11
- loan losses written-off	(5)	(4)	(3)
- recovery of loans previously written-off	1	2	1
Total net charge for provisions	(14)	(52)	(9)
Other expenses	(39)	(28)	(9)
Total other operating expenses	(53)	(80)	(18)
Net other operating income	834	210	103
Total income from ordinary activities	3,156	2,233	2,160

* Included within net gains on sale of associates and joint ventures for the financial period 30 September 2006 is the profit of $300 million arising from the sale of the Group's interest in Macquarie Goodman Group.

2. Profit for the half year (continued)

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Employment expenses			
Salary, salary related costs including commissions, superannuation and performance-related profit share	(1,678)	(1,144)	(1,070)
Share based payments	(35)	(34)	(19)
Provision for annual leave	(12)	(2)	(10)
Provision for long service leave	(5)	(2)	(5)
Total compensation expense	(1,730)	(1,182)	(1,104)
Other employment expenses including on-costs, staff procurement and staff training	(77)	(55)	(66)
Total employment expenses	(1,807)	(1,237)	(1,170)
Occupancy expenses			
Operating lease rentals	(61)	(49)	(42)
Depreciation: furniture, fittings and leasehold improvements	(19)	(12)	(9)
Other occupancy expenses	(20)	(19)	(8)
Total occupancy expenses	(100)	(80)	(59)
Non-salary technology expenses			
Information services	(30)	(27)	(27)
Depreciation: computer equipment and software	(19)	(18)	(16)
Other non-salary technology expenses	(27)	(22)	(18)
Total non-salary technology expenses	(76)	(67)	(61)
Professional fees, travel and communication expenses			
Professional fees	(51)	(68)	(39)
Auditors' remuneration	(6)	(9)	(4)
Travel expenses	(48)	(47)	(36)
Communication expenses	(16)	(17)	(12)
Depreciation: communication equipment	(3)	(3)	(2)
Total professional fees, travel and communication expenses	(124)	(144)	(93)
Other expenses			
Other expenses	(106)	(101)	(94)
Total other expenses	(106)	(101)	(94)
Total expenses from ordinary activities	(2,213)	(1,629)	(1,477)

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
3. Revenue from operating activities			
Interest and similar income	2,082	1,674	1,462
Fee and commission income	1,704	1,383	1,436
Investment revenue and management fees from life investment contracts and other unit holder businesses	166	373	136
Net trading income	456	397	479
Profit on the sale of investment securities available for sale and associates and joint ventures	615	75	103
Other income (excluding profit on the sale of investment securities available for sale and associates and joint ventures)	371	348	57
Total revenue from operating activities	5,394	4,250	3,673

4. Segment reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies.

Primary segment - business
For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of *business segment* for the purposes of reporting in accordance with AASB 114: *Segment Reporting*, because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:

- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Half year to 30 September 2006					
Total revenue from ordinary activities	1,156	1,351	1,503	1,384	5,394
Total income from ordinary activities	912	629	1,285	330	3,156
Profit for the half year	199	173	349	53	774

4. **Segment reporting (continued)**

	Asset and Wealth Management	Financial Markets	Investment Banking	Lending	Total
	$m	$m	$m	$m	$m
Half year to 31 March 2006					
Total revenue from ordinary activities	1,054	724	941	1,531	4,250
Total income from ordinary activities	622	447	873	291	2,233
Profit for the half year	88	108	200	78	474
Half year to 30 September 2005					
Total revenue from ordinary activities	851	967	807	1,048	3,673
Total income from ordinary activities	672	478	760	250	2,160
Profit for the half year	153	146	176	48	523

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m

5. Income tax expense

a) Reconciliation of income tax expense to prima facie tax payable

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Prima facie income tax expense on operating profit*	**(283)**	(182)	(205)
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:			
Rate differential on offshore income	**103**	41	44
Distribution provided on Macquarie Income Preferred Securities and related distributions	**8**	7	8
Non-deductible options expense	**(10)**	(10)	(6)
Other items	**13**	14	(1)
Total income tax expense	**(169)**	(130)	(160)

b) Amounts recognised directly in equity

Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Net deferred tax – (credited)/debited directly to equity	**(14)**	38	29
Total net deferred tax (credited)/debited directly to equity	**(14)**	38	29

* Prima facie income tax on operating profit is calculated at the rate of 30% (31 March 2006 and 30 September 2005: 30%). The consolidated entity has a tax year ending on 30 September.

Pursuant to a resolution of the Bank, the consolidated entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. The Bank together with all eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group ("the TC Group"), with the Bank as the Head Entity. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any current tax balances. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all current tax liabilities incurred in respect of their activities and reimburses each controlled entity for current tax assets utilised.

Should the Bank be in default of its tax payment obligations, or a default is probable, the current tax balances of the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

In preparing this financial report the Directors have considered the information currently available and where considered necessary have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

6. Dividends paid and distributions paid or provided

i) Dividends paid

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Ordinary share capital			
Interim dividend paid ($0.90 (2005: $0.61) per share)	-	208	-
Final dividend paid ($1.25 (2005: $1.00) per share)	290	-	224
Special dividend paid (2005: $0.40 per share)	-	-	89
Total dividends paid	290	208	313

The dividend paid on 5 July 2006, from the retained profits to 31 March 2006, was 100% franked at the 30% corporate tax rate. All other dividends in the above table were 90% franked at the 30% corporate tax rate.

The Bank's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 17 – Contributed equity.

	Cents per ordinary share		
Cash dividends per ordinary share (including interim dividend not provided for)	125	125	90

ii) Dividends not recognised at the end of the half year

In addition to the above dividends, since the end of the half year the Directors have recommended the payment of the 2007 interim dividend of $1.25 per fully paid ordinary share, 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 15 December 2006 out of retained profits at 30 September 2006, but not recognised as a liability at the end of the half year, is $312 million. This amount has been estimated based on the number of shares eligible to participate as at 30 September 2006.

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m

6. Dividends paid and distributions paid or provided (continued)

iii) Distributions paid or provided

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Macquarie Income Securities			
Distributions paid (net of distributions previously provided)	**9**	8	9
Distributions provided	**6**	6	6
Total distributions paid or provided	**15**	14	15

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to Directors' discretion. The distributions paid/provided in respect of the MISs are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Disclosure and Presentation.*

	Half year to 30 Sep 2006 $m	Half year to 31 Mar 2006 $m	Half year to 30 Sep 2005 $m
Macquarie Income Preferred Securities			
Distributions paid (net of distributions previously provided)	**2**	1	-
Distributions provided	**25**	27	23
Total distributions paid or provided	**27**	28	23

The Macquarie Income Preferred Securities represent a minority interest of the consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 18 – Reserves, retained earnings and minority interests. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. Each debenture converts for 500 Bank preference shares at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity.

	Half year to 30 Sep 2006	Half year to 31 Mar 2006	Half year to 30 Sep 2005
7. Earnings per share			
		Cents per share	
Basic earnings per share	**300.9**	187.6	212.9
Diluted earnings per share	**289.5**	179.3	203.5
	$m	$m	$m
Reconciliation of earnings used in the calculation of basic earnings per share			
Profit for the half year	774	474	523
(Profit) attributable to minority interests:			
Macquarie Income Preferred Securities	(27)	(28)	(23)
Other equity holders	(2)	2	(3)
Distributions paid or provided on:			
Macquarie Income Securities	(15)	(14)	(15)
Total earnings used in the calculation of basic earnings per share	730	434	482
Reconciliation of earnings used in the calculation of diluted earnings per share			
Earnings used in calculating basic earnings per share	730	434	482
Total earnings used in the calculation of diluted earnings per share	730	434	482
		Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**242,598,050**	231,348,434	226,346,261
Weighted average number of shares used in the calculation of diluted earnings per share			
Weighted average fully paid ordinary shares	**242,598,050**	231,348,434	226,346,261
Potential ordinary shares:			
Weighted average options	**9,517,302**	10,715,933	10,563,305
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**252,115,352**	242,064,367	236,909,566

Information concerning the classification of securities

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 1,795,223 (31 March 2006: 521,102 , 30 September 2005: 1,632,150) options that were converted, lapsed or cancelled during the half year. There are a further 21,120,435 (31 March 2006: 10,278,648, 30 September 2005: 9,825,538) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the half year ended 30 September 2006 and consequently, they are not considered to be dilutive.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m

8. Trading portfolio assets

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Trading securities			
Equities and other securities	8,979	9,211	7,582
Certificates of deposit	867	1,597	939
Promissory notes	1,150	1,188	1,670
Corporate bonds	1,433	995	532
Other government securities	752	612	938
Commonwealth government bonds	163	166	92
Bank bills	250	330	202
Foreign government bonds	40	42	126
Bills discounted	-	-	309
Total trading securities	13,634	14,141	12,390
Other trading assets			
Other commodities	122	105	49
Total other trading assets	122	105	49
Total trading portfolio assets	13,756	14,246	12,439

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
9. Loan assets held at amortised cost			
Due from clearing houses	3,578	2,033	1,535
Due from governments*	195	223	286
Due from other entities			
Other loans and advances	36,542	30,845	28,239
Less specific provisions	(55)	(52)	(40)
	36,487	30,793	28,199
Lease receivables	2,454	2,030	1,450
Total due from other entities	38,941	32,823	29,649
Total gross loan assets	42,714	35,079	31,470
Less collective allowance for credit losses	(83)	(80)	(60)
Total loan assets held at amortised cost	42,631	34,999	31,410

* Governments include federal, state and local governments and related enterprises in Australia.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Specific provisions			
Balance at the beginning of the financial period	52	40	45
Provided for during the financial period	10	19	17
Loan assets written off, previously provided for	-	(5)	(5)
Recovery of loans previously provided for	(6)	(4)	(11)
Transfer from other provisions and other items	-	1	-
Transfer to provision against interest in associates and joint ventures using the equity method	-	(1)	(5)
Attributable to foreign currency translation	(1)	2	(1)
Total specific provisions	55	52	40
Specific provisions as a percentage of gross loan assets	0.13%	0.15%	0.13%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Collective allowance for credit losses			
Balance at the beginning of the financial period	80	60	109
Adjustment on adoption of AASB 139	-	-	(50)
Provided for during the financial period	3	10	1
Transfer from trading portfolio assets	-	10	-
Total collective allowance for credit losses	83	80	60

The collective allowances for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m

10. Impaired financial assets

Impaired assets are disclosed using the definitions and categories of the Australian Prudential Regulation Authority. Impaired assets include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Impaired financial assets without specific provisions for impairment	**21**	8	10
Impaired financial assets with specific provisions for impairment	**167**	137	95
Less specific provisions	**(60)**	(52)	(40)
Total impaired loans with specific provisions for impairment	**107**	85	55
Total net impaired financial assets	**128**	93	65

11. Investment securities available for sale

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Equity securities			
Listed	**453**	347	143
Unlisted	**145**	198	222
Debt securities	**3,541**	3,201	3,152
Total investment securities available for sale	**4,139**	3,746	3,517

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
12. Interest in associates and joint ventures using the equity method			
Interest in associates and joint ventures using the equity method			
Loans and investments without provisions for impairment	3,420	3,327	2,829
Loans and investments – at cost	180	176	127
Less provision for impairment	(29)	(40)	(21)
Loans and investments at recoverable amount	151	136	106
Total interest in associates and joint ventures using the equity method	3,571	3,463	2,935

Summarised information of interests in material associates and joint ventures is as follows:

Name of entity	Participating interest %	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Diversified CMBS Investments Inc.	57%	358	365	373
Dynasty Property Investment Limited	24%	80	79	73
European Directories SA	13%	144	170	149
Macquarie Airports^	15%	628	564	420
Macquarie Capital Alliance Group	11%	94	89	94
Macquarie Communications Infrastructure Group^	12%	160	136	149
Macquarie Countrywide Trust	9%	217	137	183
Macquarie Diversified (AA) Trust	29%	197	198	-
Macquarie European Infrastructure Fund LP	5%	64	43	40
Macquarie Goodman Group Limited	-	-	394	395
Macquarie Infrastructure Company Trust^	7%	53	56	51
Macquarie Infrastructure Group	2%	127	108	110
Macquarie International Infrastructure Fund Limited	8%	80	84	79
Macquarie MEAG Prime REIT	20%	156	160	143
Macquarie Media Group	21%	164	90	-
Macquarie Office Trust	6%	165	102	101
Macquarie Shinhan Infrastructure Asset Management Co Limited	50%	36	60	8
Medallist Developments Inc.	80%	53	58	69
Medallist Developments Trust^	70%	51	39	24
Moto International Holdings Limited	29%	92	-	-
Resources Services Holdings USA	17%	93	-	-

^ Denotes legal interest is different to participating interest. Legal interest in Macquarie Airports (17%), Macquarie Communications Infrastructure Group (17%), Macquarie Infrastructure Company Trust (9%) and Medallist Developments Trust (75%).

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
13. Assets and disposal groups classified as held for sale			
Assets of disposal groups held for sale*	3,049	1,803	736
Associates**	764	586	568
Total assets and disposal groups classified as held for sale	3,813	2,389	1,304
Total liabilities of disposal groups classified as held for sale*	2,443	1,427	644

*Disposal groups held for sale at 30 September 2006 include East London Bus Group Holdings Limited, Steam Packet Group, Macquarie Small Cap Roads Holdings, LLC, AHA Holdings Limited, Macquarie SC Investments Inc. and Vancouver Health Holdings Limited.

Disposal groups at 31 March 2006 included Steam Packet Group, Macquarie Small Cap Roads Holdings, LLC, AHA Holdings Limited, Macquarie SC Investments Inc. and Vancouver Health Holdings Limited.

Disposal groups at 30 September 2005 included Korea Power Investment Co. Limited, Macquarie East Daegu Investment Company and Macquarie Regional Radioworks Pty Limited.

**Summarised information of held for sale associates is as follows:

Name of entity	Participating interest %	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Taiwan Cable TV Investment Sarl	40%	279	-	-
Macquarie New York Parking 2 LLC (previously TMO Parent LLC trading as Icon Parking)	53%	167	174	-
Retirement Villages Group (previously Global Retirement Trust)	48%	132	58	-
AM Office Unit Trust	85%	85	85	-
Creative Broadcast Services International Limited (previously Creative Broadcast Services Limited)	28%	82	97	93
RP Data Limited	31%	18	-	-
Macquarie Direct Property Fund^	-	-	25	-
Macquarie Global Infrastructure Trust II	1%	1	1	-
CJ CableNet Yangchon Broadcasting Co. Limited^^	-	-	36	32
Industrial Investments Australia SPV Pty Ltd (previously Macquarie Industrial Investments Norway AS)	-	-	110	-
Macquarie UK Broadcast Holdings	-	-	-	32
Macquarie UK Broadcast Services Plc	-	-	-	31
Macquarie Airports (Brussels) S.A.	-	-	-	27
Korea Independent Energy Corporation	-	-	-	345
Other	-	-	-	8
Total associates classified as held for sale		764	586	568

^Investment transferred to interest in associates and joint ventures using the equity method.
^^Investment transferred to investment securities available for sale.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
14. Trading portfolio liabilities			
Listed equity securities	3,782	4,435	3,433
Commonwealth government securities	1,881	4,867	4,528
Other government securities	769	685	493
Corporate securities	68	70	60
Total trading portfolio liabilities	6,500	10,057	8,514
15. Debt issued at amortised cost			
Debt issued at amortised cost	42,317	39,022	30,427
Total debt issued at amortised cost	42,317	39,022	30,427
16. Other financial liabilities at fair value through profit and loss			
Debt issued at fair value	1,257	1,163	926
Equity linked notes	4,428	4,318	3,701
Total other financial liabilities at fair value through profit and loss	5,685	5,481	4,627
Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit and loss by major currency:			
Australian dollars	26,032	23,784	21,521
United States dollars	9,014	8,205	5,648
Euro	6,885	5,440	3,446
Great British pounds	2,677	3,844	2,192
Hong Kong dollars	1,759	1,435	1,204
Japanese yen	560	695	437
Singapore dollars	372	340	223
Korean won	265	387	302
Canadian dollars	240	280	38
Other currencies	198	93	43
Total by currency	48,002	44,503	35,054

The Bank's primary program for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one day to 30 years.

17. Contributed equity

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Ordinary share capital			
Opening balance of 232,440,369 (Mar 2005: 223,683,592) fully paid ordinary shares	1,916	1,830	1,600
Issue of 10,606,061 ordinary shares on 22 May 2006 at $66.00 per share (a)	696	-	-
On-market purchase of 280,873 (2005: 151,967) shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non Executive Directors Share Acquisition Plan ("NEDSAP") at $67.85 (2005: $60.26) per share	(19)	(1)	(9)
Allocation of 280,873 (2005: 151,967) shares to employees pursuant to the MBSSAP and NEDSAP at $67.85 (2005: $60.26) per share	19	1	9
Transfer from share based payments reserve for expensed options that have been exercised	12	4	4
Issue of 4,975,546 (2005: 5,502,652) shares on exercise of options	159	54	168
Issue of 137,947 shares on 23 June 2006 pursuant to the Share Purchase Plan at $66.00 per share	9	-	-
Issue of 1,523,326 shares on 5 July 2006 pursuant to the DRP at $63.60 per share	97	-	-
Issue of 20,118 shares on 13 January 2006 pursuant to the Employee Share Plan at $68.30 per share	-	1	-
Issue of 396,543 shares on 16 December 2005 pursuant to the DRP at $67.77 per share	-	27	-
Issue of 1,133,173 shares on 1 July 2005 pursuant to the DRP at $51.27 per share	-	-	58
Closing balance of 249,683,249 (Sep 2005: 230,319,417) fully paid ordinary shares	2,889	1,916	1,830
Treasury Shares	(2)	(2)	(1)
Macquarie Income Securities	391	391	391

(a) On 22 May 2006, the Bank issued 10,606,061 additional ordinary shares at $66.00 per ordinary share via an institutional placement. These placement shares rank pari passu with existing ordinary shares except that they did not participate in the 2006 final dividend paid on 5 July 2006. The equity raised is net of placement fees of $4 million.

18. Reserves, retained earnings and minority interests

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Reserves			
Foreign currency translation reserve			
Opening balance	4	3	(1)
Currency translation differences arising during the period, net of hedge	6	1	4
Total foreign currency translation reserve	10	4	3
Available for sale reserve			
Opening balance	151	69	-
Adjustment on adoption of AASB 132 and AASB 139, net of tax	-	-	67
Revaluation movement for the period, net of tax	56	114	2
Transfer to profit on realisation	(75)	(32)	-
Total available for sale reserve	132	151	69
Share-based payments reserve			
Opening balance	84	54	39
Option expense for the period	35	34	19
Transfer to share capital on exercise of expensed options	(12)	(4)	(4)
Total share-based payments reserve	107	84	54
Cash flow hedging reserve			
Opening balance	2	(8)	-
Adjustment on adoption of AASB 132 and AASB 139	-	-	4
Revaluation movement for the period, net of tax	(20)	10	(12)
Total cash flow hedging reserve*	(18)	2	(8)

*included within the cash flow hedging reserve is a $24 million negative revaluation (net of tax) which relates to disposal groups classified as held for sale.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Share of reserves of interests in associates and joint ventures using the equity method			
Opening balance	9	7	11
Share of reserves during the period	26	2	(3)
Transfer to profit on realisation	(1)	-	(1)
Total share of reserves of interests in associates and joint ventures using the equity method	34	9	7
Total reserves	265	250	125
Retained earnings			
Balance at the beginning of the financial period	1,934	1,708	1,523
Adjustment on adoption of AASB 132 and AASB 139	-	-	16
Profit attributable to equity holders of Macquarie Bank Limited	745	448	497
Distributions paid or provided on Macquarie Income Securities	(15)	(14)	(15)
Dividends paid on ordinary share capital	(290)	(208)	(313)
Total retained earnings	2,374	1,934	1,708

18. Reserves, retained earnings and minority interests (continued)

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Minority interest			
Macquarie Income Preferred Securities*			
Proceeds on issue of Macquarie Income Preferred Securities	894	894	894
Issue costs	(10)	(10)	(10)
	884	884	884
Retained profits	27	28	23
Distribution provided on Macquarie Income Preferred Securities	(27)	(28)	(23)
Foreign currency translation reserve	(15)	(43)	(83)
Total Macquarie Income Preferred Securities	869	841	801
Other minority interests			
Ordinary share capital	36	36	40
Preference share capital	6	-	-
Accumulated losses	(27)	(29)	(36)
Total other minority interests	15	7	4
Total minority interest	884	848	805

* On 22 September 2004, Macquarie Capital Funding L.P., a member of the economic entity established to facilitate capital raising, issued £350 million of tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The issue is reflected in the economic entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

19. Notes to the cash flow statement

Reconciliation of cash

Cash at the end of the period as shown in the cash flow statement is reconciled to related items in the Balance Sheet as follows:

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Cash and balances with central banks	9	5	4
Due from other financial institutions			
- due from banks*	4,076	6,390	2,735
- trading securities**	2,503	2,738	2,384
Cash and cash equivalents at the end of the half year	6,588	9,133	5,123

Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Profit from ordinary activities after income tax	774	474	523
Adjustments to profit from ordinary activities			
Amounts provided during the period	14	56	5
Depreciation	41	33	27
Share of net profits of associates and joint ventures	(99)	(133)	(39)
Dividends received from associates	124	165	32
Share based payment expense	35	34	19
Changes in assets and liabilities			
Decrease/(increase) in dividends receivable	126	156	32
(Increase)/decrease in fees and commissions receivable	(39)	(35)	(45)
Increase/(decrease) in fees and commissions payable	9	12	(53)
Increase/(decrease) in tax liabilities	250	(72)	171
(Increase)/decrease in tax assets	(140)	(2)	(37)
Increase/(decrease) in deferred tax liabilities	(104)	(17)	(106)
(Increase)/decrease in interest receivable	(148)	46	(107)
Increase/(decrease) in interest payable	274	140	103
Increase in employment provisions	16	9	14
(Increase)/decrease in loan assets granted	(7,854)	(3,875)	(3,902)
(Decrease)/increase in debtors, prepayments, accrued charges and creditors	(693)	119	(538)
(Increase)/decrease in financial instruments, foreign exchange and commodities	(1,949)	(2,388)	(3,538)
Increase/(decrease) in money market and other deposits	5,770	10,060	8,322
(Increase)/decrease in life investment contract receivables	89	146	(193)
Net cash flows from operating activities	(3,504)	4,928	690

* Includes cash at bank, due from clearing houses and overnight cash at bank.

** Includes certificates of deposit, bank bills and other short-term cash securities.

20. Contingent liabilities and assets

The following details of contingent liabilities and assets exclude derivatives which have been recognised by the economic entity.

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Contingent liabilities exist in respect of:			
Guarantees	**241**	364	168
Indemnities	**56**	64	509
Undrawn credit facilities	**4,922**	3,926	3,420
Undrawn credit facilities – revocable at any time	**3,938**	2,979	2,757
Other contingent liabilities (a)	**924**	1,509	949
Total contingent liabilities	**10,081**	8,842	7,803

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

(a) Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingents. Also included are forward asset purchases whereby the economic entity has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the economic entity. The total commitment at 30 September 2006 was $812 million (31 March 2006: $1,466 million, 30 September 2005: $919 million).

Of the total contingent liabilities above, $8.9 billion (31 March 2006: $6.9 billion, 30 September 2005: $6.2 billion) also represent contingent assets. Such commitments to provide credit may in the normal course convert to loans and other assets.

21. Acquisition and disposal of controlled entities

Entities acquired or consolidated due to change in control:

The following entities were acquired during the period:

Cervus Financial Corp
Corona Energy Holdings Limited
Macquarie Small Caps Roads (an additional four toll roads: Central Alabama Assets, Detroit Windsor Tunnel)
East London Bus & Coach Company Ltd and South East London & Kent Bus Company Limited

The aggregate details of these acquisitions (including disposal groups) are as follows:

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Fair value of net assets acquired			
Cash and other financial assets	105	182	95
Derivatives and financial instruments – positive values	39	269	-
Fixed assets	8	28	374
Intangible assets	14	112	277
Assets of disposal groups classified as held for sale	1,108	2,271	-
Derivative financial instruments – negative values	-	(254)	-
Payables and provisions	(92)	(197)	(15)
Liabilities of disposal groups classified as held for sale	(621)	(1,660)	-
Lease liabilities	-	-	(13)
Borrowings	(43)	-	(406)
Minority interest in disposal groups classified as held for sale	-	(151)	-
Outside equity interest	-	-	(151)
Total fair value of net assets acquired	518	600	161
Purchase consideration			
Cash consideration	518	589	161
Deferred consideration	-	76	-
Total purchase consideration	518	665	161
Reconciliation of cash movement			
Cash consideration	(518)	(589)	(161)
Less: cash acquired	7	279	53
Total cash outflow	(511)	(310)	(108)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2006 comparatives relate to the acquisitions of The Steam Packet Group Limited, Smarte Carte Corporation, AHA Health Abbotsford Limited and AHA Access Health Vancouver Limited, Baldwin County Bridge Company LLC and Macquarie Cook Energy LLC (formerly Cook Inlet Energy Supply LLC). The 30 September 2005 comparatives relate to the acquisitions of Daegu East Circulation Road Company, Open Telecommunications Limited, Korean Power Investment Co. Limited ("KPIC") and ATM Solutions Australasia. As detailed in the table above, the significant intangibles relating to these entities included radio licences, aircraft leases and goodwill.

21. Acquisition and disposal of controlled entities (continued)

Entities disposed of or deconsolidated due to change in control:

There were no significant disposals during the period.

Aggregate details of the disposals and deconsolidations are as follows:

	As at 30 Sep 2006 $m	As at 31 Mar 2006 $m	As at 30 Sep 2005 $m
Carrying value of assets and liabilities disposed of or deconsolidated			
Assets of disposal groups classified as held for sale	-	1,099	-
Liabilities of disposal groups classified as held for sale	-	(687)	-
Minority interest in disposal groups classified as held for sale	-	(139)	-
Total carrying value of assets and liabilities disposed of or deconsolidated	-	273	-
Reconciliation of cash movement			
Cash received*	-	460	-
Less:			
Investment retained	-	(110)	-
Cash deconsolidated	-	(102)	-
Total cash inflow	-	248	-

* Cash received includes the repayment of intercompany debt.

The 31 March 2006 comparatives relate to the deconsolidation of RG Capital and DMG Regional Radio ("Radioworks"), Daegu East Circulation Road Company and Korean Power Investment Co. Limited ("KPIC").

22. Events occurring after reporting date

There were no material post balance sheet events occurring after the reporting date requiring disclosure in these financial statements.

DIRECTORS' DECLARATION

In the Directors' opinion

(a) the financial statements and notes set out on pages 6 to 32 are in accordance with the *Corporations Act 2001*, including:

i. complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
ii. giving a true and fair view of the consolidated entity's financial position as at 30 September 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.



David Clarke
Executive Chairman



Allan Moss
Managing Director and
Chief Executive Officer

Sydney
13 November 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Macquarie Bank Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Macquarie Bank Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Macquarie Bank Group (defined below) as at 30 September 2006 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Macquarie Bank Group (the consolidated entity), for the half-year ended 30 September 2006. The consolidated entity comprises both Macquarie Bank Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



Ian Hammond
Partner

Sydney
13 November 2006

MACQUARIE BANK LIMITED

and its controlled entities

TEN YEAR HISTORY

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the full year ended 31 March 2006 and half year ended 30 September 2006 is based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements.

	Years ended 31 March									First half
	1998	1999	2000	2001	2002	2003	2004	2005(e)	2006	2007
Income statement ($ million)										
Total income from ordinary activities	665	815	1,186	1,472	1,600	1,890	2,465	3,752	4,393	**3,156**
Total expenses from ordinary activities	498	597	885	1,147	1,245	1,430	1,780	2,594	3,106	**2,213**
Operating profit before income tax	167	218	301	325	355	460	685	1,158	1,287	**943**
Income tax expense	26	53	79	53	76	96	161	288	290	**169**
Profit for the period	141	165	222	272	279	364	524	870	997	**774**
Macquarie Income Preferred Securities distributions	-	-	-	-	-	-	-	28	51	**27**
Other minority interests	-	-	-	(1)	-	3	3	1	1	**2**
Macquarie Income Securities distributions	-	-	12	31	29	28	27	29	29	**15**
Profit attributable to ordinary equity holders	141	165	210	242	250	333	494	812	916	**730**
Balance sheet ($ million)										
Total assets	7,929	9,456	23,389	27,848	30,234	32,462	43,771	67,980	106,211	**112,637**
Total liabilities	7,348	8,805	22,154	26,510	27,817	29,877	40,938	63,555	100,874	**105,836**
Net assets	581	651	1,235	1,338	2,417	2,585	2,833	4,425	5,337	**6,801**
Risk-weighted assets	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771	28,751	**36,836**
Total loan assets	3,158	4,002	6,518	7,785	9,209	9,839	10,777	28,425	34,999	**42,631**
Impaired assets (net of provisions)	12	44	23	31	49	16	61	42	93	**128**
Share information*										
Cash dividends per share (cents per share)										
Interim	21	30	34	41	41	41	52	61	90	**125**
Final	30	38	52	52	52	52	70	100	125	**N/A**
Special	-	-	-	-	-	50	-	40	-	**-**
Total	51	68	86	93	93	143	122	201	215	**125**
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8	164.8	233.0	369.6	400.3	**300.9**
Share price at period end ($) (a)	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03	64.68	**69.15**
Ordinary share capital (million shares) (b)	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7	232.4	**249.7**
Market capitalisation at period end (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744	15,032	**17,267**
Ratios										
Return on average ordinary shareholders' funds	26.1%	26.8%	28.1%	27.1%	18.7%	18.7%	22.3%	29.8%	26.0%	**30.0%**
Payout ratio (excluding special dividend)	57.9%	67.2%	70.0%	67.5%	73.6%	87.4(d)%	53.2%	53.2%	54.4%	**42.7%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	12.4%	**13.2%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	14.1%	**15.9%**
Impaired assets as % of loan assets (excluding mortgage securitisation SPV's)	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	0.5%	**0.5%**
Net loan losses as % of loan assets (excluding mortgage securitisation SPV's)	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.1%	**0.1%**
Assets under management ($ billion) (f)	21.4	22.8	26.3	30.9	41.3	52.3	62.6	96.7	140.3	**153.4**
Staff numbers (c)	2,474	3,119	4,070	4,467	4,726	4,839	5,716	6,556	8,183	**8,986**

(a) The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996

(b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

(c) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

(d) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

(e) Restated for AIFRS

(f) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

APPENDIX 4D
HALF YEAR REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

HALF YEAR ENDED 30 SEPTEMBER 2006

1 **Details of the reporting period and the previous corresponding period**

Current period:	1 April 2006 to 30 September 2006
Prior corresponding period:	1 April 2005 to 30 September 2005

2 **Results for announcement to the market**

	Key information	Half year ended 30 September 2006 $M	Half year ended 30 September 2005 $M	% Change
2.1	**Income from ordinary activities**	3,156	2,160	46%
2.2	**Profit attributable to equity holders of Macquarie Bank Limited**	745	497	50%
2.3	**Profit attributable to ordinary equity holders of Macquarie Bank Limited**	730	482	51%

2.4	**Dividends**	**Amount per security**	**Franked amount per security**
	Ordinary Shares		
	Interim dividend (declared, not yet provided at 30 September 2006)	125 cents per ordinary share	100%
	Final dividend	n/a	n/a

2.5	**Record date for determining entitlements to the dividends**
	Record date for the interim dividend is 24 November 2006.

2.6	**Commentary**

AIFRS:

The financial report for the half year ended 30 September 2006, and the results reported herein, are prepared in accordance with Australian Equivalents to International Financial Reporting Standards ('AIFRS').

Consolidated Result:

The Bank's consolidated net profit after income tax attributable to its ordinary equity holders for the half year ended 30 September 2006 was $730 million, an increase of 51% on the prior corresponding period. Basic earnings per share is up 41% to 300.9 cents.

The Bank benefited from a number of significant transactions during the period, including the initial public offering of Dyno Nobel, the realisation of a large US oil and gas asset and the disposal of the Bank's investment in Macquarie Goodman Group (MGQ).

To support this strong growth and to fund international expansion opportunities, the Bank raised in excess of $700 million of ordinary equity earlier this year through a private institutional share placement and a share purchase plan for retail investors.

Total operating income for the half year to 30 September 2006 increased 46% over the prior corresponding period to $3,156 million, driven by profits from the disposal of equity investments and market conditions that have been favourable for investment banking activities.

The Bank's global expansion continues to see international income grow, up considerably to $1,321 million, representing an increase of 38% on the prior corresponding period. International income amounted to 44% of the Bank's total operating income (excluding earnings on capital) for the half year to 30 September 2006, which is down slightly from 46% in the prior corresponding period largely due to the disposal of MGQ. Excluding the income from this transaction, international income for the half would have represented approximately 49% of total operating income (excluding earnings on capital).

Operating expenses are up 50% on the prior corresponding period to $2,213 million. Employment costs, the largest component of operating expenses, are up 54% on the prior corresponding period to $1,807 million. The increase has been driven by headcount growth combined with growth of staff profit share expense through an increase in net profit and an improved return on equity. Headcount is up 26% on the prior corresponding period to 8,986 staff with international headcount increasing by 48% to 3,006 staff.

Refer to the September 2006 Interim Result Announcement for more details.

3 Net tangible asset per security

	30 September 2006 $	30 September 2005 $
Ordinary shares	13.89	12.67

Including the intangibles (net of associated deferred tax liabilities) within the Bank's businesses held for resale, the NTA per ordinary share would have been $20.10 at 30 September 2006 (30 September 2005: $14.85)

4 **Control gained or lost over entities in the half year, and those having material effect**

Name of entities where control was gained in the half year	Date control gained
Detroit Windsor Tunnel LLC	12-May-06
Detroit and Windsor Subway Company	12-May-06
DWT Inc	12-May-06
Alabama Black Warrior Parkway, LLC	12-May-06
Alabama Emerald Mountain Expressway Bridge, LLC	12-May-06
Alabama Toll Operations, LLC	12-May-06
Central Alabama River Parkway, LLC	12-May-06
Cervus Financial Corp	06-Jul-06
Corona Energy Holdings Limited	31-Jul-06
East London Bus & Coach Company Limited	30-Aug-06
South East London & Kent Bus Company Limited	30-Aug-06

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

Name of entities where control was lost in the half year	Date control lost
Nil	

5 Dividend details

	Half year ended 30 September 2006 $M	Half year ended 30 September 2005 $M
Ordinary share capital		
Interim dividend provided:		
Nil (2005: Nil) cents per share	-	-
Interim dividend paid:		
90 (2005: 61) cents per share	-	-
Final dividend paid:		
125 (2005: 100) cents per share	290	224
Special dividend paid:		
Nil (2005: 40) cents per share	-	89

There is no provision for interim dividend in respect of the half year ended 30 September 2006 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

The final dividend paid during the half year ended 30 September 2006 was 100% franked at 30% (2005: 90% franked at 30%).

Since half year end, the Directors have declared the payment of an interim dividend for the half year ending 30 September 2006 of 125 cents per fully paid ordinary shares, 100% franked at 30%. The aggregate amount of the interim dividend to be paid on 15 December 2006 out of retained profits at 30 September 2006, but not recognised as a liability at half year end, is $312 million. This amount has been estimated based on the number of shares eligible to participate as at 30 September 2006.

Macquarie Income Securities

Distributions paid during the half year ended 30 September 2006 (net of distributions previously provided) were $9 million (2005: $9 million). Distributions provided at 30 September 2006 are $6 million (2005: $6 million). The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 132 *Financial Instruments: Disclosure and Presentation.*

Macquarie Income Preferred Securities

Distributions provided at 30 September 2006 are $25 million (2005: $23 million). The Macquarie Income Preferred Securities represent a minority interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

6 Dividend or distribution reinvestment plan details

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

Election notices for participation in the DRP in relation to the interim dividend to be paid on 15 December 2006 must be received by the registry by 5.00pm on 24 November 2006 to be effective for that dividend.

7 Investment associates and joint ventures

Name	Participating interest (%)
Material interests in associates and joint ventures are as follows:	
Diversified CMBS Investments Inc.	57%
Dynasty Property Investment Limited	24%
European Directories SA	13%
Macquarie Airports	15%
Macquarie Capital Alliance Group	11%
Macquarie Communications Infrastructure Group	12%
Macquarie Countrywide Trust	9%
Macquarie Diversified (AA) Trust	29%
Macquarie European Infrastructure Fund LP	5%
Macquarie Infrastructure Company Trust	7%
Macquarie Infrastructure Group	2%
Macquarie International Infrastructure Fund Limited	8%
Macquarie MEAG Prime REIT	20%
Macquarie Media Group	21%
Macquarie Office Trust	6%
Macquarie Shinhan Infrastructure Asset Management Co Limited	50%
Medallist Developments Inc.	80%
Medallist Developments Trust	70%
Moto International Holdings Limited	29%
Resources Services Holdings USA	17%
Material interests in held for sale associates are as follows:	
AM Office Unit Trust	85%
Creative Broadcast Services International Limited (previously Creative Broadcast Services Limited)	28%
Macquarie New York Parking 2 LLC (previously TMO Parent LLC trading as Icon Parking)	53%
Retirement Villages Group (previously Global Retirement Trust)	48%
Taiwan Cable TV Investment Sarl	40%

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

8 Foreign entities, applicable accounting standards used

Not applicable	

9 Statement if financial report is subject to review dispute or qualification

The financial report has been subject to review, and is not subject to disputes or qualifications.	